Minebea Co., Ltd.

ANNUAL REPORT

2007

Year Ended March 31, 2007



For Minebea, competitiveness means ensuring both ultraprecision machining and mass production technologies



Disclaimer Regarding Future Projections

In this annual report, all statements that are not historical facts are future projections made based on certain assumptions and our management's judgement drawn from currently available information. Accordingly, when evaluating our performance or value as a going concern, these projections should not be relied on entirely. Please note that actual performance may vary significantly from any particular projection, owing to various factors, including: (i) changes in economic indicators surrounding us, or in demand trends; (ii) fluctuation of foreign exchange rates or interest rates; and (iii) our ability to continue R&D, manufacturing and marketing in a timely manner in the electronics business sector, where technological innovations are rapid and new products are launched continuously. Please note, however, this is not a complete list of the factors affecting actual performance.



...ed in 1951 as Japan's ...
... miniature ball bearings.
...orld's leading comprehensive ...
of ... ngs and high-precision com... ...nts, ...
cus... ...ation and telec... ...ications
equi... ...and household elec...
appli...

As of ... ...ebea Group encompassed
43 subsi... ...13 countries. The Group maintains
28 plants a... ...and employs a total of 49,563 people.

Contents

At a Glance

Year ended March 31, 2007

Machined Components



Principal Products

● **Bearings and Bearing-Related Products**
- Miniature ball bearings
- Small-sized ball bearings
- Integrated-shaft ball bearings
- Rod-end bearings
- Spherical bearings
- Roller bearings
- Sleeve bearings
- Pivot assemblies
- Tape guides

● **Other Machined Components**
- Aerospace/automotive fasteners
- Special machined components
- Magnetic clutches and brakes

Percentage of net sales


42%


Net Sales of Machined Components
Billions of yen
200
160
120
80
40
0
118.1
111.7
116.1
129.6
137.7
2003
2004
2005
2006
2007

Electronic Devices and Components



Principal Products

● **Rotary Components**
- Hard disc drive (HDD) spindle motors
- Fan motors
- Hybrid-type stepping motors
- Permanent magnet (PM)-type stepping motors
- Brush DC motors
- Vibration motors
- Variable reductance (VR) resolvers

● **Other Electronic Devices and Components**
- Personal computer (PC) keyboards
- Speakers
- Electronic devices
  - Color wheels
  - Magneto-optical disc (MOD) drive subassemblies
  - Lighting devices for liquid crystal displays (LCDs)
  - Magnetic heads for floppy disc drives (FDDs)
  - Backlight inverters
- Measuring components
  - Strain gages
  - Load cells

Percentage of net sales


58%


Net Sales of Electronic Devices and Components
Billions of yen
200
160
120
80
40
0
154.1
156.9
178.3
188.9
193.4
2003
2004
2005
2006
2007

Consolidated Financial Highlights

Years ended March 31

	Millions of yen		Percentage change	Thousands of U.S. dollars (Note 3)
	2007	2006	2007/2006	**2007**
Net sales	**¥331,022**	¥318,446	3.9%	**$2,804,084**
Operating income	**26,265**	19,269	36.3	**222,492**
Net income	**12,862**	4,257	202.1	**108,957**
Total net assets	**142,558**	118,209	—	**1,207,610**
Total assets	**354,784**	349,862	1.4	**3,005,375**
Return (net income) on equity	**9.9%**	3.9%		
		Yen	Percentage change	U.S. dollars (Note 3)
Per Share Data:				
Net income (basic)	**¥ 32.23**	¥ 10.67	202.0%	**$0.27**
Net assets	**356.75**	294.65	21.0	**3.02**
Cash dividends applicable to the year	**10.00**	7.00	42.8	**0.08**

Notes: 1. Effective fiscal 2007, Minebea has applied the Accounting Standard for Presentation of Net Assets in the Balance Sheet and the Implementation Guidance for the Accounting Standard for Presentation of Net Assets in the Balance Sheet. Accordingly, "shareholders' equity" and "return on shareholders' equity" have been restated as "net assets" and "return (net income) on equity," respectively.

2. Owing to a change in the method of calculating net assets in fiscal 2007, it is not possible to calculate a percentage change.

3. U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥118.05=US$1, the approximate rate of exchange on March 31, 2007.


Net Sales and Operating Income
Billions of yen
272.2
268.6
294.4
318.4
331.0
19.4
18.1
14.1
19.3
26.3
2003 2004 2005 2006 2007
Net sales
Operating income


Net Income (Loss) and
Net Income (Loss) per Share (Basic)
Billions of yen
Yen
15.08
13.93
10.67
32.23
12.9
6.0
5.6
4.3
2.4
-6.10
2003 2004 2005 2006 2007
Net income (loss) (left scale)
Net income (loss) per share (basic)


Return (Net Income) on Equity (ROE)
and Return on Total Assets (ROA)
%
6.3
5.7
3.9
9.9
1.9
1.7
1.2
3.7
-0.8
-2.3
2003 2004 2005 2006 2007
ROE
ROA

Surge Forward, Progression and Leap: The Next Phase in Our Drive toward Sustainable Growth



Takayuki Yamagishi
Representative Director,
President and Chief Executive Officer

In fiscal 2007, ended March 31, 2007, efforts implemented in line with our new strategic road map enabled us to achieve an increase in consolidated operating income in excess of 30% for the second consecutive year, thereby laying the groundwork for a new phase of growth.

Results of Operations

In fiscal 2007, the principal global economies expanded favorably, while demand in key sectors, notably PCs, HDDs, mobile phones, aircraft and automobiles, increased. In this environment, we recorded consolidated net sales of ¥331.0 billion, a new record for the Company and the first in nine years. Sales growth was driven by rising sales of ball bearings, rod-end bearings, electronic devices and other products that enjoy leading market share and effectively capitalize on market needs.

Operating income rose 36%, to ¥26.3 billion. Despite the negative impact of the appreciation of the baht—the currency of Thailand, where we have our principle manufacturing base—growth in our ball bearings, rod-end bearings and other mainstay businesses, together with a return to profitability in our information motor and PC keyboard businesses, the operating margin rose 2.0 percentage points, to 8.0%.

Net income soared to ¥12.9 billion, three times higher than in fiscal 2006.

Toward Sustainable Growth

The chart below was developed as a visual representation of our current medium-term business plan, which outlines the sustainable growth trajectory we conceive for Minebea over the next several years.

The plan aims for consolidated net sales of ¥350 billion in fiscal 2009 and ¥370 billion in fiscal 2010. It also calls for an operating margin of 10% or higher in fiscal 2010. To these ends, the plan envisions fiscal 2008, the first year of the plan, as a year in which we make a major surge forward;

Looking Ahead

Numerical Targets of Medium-Term Business Plan

Billions of yen

	Fiscal 2008	Fiscal 2009	Fiscal 2010
Net sales	¥335.0	¥350.0	¥370.0
Operating income	30.0	34.0	38.0
Income before income taxes	23.5	26.0	30.0


Aiming to be a company with net sales of ¥500 billion
Sustainable growth
Strengthen business foundation
Reduction in losses
Strategy, business and technological alignment
Return to profitability
Strategic business growth
Increase in profits
Technological advancement
Creation of wealth
Further expansion
Maximizing of profits
Reorganization
Fiscal 2006
Transition to stronger business
Fiscal 2007
Surge forward
Fiscal 2008
Progression
Fiscal 2009
Leap
Fiscal 2010
Future
Fiscal 2012

fiscal 2009 as a year in which we will achieve a significant progression; and fiscal 2010 as the year in which we will see a dramatic leap forward. These three stages comprise the next phase in our growth strategy, which targets consolidated net sales of ¥500 billion in fiscal 2012.

Innovation: The Key to Sustainable Growth

Minebea's vision is to evolve as a company that leads the competition through manufacturing and technological excellence.

The diagram below is a schematic representation of how innovation in various areas will enable us to achieve sustainable growth. Efforts in these areas are invariably linked; accordingly, we will keep our attention focused on measures that yield synergies.

In ball bearings, market potential, supply capabilities, cost competitiveness and advances in manufacturing technology are crucial factors. By concentrating on reinforcing our manufacturing capabilities for high-growth miniature ball bearings and developing new extra-small-sized bearings, we will strive to cultivate and expand new demand. To enhance supply capabilities and cost competitiveness, during fiscal 2008 we will increase our monthly global production capacity to 200 million pieces, with the aim of maintaining our leading global market position. Looking further ahead, the most important concern for us is to revolutionize our manufacturing technology. With this in mind, we are currently making plans to construct a new plant featuring a next-generation bearing production system. Concurrently, we are also working to develop new machinery exclusively for miniature ball bearings that will enable us to respond better to demand for greater miniaturization and increasingly high levels of precision.

In the area of aerospace components, we expect to benefit from market growth in the air transport market, a view that is underscored by the airline industry's medium-term projections for annual increases in global demand of 5% in

Achieving Sustainable Growth through Innovation


Bearings and motors
Development of smaller products
Brush DC motors
New products for new markets
Lighting devices
Backlights for notebook PCs
Cultivation of New Markets
Measuring components
Components for medical and healthcare equipment
Motion control
Resolvers for automotive applications and other products
Fans and blowers
Cooling systems for telecommunications equipment
Revolutionizing Production Technology
Aircraft components
Increasingly sophisticated machining technologies
Increasingly sophisticated lubricating technologies
Ball bearings
Next-generation production facilities
Development of new machining technologies

the passenger sector and 6% in the cargo sector. In addition to reinforcing our existing rod-end and spherical bearings, we will endeavor to expand this business by applying our highly sophisticated processing technologies to facilitate our entry into the market for mechanical components for aerospace use.

Recognizing fan motors as the key to the growth of our motors business, we have nearly completed revamping the layout of MINEBEA ELECTRONICS & HI-TECH COMPONENTS (SHANGHAI) LTD.'s plant in Xicen—a step taken to ensure our ability to accommodate growth in this business over the next decade—and will increase production in fiscal 2008. We have also announced new products, namely, the world's smallest PM stepping motor, with a diameter of only 3 millimeters, and a compact, high-torque brush DC motor. We will also reinforce our development infrastructure and step up efforts to develop and market new products.

In lighting devices, we continue to complement our existing lineup of light-emitting diode (LED) backlights for mobile phones. In addition to launching a new business begun in late fiscal 2006—LED backlights for car navigation systems—on the road to stable growth, we will expand into the business of 15-inch LED backlights for notebook PC monitors.

We are also taking steps to cultivate new markets. In the measuring components business, we have entered the automotive market and are aiming to enter the healthcare and medical products markets. Additionally, spurred by the increasing use of automotive electronics, we plan to begin sales of our highly reliable resolvers—sensors used for measuring rotational angle, originally developed for aerospace use—in the automobile components market.

Minebea is on track to make a major surge forward in fiscal 2008—a surge that will be driven by its focus on innovation.

Our drive to increase corporate value has propelled us into a new phase of growth. The first step will be to make a major surge forward. The next will be a significant progression, followed by a dramatic leap forward toward our ultimate goal, which is sustainable growth. We realize that this will be anything but easy, and we look forward to the unflagging commitment of every Minebea Group employee. In these and all our efforts, I am grateful for the continued support of shareholders.

July 1, 2007

T. Yamagishi

Takayuki Yamagishi
Representative Director,
President and Chief Executive Officer

Leading the Competition through Manufacturing Excellence

Since its establishment, Minebea has built up a tradition of manufacturing excellence in the area of ball bearings. Today, Minebea is returning to the basics of manufacturing in an effort to extend this tradition—its DNA—to all of its products.

Outperforming the competition by continuously enhancing manufacturing capabilities

"Leading the competition through manufacturing excellence": This year, the annual report team speaks with Eiichi Kobayashi, Senior Managing Executive Officer and Chief of Manufacturing Headquarters—who has played a leading role in ensuring broad acceptance of this new guiding standard throughout the Minebea Group—about what defines manufacturing excellence for Minebea.

Interviewer: Management has outlined two themes at the moment: "Leading the competition through excellence" and "Returning to the basics of manufacturing." How do you interpret these themes?

Kobayashi: In the years since its establishment, Minebea has built up a tradition of manufacturing excellence in the area of ball bearings. This is the reason we have succeeded in expanding this business while maintaining a consistently high level of profitability to date. The idea of returning to the basics of manufacturing is important in everything we do. In the bearings business, it means returning to the roots of this excellence.

Of course, in manufacturing there are always challenges, no matter how advanced or improved processes are. This is true even in our core bearings business. The role of the Manufacturing Headquarters is to articulate the need to rethink the most fundamental aspects of how we manufacture and at the same time to identify specific challenges and work together with all groups involved in manufacturing to find answers.

Interviewer: What do you mean when you say the "basics" or "fundamental aspects" of manufacturing?

Kobayashi: The basic premise of manufacturing is to manufacture the best possible products for the lowest possible cost. Minebea manufactures components, so it is essential that we remain abreast of the requirements of our customers. There is a commonplace Japanese expression, which essentially means "It all comes down to whether you can sell it and whether you can make a profit." Customer requirements vary significantly. We must respond to performance and function requirements at the development stage. At the manufacturing stage, our job is to respond to requirements in terms of quality, cost and delivery time. Regardless of how difficult a customer's requirements are, we cannot just say "No, sorry, can't be done!" and give up. It comes down to how far we can improve yield and how quickly we can produce, that is, how much we can shorten production time. Time equals cost; it's that simple. So, from these two perspectives we are rethinking all of our manufacturing processes and operations, as well as our production floor environments and equipment. Our responsibility is to do whatever is necessary to enhance our manufacturing capabilities.

Interviewer: Can you give us an example of how a measure you have implemented has enhanced manufacturing capabilities?

Kobayashi: We produce the bonded magnets used in Minebea motors in-house. One step in the production of a bonded magnet entails sintering at a low temperature, which used to require 15 seconds. Essentially what happens is that powdered materials are heat-pressed into pellet form, so we took a hint from the pelletizing processes used in the manufacture of pharmaceutical pills, noting that pharmaceutical manufacturers allow less than one second per pill. By looking at the production methods they used and adapting certain aspects to our own sintering process, we succeeded in reducing the time required for sintering bonded magnets to 0.8 second. This reduction in time facilitated reductions in equipment, space and operational personnel requirements for the sintering process, which, in turn, enabled us to significantly lower related costs. This is a classic example of how producing more quickly led to a reduction in costs.

Eiichi Kobayashi
Director
Senior Managing Executive Officer and Chief of Manufacturing Headquarters



Our products, especially our mainstay bearings, involve a vast range of machining processes. Looking at it in a different way, we purchase a lot of high-priced raw materials and spend considerable time and effort on cutting and grinding, then discarding the swarf. Accordingly, it is important for us to pursue bold improvements that enable us to eliminate waste as much as possible.

Interviewer: Does "enhancing manufacturing capabilities" translate into greater profitability?

Kobayashi: The cost of any product is the cost of materials plus the cost of processing. In addition to rethinking manufacturing processes, we are reviewing the materials we use. At present, persistently high raw materials prices continue to push product costs up and thus to exert pressure on the profitability of our businesses. Seeking ways to lower the cost of purchased materials may not be our direct responsibility, but looking at materials availability and workability does fall within our brief. We operate under a vertically integrated manufacturing system, a key feature of which is that in addition to machined parts, many of the pressed, diecast, molded and other parts we use in manufacturing are produced in-house. From the perspective of production departments, these are the materials they purchase. We also manufacture our own dies, so the cost of die manufacturing is also reflected in the cost of materials. Because the cost of materials is an equally significant component of a finished product's cost, as is the cost of processing, ensuring these materials are better manufactured has an unequivocal impact on the profitability of products and businesses.

Interviewer: Minebea has set a clear vision for itself—that of a company which leads the competition through manufacturing excellence. Has this enabled you to better define the role of the Manufacturing Headquarters?

Kobayashi: As I said initially, Minebea has built up a unique tradition of manufacturing excellence in the area of ball bearings. Over the past few years, however, we have seen our sales and profits stagnate. Surely the main reason for this is that we allowed ourselves to lose sight of the basic goal of "enhancing manufacturing capabilities," focusing instead on maximizing the benefits of mass production. In promoting automation, our attention was entirely on the extensive installation of equipment. We neglected to strive for progress in the basic aspects of manufacturing. The role of the Manufacturing Headquarters is thus to review all aspects of manufacturing, identify issues and work with others in the Company to find solutions. We are here to support the various manufacturing departments. We don't go around telling departments what they should do. Nonetheless, the removal of organizational barriers has paved the way for frank exchange and the setting of common objectives. It has also enabled us to share a sense of satisfaction when something is successful. The Manufacturing Headquarters has identified and is currently working to address more than 100 specific issues. The initial step—i.e., identifying an issue—is the first step toward leading the competition through manufacturing excellence. I am confident that resolving these issues will transform Minebea into an even stronger company than it is today.

Interviewer: Thank you for taking the time to talk to us. We look forward to the ongoing contributions of the Manufacturing Headquarters as the core of Minebea's efforts to address the challenge of "Leading the competition through manufacturing excellence."

Kobayashi: Thank you. We will continue to do our best to respond to expectations.


Supporting manufacturing excellence


Achieving the ultimate in precision machining

Interviews with Mid-Level Managers from Key Minebea Production Departments

Ball Bearing Business Unit

In the years since its establishment, Minebea has built up a tradition of manufacturing excellence in the ball bearings business. Minebea has also achieved a balance between profitability and growth, which it has long maintained.

A part of Minebea's business portfolio since its establishment, ball bearings indisputably remains a core business in terms of sales and income. The ball bearings business also gave rise to a distinctive business model that features manufacturing operations overseas, a high percentage of parts produced in-house and a horizontally organized production management system encompassing 10 plants around the world.

Interviewer: From the Ball Bearing Business Unit, we welcome Susumu Kawahara, Hiroyuki Kato and Yoshitake Matsui. Thank you for agreeing to be interviewed.

Kawahara, Kato, Matsui: Thank you for asking us.

Interviewer: Ball bearings demand an incredibly high level of precision, but they have a very simple structure don't they—two rings, one on the inside, one on the outside, and some balls. A layperson might be forgiven for thinking that as long as you have the basic design, all you have to do is carefully follow the specs. But there is more to it, isn't there?

Kawahara: You're right, the configuration of a ball bearing is extremely basic. In addition to the parts you've mentioned, there is a retainer, which keeps the balls in place, and a shield, which protects it against contamination from foreign substances. All you need to add is oil or grease, which acts as a lubricant, and your ball bearing is complete. At first glance, it all looks very simple, but as someone who has been in this business for many years, I can tell you that I am constantly amazed at the speed at which performance requirements evolve. The explosive growth in demand for ball bearings in the past is attributable to several key applications. These include household VCRs and spindle motors for PC hard disk drives. To develop ball bearings appropriate for each of these applications, we had to overcome some pretty significant technological hurdles. One time it might be enhancing high-speed rotation performance, while another time it might be lengthening useful life or reducing noise. My generation is the one that perfected the original spindle motor bearing through endless trial and error on the production floor. Today, fluid dynamic bearings are definitely preferred for these applications, so the task for us is finding a way to pass our experience and accumulated expertise on to the next generation of engineers.

Matsui: In the area of production, I am primarily responsible for assembly processes. We get a wide range of parts and are responsible for putting them all together into products. All of the parts we use are reliable. Every part is produced in line with our specifications and well within the tolerance limit for quality. That said, no two finished products are exactly the same. Each customer has different requirements. The assembly process is responsible for making whatever adjustments are necessary to ensure our products meet these requirements. This is the spirit with which we approach our jobs.

Kato: The precision of ball bearing processing is measured in submicrons. The most critical consideration is raceway roundness. Even if you use the same equipment and the same materials, the result will vary from hour to hour—all within the tolerance limit, naturally. Yields are never 100%, either. When you look at it that way, you start to see that the challenge of improving manufacturing processes really is infinite. Of course, there are also other crucial challenges, like shortening the cycle time, so it's not like you can just take it easy and still ensure a quality product.

Interviewer: Minebea has outlined a new vision, that of a company which leads the competition through manufacturing excellence. Coming from the division that is essentially responsible for Minebea's tradition of manufacturing excellence, what does this vision mean to you?



Susumu Kawahara
Employee since April 1982
Manager of Manufacturing Engineering Section, Bearing Manufacturing Department
Ball Bearing Business Unit



Kawahara: I think you can look at the concept of "Leading the competition through manufacturing excellence" as the cumulative result of a lot of small efforts. After all, our products are small and simple. It's important to create a manufacturing culture that recognizes the value of persistence. Just to give you an example, in the cutting and grinding processes, we use a significant number of dies and biting and grinding jigs. We are getting into trade secrets here, so I can't go into more detail. Even though we don't have anyone who is a real pro in this area, we have pursued a number of initiatives on our own, including recycling and altering the shapes of these dies and jigs to reduce costs.

It's been only three years since these efforts began, but in that time we have succeeded in reducing the cost of raw materials used in the manufacture of ball bearings to one-third of what it was three years ago.

Kato: Aside from everything else, with ball bearings we are dealing with absolutely huge production volumes. Minebea alone manufactures more than 200 million pieces a month. If we can shorten the grinding time, for example, by 0.1 second per piece, you can see how much of an overall time saving that would be. We can take that time we've saved and plow it back into production. So as you can see, it is more than a question of just adding more equipment.

Matsui: To lead the competition you need rivals. In business you need other companies that are equally competitive. The Ball Bearing Business Unit is fortunate in that our 10 plants around the world compete with each other. This creates considerable tension, which in turn does put pressure on people, but it also drives us to take on new challenges.

Operating Income and Operating Margin in the Machined Components Segment


(Millions of yen)
(%)
30,000
22,500
15,000
7,500
0
20
15
10
5
0
15.7
17.5
18.6
18.9
19.0
19.6
18,520
19,505
21,572
24,556
26,195
27,900
2003
2004
2005
2006
2007
2008 (fiscal year)
Estimate
Operating income
Operating margin

Miniature Ball Bearings with Outer Diameter of 2.2 mm



Hiroyuki Kato
Employee since April 1980
Manager of Grinding Section, Bearing Manufacturing Department
Ball Bearing Business Unit



Yoshitake Matsui
Employee since March 1984
Manager of Assembly Section, Bearing Manufacturing Department
Ball Bearing Business Unit



Ball Bearing Shipments

(Billions of units)


2.5
2.0
1.5
1.0
0.5
0
1973
1975
1977
1979
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005
2006
VCRs launched
5.25-inch FDDs debut
5.25-inch HDDs debut
Sales of copiers begin to rise
Demand for electronics components from Big 3 automakers increases
Sales of video movies begin
Sales of faxes increase
Sales of word processors rise
Sales of 8 mm video format equipment rise
Demand for air-conditioning equipment expands
Shipments of PCs expand sharply
Sales of HDDs rise sharply
Digital video cameras launched
Windows 95 launched
Shipments of PCs rise sharply
Internet begins to gain wide acceptance
Photographic equipment goes digital
Broadband begins to gain wide acceptance
Chinese air-conditioner market expands
Digital music-playing mobile devices gain wide acceptance
Color copiers become common
Digital household electrical appliances gain wide acceptance
Use of automotive electronics expands

Interviewer: In closing, management has also expressed the need to rethink manufacturing from the most fundamental aspects. How will you address this challenge?

Kawahara: A passive approach—looking around for something to model ourselves on, or expecting someone to give us a manual to follow—won't accomplish anything. In May of this year, we completed our smallest bearing ever. This was in response to a specific request, of course, but deep down I think we wanted to test ourselves, to see just how far we could go. Taking on new challenges like this allows us to reaffirm that we are on the right track, that our approach is the right one. The most fundamental aspects of production are part of what we do every day and always will be, and to me they are something that we should constantly rethink and revise.

Matsui: In my experience, Minebea offers young employees a fertile ground in which to seek out and take on challenges. So it is up to each group to identify issues and work together to find solutions. Such broad-based efforts are crucial in manufacturing.

Kato: This is something I learned from my predecessors, but people tend to think that machining is all about base levels and benchmarks. There are many ways to look at it, but in my opinion what is most important is to isolate those things that are absolutely essential to product quality. If your focus is wrong, you will never be able to manufacture a quality product. Manufacturing is an incredibly broad field. I think it is important to focus on the front lines and set one's own benchmarks.

Interviewer: Thank you again for taking time from your busy schedules to speak to us.

Kawahara, Kato, Matsui: Thank you.





Mechanical Assembly Business Unit

The Mechanical Assembly Business Unit dates back to the 1960s. Along with rod-end bearings for aerospace applications and stepping motors, mechanical assemblies are representative of Minebea's early diversification efforts. Products in this business unit include differential gears, which contain Minebea ball bearings, tape guides and other high-precision processed components. In the early 1990s, the unit saw sales in the PC market rise sharply along with demand for pivot assemblies for use in the swing arms of HDDs. Today, Minebea controls a 65% share of the global market for pivot assemblies, making it the number one manufacturer.

Interviewer: Hitoshi Nakajima and Yasuhiro Mohri from the Mechanical Assembly Business Unit have agreed to be interviewed for this year's special feature. Thank you both for coming.
Mohri, Nakajima: Thank you. It's our pleasure.

Interviewer: The Mechanical Assembly Business Unit began with the production of precision mechanical parts containing ball bearings. In the early 1990s, however, sales of pivot assemblies took off, increasing to the point where they accounted for almost 100% of the business unit's sales.
Nakajima: Yes, pivot assemblies currently account for approximately 90% of business unit sales. However, sales are essentially for one application only. Such a high degree of dependence on one market is really not a good situation. Nonetheless, keeping abreast of growth in the PC market has become our business unit's top priority. Fortunately we have succeeded in maintaining our leading share of the global market.

Interviewer: Despite having the top share of the global market, the Mechanical Assembly Business Unit is not extraordinarily profitable today. Why is that?
Mohri: Last year, we were hit hard by the appreciation of the baht. Our principal manufacturing base is in Thailand and our poor results reflected this factor. That said, Thailand is the principal manufacturing base for many Minebea products, so it's not that we felt the negative impact of the strong Thai currency more than any other business unit.

Interviewer: Minebea's management has outlined an ambitious new vision, that of a company which leads the competition through manufacturing excellence. What does that mean to you?
Mohri: That is exactly the right message. When this new vision was announced, it was a real wake-up call. During the past two years, we had already begun to rethink the basics of manufacturing, so the challenges that have been set are exactly what we have been doing.

Nakajima: The Mechanical Assembly Business Unit uses nearly half of the ball bearings manufactured by Minebea for internal use. For this reason, we have always been of the opinion that we were still contributing to the business of the Minebea Group, even if our profitability was low. Looking back now, we were a little nonchalant about it all.

Hitoshi Nakajima
Emplyee since April 1982
Senior Manager in Charge of Manufacturing Engineering, Section 1, Karuizawa Pivot Assembly Manufacturing Department
Mechanical Assembly *Business Unit*



Yasuhiro Mohri
Employee since April 1983
Manager, Engineering Section, Karuizawa Pivot Assembly Manufacturing Department
Mechanical Assembly Business Unit



Mohri: We are engaged in a thorough reexamination of all processes. It's crucial that we change our thinking. A pivot assembly consists of a pair of ball bearings in a flanged housing. The housing is manufactured on a cutting line. We cut the inner and outer rings of the ball bearings in just a few seconds today, whereas we previously took six or seven times longer. At the moment, we are taking decisive steps to shorten the cycle time.

Nakajima: We received a lot of helpful advice from employees regarding plant layout. We had grown so quickly and expanded as necessary to meet demand, so revamping the layout has greatly improved workflow.

Interviewer: I see. That makes a lot of sense. You have indicated a number of challenges that will be addressed. Does this mean that we can expect to see an improvement in the Mechanical Assembly Business Unit's income performance?

Mohri: Reviewing our manufacturing processes enabled us to rediscover where our real strengths lie. Right now, we are working hard to revive our precision mechanical assembly (PMA) business. As Mr. Nakajima said earlier, we've always understood the danger of relying so heavily on a single market, but we just didn't have the resources to attempt anything new. It's strange, really—taking on all these issues and striving to improve how we work has inspired us to seek out new challenges. The PMA is where this whole business started, but it is really a challenge for ultrahigh precision machining technologies.



Nakajima: Saying we are the inheritors of Minebea's tradition of technological excellence sounds a bit over the top, but the people who brought Minebea's PMAs to their technological zenith were many generations before either of us. It may appear as if PMAs have been eclipsed by pivot assemblies, but we plan to expand sales of these products to ensure this technological legacy is passed on and to promote the growth of the PMA business.

Interviewer: With the new challenges you are taking on, it seems likely we can look forward to significant growth in the future. Thank you again for your cooperation.

Mohri, Nakajima: Thank you. We will continue to press ahead with reforms.

Precision Mechanical Assemblies

The term mechanical assemblies encompasses pivot assemblies and PMAs. Minebea's PMAs are assembled from its miniature ball bearings and precision mechanical parts utilizing its miniature ball bearing machining technologies. Minebea supplies PMA units—until now usually assembled by users from parts purchased—as finished products. This approach offers three key merits for users:

- Engineering: Reduces need for charts and diagrams and simplifies management
- Purchasing: Reduces ordering and administrative burden
- Manufacturing: Reduces need for post-assembly inspections

Going forward, Minebea will continue to focus on expanding PMA sales.




Minebea's Strategy

Fan Motor Business Unit

In 2004, Minebea established Minebea–Matsushita Motor Corporation (currently Minebea Motor Manufacturing Corporation) with Matsushita Electric Industrial Co., Ltd., with the aim of integrating the two companies' information motors businesses in four categories. Minebea's fan motor manufacturing department also participated, supplying one of the joint venture's core products. Recently, Matsushita's fan motor business was also merged into the joint venture, signaling the start of a new phase in the company's development.

Interviewer: From the Fan Motor Business Unit, we welcome Seiichi Tsukutani and Yasuhide Hirashima. Thank you for agreeing to talk to us today.
Tsukutani, Hirashima: Not at all.

Interviewer: I understand that the Fan Motor Business Unit conducts all of its production at Minebea's plant in Shanghai, under Minebea's vertically integrated manufacturing system. What is the scale of this operation?
Hirashima: Fan motors are manufactured at the Xicen Plant of MINEBEA ELECTRONICS & HI-TECH COMPONENTS (SHANGHAI). The plant puts out a combined total of approximately 8 million AC and DC fan motors monthly. Minebea's success reflects its emphasis on the production of ball bearings and other parts in-house. Accordingly, a high percentage of the parts used in Minebea fan motors are sourced internally. This includes ball bearings, of course, but also molded parts, including casings and impellers, as well as certain molds for manufacturing other molded parts.

Interviewer: Minebea's vertically integrated manufacturing system, which seeks to increase the percentage of parts sourced internally, is really Minebea's unique manufacturing excellence put into practice, isn't it? What supports Minebea's competitive advantage in terms of mass production capabilities?
Hirashima: I think internal sourcing has both merits and demerits. For the Fan Motor Business Unit, however, it is crucial to have a strong internal sourcing capability that works with us in a manner that underscores our mutual reliance.

Tsukutani: Looking at recent customer needs, uniform mass production, even for a largely standardized product like a fan motor, will not be appropriate for much longer. Fan motors are primarily used in PCs, office automation (OA) equipment and home electrical appliances. In recent years, we have seen a trend in demand toward motors that are tailored specifically to suit different models and types. Not so long ago, the main performance requirements for a fan motor were that it was solid and long lasting and drew out a huge amount of air. Today, however, requirements have changed to where customers want to know how Minebea motors can be incorporated into their products to help them resolve the problem of thermal emissions. The solution is to press ahead with greater customization. We must step up efforts to offer products that respond to a variety of specifications, which will in turn contribute to a broader product range.

Seiichi Tsukutani
Employee since April 2004
Senior Manager in Charge of DC Axial Fan Group, Fan Motor Division, Karuizawa Plant
Minebea Motor Manufacturing Corporation



Interviewer: Management has outlined a new vision for Minebea, that of a company which leads the competition through manufacturing excellence. Is the idea of "Rethinking manufacturing from the most fundamental aspects" also part of your brief?

Hirashima: With the establishment of the joint venture, the Fan Motor Business Unit entered a period of significant change. We had already begun working on fan motors with engineering and development teams about a year prior to the merger, so we were able to integrate manufacturing facilities promptly and easily, thus combining two businesses with proud histories and solid performance records.

Tsukutani: Minebea uses ball bearings in its fan motors, but we had no experience with sleeve bearings. You can't manufacture two motors with different types of bearings in the same way. Even in terms of basic product construction, we had two companies with very different manufacturing cultures. The idea was to combine our strong points and work together, but it really wasn't that simple. Both companies were forced to take a good, hard look at their own manufacturing cultures. This was really the first step toward the harmonious union of the two businesses.

Hirashima: As I said earlier, management set forth this new vision at a time when we were taking the first steps toward learning from each other and working together to address a variety of challenges, so it was really encouraging.

Tsukutani: The fan motor plant in Xicen is undergoing some significant changes at this time, actually. We have dramatically revamped the final assembly line, where various parts are brought in and assembled into fan motors, shifting from a traditional linear configuration to manufacturing cells. The overall layout of the plant has been modified to accommodate cellular manufacturing. There was a lot of debate about this, but eventually we concluded that this would be the best solution for ensuring the fan motor business moves forward. I'm repeating myself, but we are coming up to a time where mass production of standard products will no longer be viable. Such a major shift in approach usually takes quite a while to implement. There is no doubt that management setting a direction for us that called for decisive change accelerated our efforts to realize a harmonious union.

Interviewer: The impetus behind the original merger may have been external pressure, but am I correct in concluding that it spurred you to focus anew on leading the competition through manufacturing excellence?

Hirashima: For us in the Fan Motor Business Unit, the idea of "Leading the competition through manufacturing excellence"—essentially an internal challenge—was prompted by the merger. The fact that extensive discussions on the subject of modifications to our manufacturing processes led to the somewhat daring decision to adopt cell manufacturing is largely due to Minebea's tradition of taking on new challenges in the quest for manufacturing excellence.

Tsukutani: The manufacturing revolution in the Fan Motor Business Unit is ongoing. All of us recognize that it is imperative we make this work—and I am confident we will.

Interviewer: Thank you. I look forward to hearing about more and greater successes.

Hirashima, Tsukutani: Thank you for asking us to talk with you today.



Yasuhide Hirashima
Employee since April 1991
Manager of Production Control Office, Fan Motor Division, Karuizawa Plant
Minebea Motor Manufacturing Corporation


FAN MOTOR

Protecting the Environment

Acutely aware of the significant burden placed on the environment by the activities of industrial concerns and society's expectations of us in this regard, we have always approached environmental protection as a key management objective. In 1991, we established the Anti-CFC Committee with the aim of phasing out the use of specified chlorofluorocarbons (CFCs) and ethane as cleaning agents, while in 1993 we formulated our own "Charter for Environmental Protection." Since then, we have continued to implement a variety of measures, focusing on the acquisition of certification under ISO 14001, the International Organization for Standardization (ISO) standard for environmental management systems. In 2003, we published our first annual environmental report, which summarizes our environment-related initiatives and the results thereof.

Environmental Protection Activities

Thanks to efforts aimed at phasing out the use of specified CFCs and ethane as cleaning agents, in April 1993 we became the first bearings manufacturer in the world to completely eliminate specified CFCs and ethane from all production processes.

These and other efforts to contribute to ozone protection have been recognized three times to date with the U.S. Environmental Protection Agency's (EPA's) Stratospheric Protection Award.

Environmental Management System

We continue to implement a proactive environmental protection program at all of our production bases worldwide.

Green Procurement

In July 2004, we published the "Minebea Group Green Procurement Standard," which aims to ensure the procurement of raw materials and parts that do not contain hazardous substances.

New regulations and laws, including the European Union's Restriction of Hazardous Substances (RoHS) Directive, which went into effect on July 1, 2006, and China's Management Methods for Controlling Pollution Caused by Electronic Information Products Regulation, which became effective on March 1, 2007, have increased demands for manufacturers worldwide to implement stricter management programs to ensure their products are free of hazardous substances. Minebea obliges suppliers to submit analysis data on materials and parts they deliver to Group companies.

Environmentally Sound Products

Minebea products are used in a broad range of applications in homes and offices, as well as in aerospace and automotive applications. To enhance the environmental soundness of our products, we continue to take steps to reduce or eliminate the use of lead and other hazardous chemical substances in products, as well as to promote the development of energy-efficient products that are compatible with the so-called "3R" ("reduce, reuse and recycle") criteria and the use of environment-friendly packaging.

Employee Energy Conservation Project (Thailand)

In 2006, approximately 80 plants in Thailand participated in the Energy Conservation Program for Participation by All Members, a project implemented by the Department of Alternative Energy Development and Efficiency of the Thai Government in cooperation with King Mongkut's University of Technology Thonburi. In recognition of its efforts and outstanding achievements in this program, Minebea plants in Thailand received several awards.



Vutichai Udomkarnjananan, director of the Bang Pa-in Plant, receives an Energy Conservation Award for Excellence.



The Rojana Plant receives a Plant Award for Excellence.



The Lop Buri Plant receives a Public Relations Award for Excellence.

Contributing to Society

In line with our five basic management principles (see page 16), we are committed to ensuring Minebea is a company that is welcomed by the community and contributes to the advancement of people everywhere. To these ends, we continue to undertake a variety of initiatives, including establishing foundations, cooperating with local authorities, supporting amateur sports and setting up an environmental protection fund.

Takahashi Foundation

The Takahashi Foundation, named in memory of Minebea Group founder *Takami Takahashi*, was established in 1992 to celebrate the 10th anniversary of the Group's operations in Thailand. The Foundation began with a fund of 20 million baht (approximately US$500 thousand), contributed by local Group companies. In 2002, the fund was increased to 60 million baht (approximately US$1.4 million) to commemorate the Group's 20th anniversary in Thailand.

The Takahashi Foundation offers support to impoverished students studying science and technology-related subjects. Since 1993, scholarships have been awarded to more than 500 students in educational institutions nationwide. The Foundation has also initiated a lunch fund project to help ensure the physical and mental health of needy students at the primary school level.

In addition to supporting the Takahashi Foundation, Minebea Group companies in Thailand have set up a scholarship program for local students in Lop Buri and Ayutthaya provinces, both home to major Minebea Group plants.

Contribution to Construction of New Elementary School Building (Thailand)

To commemorate the 60th anniversary of the reign of Thailand's monarch, Minebea launched a program titled "Minebea: Providing Knowledge to and Build Schools for Thailand's Children." Under this program, on December 24, 2006, the Company contributed funds for the construction of a new building for the Tapijo (Mae Fahn Luang) School in Tak Province. Most of the funds for building materials for the project, as well as teaching materials and other necessary items were donated by employees of Minebea Group companies in Thailand, who also volunteered to assist with construction of the school building. Participating employees also distributed small gifts to children at the school. With the aim of encouraging greater awareness of environmental issues on the part of students, the employees also set up an "environment and energy" corner within the school, setting up display boards and donating books about the environment and energy and educational materials.

Amateur Baseball Association of Thailand

In January 1992, Minebea Group companies in Thailand, in cooperation with the Baseball Federation of Asia and the International Baseball Association, played a major role in establishing the Amateur Baseball Association of Thailand, with the objective of introducing and promoting baseball in Thailand.



Employees of Minebea Group companies in Thailand with children from the Tapijo (Mae Fahn Luang) School

Corporate Governance

Minebea has adopted five basic management principles as its basic policy for management, which are to ensure that Minebea is "a company for which we are proud to work," "reinforce our customers' confidence in us," "respond to shareholders' expectations," "ensure Minebea is welcome in local communities" and "contribute to a global society." Under this basic management policy, Minebea's business objective is to fulfill its social responsibilities to the various stakeholders—such as shareholders, business partners, local communities, employees and international society—and maximize its corporate value. To achieve this business objective, Minebea has approached the enhancement and reinforcement of corporate governance as a key management theme. Also, to ensure the health of the management of the Company and strengthen corporate governance, Minebea is promoting the establishment, maintenance and expansion of an internal control system.

1. Basic Explanation of the Company's Organization

In response to the need for highly strategic business judgments and timely action, we changed the Board of Directors to a 10-member system in June 2003. At the same time, by introducing an executive officer system, we have delegated significant authority from the Board of Directors to Executive Officers, and clearly divided the role of management/supervision functions from execution functions.

Moreover, with the aim of obtaining advice on all aspects of corporate management and strengthening the Board of Directors' functions to supervise organizations responsible for execution of duties, we have included two external Board members in the 10-member Board of Directors.

To strengthen the auditing function of the Board of Auditors, a proposal to increase the number of external auditors on the Board was approved at the Ordinary General Meeting of Shareholders held on June 29, 2006. As a consequence, the Board of Auditors currently comprises five members, of which three are external auditors. In addition to holding the Board of Auditors' meetings and attending the Board of Directors' meetings and other important meetings, the auditors—in conjunction with the accounting auditors and the Internal Audit Department—audit domestic offices and subsidiaries, overseas subsidiaries and the activities of directors.

2. Enhancement of the Internal Control System

Minebea resolved at a Board of Directors' meeting in 2006 that the in-house control system—originally established to include internal controls as part of the due diligence of managers—would be rebuilt and implemented as the "Basic Policy for Internal Control System." With the introduction of the internal control system, the Company will be able to comprehensively maintain and reinforce its systems for, among others, compliance, information storage, risk management, efficient performance of duties, Group control and auditing.

3. Summary of Management Decisions, Supervision and Various Functions

(1) Supervision of Management

Minebea's supervision of management is done by the 10-member Board of Directors, which makes significant strategic business judgments that can facilitate prompt and highly strategic decision making. We have included two external Board members in the Board of Directors with the aim of obtaining advice on corporate management and strengthening the Board of Directors' functions to supervise the organizations responsible for execution of duties.

(2) Execution Function of Management

Minebea is building a system for the execution function of management that will reinforce diligent attendance of each division's operations in accordance with the Company's management policy, and revitalize and enhance the speed of management by introducing an executive officer system.

(3) Monitoring of Management

Minebea has built a monitoring system comprising five corporate auditors, of which three are external.

Also, there are no titles or ranks for the Board members in an effort to enhance the monitoring of each Board member.

Five Basic Management Principles

Ensure that Minebea is a company for which we are proud to work

Reinforce our customers' confidence in us

Respond to our shareholders' expectations

Ensure Minebea is welcome in local communities

Contribute to a global society

4. Basic Policy for the Internal Control System and its Enhancement Situation

In line with the Company Law, enforced May 1, 2006, to substantiate the health of Company management, Minebea finalized the "Basic Policy for Internal Control System" after the resolution of the Board of Directors.

The Company's internal control system is necessary to ensure that the Board members' execution of duties conforms to laws and the articles of incorporation, and that the other operations of the Company are appropriate for a publicly listed corporate entity.

By establishing an internal control system that disciplines business management, we will reinforce corporate governance and fulfill the Company's social responsibilities, as well as further increase corporate value.

Specifically, the in-house control system originally established to include internal controls as part of the due diligence of managers has been organized and finalized as an internal control system and will be continuously implemented following enforcement of the Company Law. From now on, this internal control system will be monitored constantly for improvement and reinforcement.

Structure of the Internal Control System

(1) Structure to assure that Board members', executive officers' and employees' execution of duties conforms to laws and the articles of incorporation (compliance system)

(2) Storage and management of information related to execution of duties by Board members and executive officers (information storage system)

(3) Rules for Management of Loss Risk and other structures (risk management system)

(4) Structure that assures the execution of duties by Board members and executive officers are efficiently done (system for the efficient performance of duties)

(5) Structure to ensure that the operations of the Company and its affiliated companies are adequate (system for management of Group companies)

(6) Structure to ensure that audits by the corporate auditors are effective (audit system and related matters)

Minebea's Corporate Governance System


General Meeting of Shareholders
Selection/Dismissal
Selection/Dismissal
Selection/Dismissal
Report
Board of Directors
10 members
(of which 2 are external Board members)
Audit
Board of Auditors
5 members
(of which 3 are external auditors)
Report
Independent Auditors
Approval of Selection/Reappointment
Evaluation of Suitability of Accounting Audit
Selection/Dismissal
Supervise
Request to Operations
Exhibit
Policy
Consult
Senior Executive
Officer Council
Consult
Report
Representative Director
President and
Chief Executive Officer
Report
Report
Order
Supervise
Report
Order
Report
Report
Executive Officers
29 members
(Business Operation)
Internal Auditing Office
Risk Management Committee
Compliance Committee
Security Trade Control Office
Environmental Protection Committee
Product Safety Committee
Information Security Committee
Patent Committee
Audit
Present Policy
Approve Plan, etc.
Present Plan
Report, etc.
Headquarters, Business Units and Group Companies

1951 | 7 Nippon Miniature Bearing Co., Ltd., Japan's first specialized manufacturer of miniature ball bearings, is incorporated in Azusawa, Itabashi-ku, Tokyo.

1956 | 10 The Company relocates its headquarters to Nihonbashi-Kabuto-cho, Chuo-ku, Tokyo, and its factory to Aoki-cho, Kawaguchi, Saitama.

1959 | 6 A new plant is established at Aoki-cho, Kawaguchi, Saitama, to serve as the Company's integrated headquarters and factory.

1962 | 11 A representative office is set up in the United States to cultivate the U.S. market.

1963 | 3 A plant is established in Karuizawa, Nagano. Some operations are relocated to the Karuizawa Plant.

1965 | 7 The Kawaguchi Factory is closed and its equipment is conveyed to Karuizawa. The Company's headquarters is shifted from Kawaguchi, Saitama, to Miyota-machi, Kitasaku-gun, Nagano.

1967 | 3 A representative office is set up in London to promote business in Europe.

1968 | 9 Subsidiary Nippon Miniature Bearing Corporation (the present NMB Technologies Corporation) is established in Los Angeles, California.

1971 | 4 Sales subsidiary NMB (U.K.) Ltd. is established in the United Kingdom.

| 5 The Company's stock is listed on the first sections of the Osaka and Nagoya stock exchanges.

| 9 The Company acquires the U.S. firm Reed Instrument Corp. (the present Chatsworth Plant of New Hampshire Ball Bearings, Inc.) from SKF, Inc., of Sweden and commences production in the United States.

1972 | 2 Manufacturing subsidiary NMB SINGAPORE LIMITED is established in Singapore. (Production begins in 1973.)

1974 | 9 The Company acquires Shinko Communication Industry Co., Ltd., a major strain gage manufacturer listed on the Second Section of the Tokyo Stock Exchange.

1975 | 1 The Company acquires U.S. company IMC Magnetics Corp., a listed manufacturer of small precision motors.

| 7 The Company acquires a leading fastener producer, Tokyo Screw Co., Ltd. (the present Fujisawa Plant), and an electromagnetic clutch manufacturer, Shin Chuo Kogyo Co., Ltd. (the present Omori Plant), both of which are listed on the Second Section of the Tokyo Stock Exchange.

1977 | 9 The Company acquires Hansen Manufacturing Co., Inc. (the present Hansen Corporation), which is, at the time, the motor manufacturing division of Mallory Corp., a U.S. multinational.

| 10 Sales subsidiary Nippon Miniature Bearing GmbH (the present NMB-Minebea-GmbH) is established in Germany.

1980 | 3 The Company acquires the Singapore factory of Koyo Seiko Co., Ltd., and establishes PELMEC INDUSTRIES (PTE.) LIMITED to manufacture small-sized ball bearings.

| 8 Manufacturing subsidiary NMB THAI LIMITED is established in Thailand. (Production begins in 1982.)

1981 | 1 The marketing division of the Company is spun off as subsidiary NMB (Japan) Corporation, which is charged with integrating marketing operations for all manufacturing companies in the Minebea Group.

| 10 The Company absorbs four of its manufacturing affiliates—Tokyo Screw Co., Ltd., Shinko Communication Industry Co., Ltd., Shin Chuo Kogyo Co., Ltd., and Osaka Motor Wheel Co., Ltd.—and changes its name to Minebea Co., Ltd.

1982 | 9 Sales subsidiary NMB ITALIA S.R.L. is established in Italy.

1983 | 3 The Company acquires a cooling fan manufacturer, Kondo Electric Works Ltd. (the present NMB Electro Precision, Inc.).

1984 | 8 Two manufacturing subsidiaries, MINEBEA THAI LIMITED and PELMEC THAI LIMITED, are established in Thailand.

1985 | 3 The Company acquires New Hampshire Ball Bearings, Inc., a listed U.S. ball bearing manufacturer.

| 9 The Company acquires the Miami Lakes operations of Harris Corporation, a U.S. manufacturer of switching power supplies.

1986 | 5 The R&D Center and subsidiary Minebea Electronics Co., Ltd., are established in Asaba-cho, Iwata-gun (the present city of Fukuroi), Shizuoka.

1987 | 5 Manufacturing joint venture Thai Ferrite Co., Ltd. (the present POWER ELECTRONICS OF MINEBEA COMPANY LIMITED), is established in Thailand.

1988 | 2 The Company acquires Rose Bearings Ltd., (the present NMB-MINEBEA UK LTD) a U.K. manufacturer of rod-end and spherical bearings.

| 3 Sales subsidiary NMB Technologies, Inc. (the present NMB Technologies Corporation), is established in the United States to coordinate sales and marketing of Minebea's electronic devices.

Manufacturing joint venture MINEBEA ELECTRONICS (THAILAND) COMPANY LIMITED is established.

| 12 Manufacturing subsidiaries NMB HI-TECH BEARINGS LIMITED and NMB PRECISION BALLS LIMITED are established in Thailand.

1989 | 1 Marketing subsidiary NMB France S.a.r.l. (the present NMB Minebea SARL) is established.

1990 | 10 PAPST-MINEBEA-DISC-MOTOR GmbH (the present Precision Motors Deutsche Minebea GmbH), a joint venture with Papst-Motoren GmbH & Co. KG, is established in Germany to manufacture HDD spindle motors.

| 11 Rose Bearings Ltd., (the present NMB-MINEBEA UK LTD) in the United Kingdom, commences production of ball bearings at its Skegness Plant.

1992 | 2 The Company absorbs Sorensen Ltd. and reestablishes it as Minebea Electronics (UK) Ltd., a manufacturer of switching power supplies in Scotland.

1993 | 8 Joint venture agreement with Papst-Motoren GmbH & Co. KG of Germany is cancelled. The Company acquires all outstanding shares in PAPST-MINEBEA-DISC-MOTOR GmbH and changes the company's name to Precision Motors Deutsche Minebea GmbH (PMDM).

| 10 Sales and R&D subsidiary Minebea Trading Pte. Ltd. (the present MINEBEA TECHNOLOGIES PTE. LTD.) is established in Singapore.

1994 | 4 Manufacturing subsidiary MINEBEA ELECTRONICS & HI-TECH COMPONENTS (SHANGHAI) LTD. is established in China.

1996 | 8 A vertically integrated ball bearing production facility—Minebea's largest to date—commences operations in Shanghai.

| 10 U.K. subsidiary NMB (U.K.) Ltd. establishes a new plant in Inchinnan, Scotland.

1999 | 3 The Company commences quality evaluation and testing at the NMB Corporation Technical Center in the United States.

| 7 U.S. subsidiaries NMB Corporation and NMB Technologies, Inc., merge to form NMB Technologies Corporation.

2000 | 3 The Company acquires Kuen Dar (M) Sdn. Bhd., a Malaysian speaker box manufacturer.

2001 | 2 A controlling interest in Actus Corporation, a furniture and interior decor product sales subsidiary, is sold to TRS Co., Ltd.

2002 | 8 HUAN HSIN HOLDINGS LTD., of Singapore, and SHENG DING PTE. LTD.—a joint venture between Minebea and HUAN HSIN—establishes PC keyboard manufacturing subsidiary SHANGHAI SHUNDING TECHNOLOGIES LTD. in China.

Minebea establishes sales company MINEBEA (HONG KONG) LIMITED in China.

| 9 Minebea establishes sales companies MINEBEA TRADING (SHENZHEN) LTD. and MINEBEA TRADING (SHANGHAI) LTD. in China.

2004 | 4 Minebea establishes joint venture Minebea–Matsushita Motor Corporation with Matsushita Electric Industrial Co., Ltd., with the aim of integrating the fan motor, stepping motor, vibration motor and brush DC motor businesses of the two parent companies.

| 7 Subsidiary NMB-MINEBEA UK LTD establishes wholly owned subsidiary NMB Minebea Slovakia s.r.o. in the Slovak Republic and later shifts printing of Minebea's European-language PC keyboards to the new company.

2006 | 3 Minebea dissolves joint venture agreement with HUAN HSIN HOLDINGS LTD. of Singapore and purchases all shares in joint venture SHENG DING PTE. LTD.

Directors, Auditors and Executive Officers

Representative Director, President and Chief Executive Officer

Takayuki Yamagishi

Directors and Senior Managing Executive Officers

Yoshihisa Kainuma

Head of Information Motor Business Unit

Representative Director and President of Minebea Motor Manufacturing Corporation

Koichi Dosho

Chief of Sales Headquarters

Hiroharu Katogi

Chief of Administration Headquarters

Head of Business Administration Division and of Information Systems Division

Akihiro Hirao

Chief of Engineering Headquarters

Head of Engineering Support Division

Office in Charge of Environmental Preservation

Eiichi Kobayashi

Chief of Manufacturing Headquarters

Directors and Managing Executive Officers

Masayoshi Yamanaka

Chief of Operations Headquarters

Head of Procurement Division and of Legal Division

Hirotaka Fujita

Deputy Chief of Manufacturing Headquarters

Head of Electronic Device Business Unit

Independent Directors

Chanchai Leetavorn

Chairman, ACL BANK Public Company Limited

Takashi Matsuoka

Managing Director, Keiaisha Co., Ltd.

Standing Corporate Auditors

Tosei Takenaka

Akifumi Kamoi

Standing External Corporate Auditor

Kazuaki Tanahashi

External Corporate Auditors

Isao Hiraide

Hirotaka Fujiwara

Senior Managing Executive Officers

Hiroyuki Yajima

Head of Ball Bearing Business Unit

General Manager of Bearing Manufacturing Department

Sakae Yashiro

Deputy Chief of Administration Headquarters

Head of Finance Division and of Accounting Division

Managing Executive Officers

Susumu Fujisawa

General Manager of Regional Affairs for China

Akio Okamiya

Deputy Chief of Engineering Headquarters

Head of Bearing Basic Technology Development Division and of Material and Process Development Division

Shunji Mase

Deputy Chief of Operations Headquarters

Head of Personnel & General Affairs Division

Motoyuki Niijima

Head of Measuring Components Business Unit

Executive Officers

Kunio Shimba

Head of Spindle Motor Business Unit

Junichi Mochizuki

Deputy Chief of Sales Headquarters

Deputy Head of Ball Bearing Business Unit

Morihiro Iijima

General Manager of Regional Affairs for South East Asia

Mamoru Kamigaki

Deputy Head of Information Motor Business Unit

Senior Managing Director of Minebea Motor Corporation

Takashi Aiba

Deputy Chief of Manufacturing Headquarters

General Manager of Accounting Department, Karuizawa Plant, Accounting Division of Administration Headquarters

Daishiro Konomi

General Manager of Regional Affairs for Europe

Tatsuo Matsuda

General Manager of Domestic Sales Division, Sales Headquarters

Gary Yomantas

General Manager of Regional Affairs for the Americas

President of NMB (USA) Inc. and of NHBB Inc.

Tsugihiko Musha

Head of Rod-End Bearings Business Unit

Motoharu Akiyama

Deputy Head of Bearing Basic Technology Development Division, Engineering Headquarters

Tamio Uchibori

Head of Corporate Planning Division

General Manager of Corporate Planning Department, Operations Headquarters

Koichi Takeshita

Deputy Chief of Sales Headquarters, Executive Vice President of NMB Technologies Corporation

Tetsuya Tsuruta

Head of Mechanical Assembly Business Unit

Shuji Uehara

Deputy Head of Information Motor Business Unit

Senior Managing Director of Minebea Motor Manufacturing Corporation

Takeshi Iida

Head of Personnel & General Affairs Division

Shigeru None

General Manager of Marketing and Sales Strategies, Sales Headquarters

Manager, Tokyo Branch, Domestic Sales Division

Note: Messrs. Chanchai Leetavorn and Takashi Matsuoka are independent directors as required under Article 2, Paragraph 15, of the Company Law. Mr. Kazuaki Tanahashi is an external auditor as required under Article 2, Paragraph 16, of the Company Law.

(As of June 28, 2007)

Organization

- Board of Directors — Auditors
  - President, Chief Executive Officer — Senior Executive Officer Council
    - Compliance Committee
    - Risk Management Committee
    - Internal Auditing Office
    - Security Trade Control Office
    - Environment Protection Committee
    - Quality Management Committee
    - Information Security Committee
    - Patent Committee
    - Trade Compliance Control Office
    - General Manager of Regional Affairs for South East Asia
    - General Manager of Regional Affairs for China
    - General Manager of Regional Affairs for Europe
    - General Manager of Regional Affairs for the Americas
    - Manufacturing Headquarters
      - First Production Engineering Division
      - Second Production Engineering Division
      - Component Manufacturing Division
    - Sales Headquarters
      - European Region
      - North American Region
      - South East Asian Region
      - China Region
      - Domestic Sales Division
      - Sales Headquarters HQ
    - Engineering Headquarters
      - Material and Process Development Division
      - Bearing Basic Technology Development Division
      - Rotary Component Basic Technology Development Division
      - Opto Device Development Division
      - Electronics Development Division
      - PMDM Division
      - Cool Tech Division
      - Intellectual Property Division
      - Engineering Support Division
      - Group Environment Management Division
    - Operations Headquarters
      - Personnel & General Affairs Division
      - Logistics Division
      - Procurement Division
      - Corporate Planning Division
      - Legal Division
    - Administration Headquarters
      - Accounting Division
      - Finance Division
      - Administration Division
      - Information Systems Division
    - Ball Bearing Business Unit
    - Rod-End Business Unit
    - Mechanical Assembly Business Unit
    - Spindle Motor Business Unit
    - Precision Motor Business Unit
    - Fastener Business Unit
    - Defense-Related Special Parts Business Unit
    - Measuring Components Business Unit
    - Keyboard Business Unit
    - Speaker Business Unit
    - Electronic Device Business Unit
    - Information Motor Business Unit
    - NHBB Business Unit
    - Hansen Business Unit

(As of September 3, 2007)

Contact Information

URL: http://www.minebea.co.jp/english/

For the latest corporate, product and financial information and more detailed information on Minebea, please visit our corporate web site.

Product purchasing inquiries and catalog requests:
Sales Headquarters
Tel: 81-3-5434-8711
Fax: 81-3-5434-8700
E-mail: gyomuinfo@minebea.co.jp

Inquiries and comments regarding investor relations and corporate communications:
Administration Division/
Investor Relations Office
Tel: 81-3-5434-8643
Fax: 81-3-5434-8603
E-mail: minebeair@minebea.co.jp

Corporate Planning Division/
Corporate Communications Office
Tel: 81-3-5434-8637
Fax: 81-3-5434-8607
E-mail: kouho@minebea.co.jp

Inquiries regarding employment opportunities:
Personnel & General Affairs Department
Personnel Office
Tel: 81-3-5434-8612
Fax: 81-3-5434-8601
E-mail: jinjisoumu@minebea.co.jp


Minebea
Products
Investors
Company

Contents

Eleven-Year Summary

	2007	2006	2005	2004
Statement of Income Data:				
Net sales:	**¥331,022**	¥318,446	¥294,422	¥268,574
Machined components	**137,662**	129,595	116,105	111,693
Percentage of net sales	**42%**	41%	39%	42%
Electronic devices and components	**193,360**	188,851	178,317	156,881
Percentage of net sales	**58%**	59%	61%	58%
Consumer business and others	**—**	—	—	—
Percentage of net sales	**—**	—	—	—
Gross profit	**¥ 73,378**	¥ 68,511	¥ 62,403	¥ 65,313
Percentage of net sales	**22.2%**	21.5%	21.2%	24.3%
Operating income	**26,265**	19,269	14,083	18,104
Percentage of net sales	**8.0%**	6.0%	4.8%	6.7%
Net income (loss)	**12,862**	4,257	5,581	6,019
Percentage of net sales	**3.9%**	1.3%	1.9%	2.2%
Balance Sheet Data:				
Total assets	**¥354,784**	¥349,862	¥332,217	¥314,915
Total current assets	**156,059**	153,564	147,295	138,953
Total current liabilities	**131,155**	150,886	141,449	167,626
Short-term loans payable and current portion of long-term debt	**71,761**	91,772	87,112	119,643
Long-term debt	**78,500**	79,500	85,341	51,842
Working capital	**24,905**	2,678	5,846	(28,673)
Total net assets	**142,558**	118,209	102,088	93,866
Equity ratio	**40.1%**	33.6%	30.7%	29.8%

20

	2007	2006	2005	2004
Per Share Data:				
Net income (loss):				
Basic	**¥ 32.23**	¥ 10.67	¥ 13.93	¥ 15.08
Diluted	**—**	—	13.27	14.51
Net assets	**356.75**	294.65	255.82	235.21
Cash dividends	**10.00**	7.00	7.00	7.00
Number of shares outstanding	**399,167,695**	399,167,695	399,167,695	399,167,695
Other Data:				
Return (net income) on equity	**9.9%**	3.9%	5.7%	6.3%
Return on total assets	**3.7%**	1.2%	1.7%	1.9%
Interest expense	**¥ 5,224**	¥ 4,771	¥ 3,361	¥ 3,213
Net cash provided by operating activities	**37,902**	28,237	27,586	21,714
Net cash used in investing activities	**(15,180)**	(19,120)	(23,789)	(14,932)
Free cash flow	**22,722**	9,117	3,797	6,782
Purchase of tangible fixed assets	**16,969**	21,897	23,060	18,825
Depreciation and amortization	**25,727**	25,045	23,545	22,728
Number of employees	**49,563**	47,526	48,473	43,839

Notes: 1. Effective fiscal 2007, Minebea has applied the Accounting Standard for Presentation of Net Assets in the Balance Sheet and the Implementation Guidance for the Accounting Standard for Presentation of Net Assets in the Balance Sheet. Accordingly, "shareholders' equity" and "return on shareholders' equity" have been restated as "net assets" and "return (net income) on equity," respectively. Also, fiscal 2007 and 2006 figures include minority interests in net assets.

2. In fiscal 2006, Minebea restructured its PC keyboard business. As a consequence, the Company posted a ¥3,475 million restructuring loss. The Company also showed an extraordinary loss of ¥967 million resulting from the adoption of impairment accounting for fixed assets.

3. Effective fiscal 2005, Minebea calculates free cash flow by subtracting net cash used in investing activities from net cash provided by operating activities. Figures for previous fiscal years have been restated using this calculation.

						Millions of yen	*Thousands of U.S. dollars (Note 9)*
2003	2002	2001	2000	1999	1998	1997	**2007**
¥272,202	¥279,344	¥287,045	¥284,757	¥305,324	¥326,094	¥302,886	**$2,804,084**
118,118	122,025	124,461	127,734	136,807	142,007	136,147	**1,166,135**
43%	44%	43%	45%	45%	43%	45%	
154,084	156,303	151,910	146,133	157,603	180,875	165,118	**1,637,949**
57%	56%	53%	51%	52%	56%	54%	
—	1,016	10,674	10,890	10,914	3,212	1,621	**—**
—	0%	4%	4%	3%	1%	1%	
¥ 68,702	¥ 73,283	¥ 84,117	¥ 81,534	¥ 90,161	¥107,086	¥ 86,487	**$ 621,589**
25.2%	26.2%	29.3%	28.6%	29.5%	32.8%	28.6%	
19,352	21,972	32,977	31,069	38,546	58,811	41,901	**222,492**
7.1%	7.9%	11.5%	10.9%	12.6%	18.0%	13.8%	
(2,434)	5,298	14,826	(2,677)	11,507	15,144	8,862	**108,957**
(0.9)%	1.9%	5.2%	(0.9)%	3.7%	4.6%	2.9%	
¥320,069	¥350,037	¥346,965	¥403,994	¥473,360	¥492,210	¥563,220	**$3,005,375**
127,447	131,548	137,106	153,658	219,826	213,194	264,368	**1,321,980**
134,459	156,908	127,290	124,085	197,071	246,114	322,966	**1,111,010**
81,262	103,461	66,531	68,022	142,828	178,228	254,243	**607,889**
85,862	79,212	118,629	124,690	128,223	96,882	109,365	**664,972**
(7,012)	(25,360)	9,816	29,573	22,755	(32,920)	(58,598)	**210,969**
98,213	112,732	100,574	154,357	145,705	141,843	123,831	**1,207,610**
30.7%	32.2%	29.0%	38.2%	30.8%	28.8%	22.0%	
						Yen	*U.S. dollars (Note 9)*
¥ (6.10)	¥ 13.27	¥ 37.14	¥ (6.72)	¥ 28.94	¥ 38.42	¥ 22.76	**$0.27**
(4.85)	12.60	34.10	(5.39)	26.32	34.85	21.03	**—**
246.08	282.42	251.96	386.71	366.29	357.77	317.46	**3.02**
7.00	7.00	7.00	7.00	7.00	7.00	7.00	**0.08**
399,167,695	399,167,695	399,167,695	399,150,527	397,787,828	396,470,473	390,076,018	
						Millions of yen	*Thousands of U.S. dollars (Note 9)*
(2.3)%	5.0%	11.6%	(1.8)%	8.0%	11.4%	7.4%	
(0.8)%	1.5%	4.0%	(0.6)%	2.4%	2.9%	1.6%	
¥ 4,765	¥ 5,673	¥ 7,553	¥ 7,897	¥ 12,231	¥ 16,593	¥ 19,109	**$ 44,258**
32,279	34,017	38,332	60,289	60,740	83,878	29,546	**321,070**
(16,233)	(24,346)	(33,099)	(13,298)	(17,254)	(33,745)	(31,866)	**(128,591)**
16,046	9,671	5,233	46,991	43,486	50,133	2,320	**192,478**
16,382	26,245	39,877	19,504	20,563	23,688	50,931	**143,748**
24,015	25,577	23,682	25,026	28,034	29,616	29,277	**217,934**
43,002	43,729	45,193	42,399	40,482	38,733	37,096	

4. In fiscal 2003, owing to significant declines in the prices of stocks listed on major markets, resulting in the impairment of shares in financial institutions, losses on devaluation of investment securities totaled ¥4,945 million. In line with projected losses resulting from its withdrawal from switching power supplies and related businesses, the Company posted losses on liquidation of switching power supplies and related businesses of ¥3,144 million. The Company also registered ¥1,206 million in environment-related expenses incurred by U.S. subsidiaries.
5. In fiscal 2001, to concentrate resources in its best areas and improve financial strength, the Company transferred its shares in subsidiary Actus Corporation, posting an extraordinary gain of ¥5,215 million in gains on sales of investment securities in affiliates. The Company also showed an extraordinary loss of ¥2,762 million, in line with the projected loss on the withdrawal from the wheel business.
6. In fiscal 2000, to concentrate resources in its best areas and improve financial strength, the Company made decisions with regard to the transferral of its shares, etc., in Minebea Credit Co., Ltd., a wholly owned subsidiary; the liquidation of different affiliated companies; and other matters. As a result, the Company showed ¥25,782 million in extraordinary losses as losses on liquidation of subsidiaries and affiliates. The Company also applied tax effect accounting overall, which resulted in ¥6,276 million in deferred income taxes (benefit).
7. In fiscal 2000, the Company reclassified its operations into three business segments and revised figures in prior years.
8. Owing to a change in accounting standards, cash flows are shown in a new format in and after fiscal 2000.
9. U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥118.05=US$1, the approximate rate of exchange on March 31, 2007.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Outline

Outline of Operations

Minebea's operations are divided into two business segments: Machined Components and Electronic Devices and Components. The Machined Components segment focuses on miniature and small-sized ball bearings, rod-end and spherical bearings, and pivot assemblies. In fiscal 2007, this segment accounted for 41.6% of consolidated net sales. The Electronic Devices and Components segment encompasses precision small motors, notably HDD spindle motors and fan motors; PC keyboards and other electronic devices; lighting devices, including LED backlight assemblies; and measuring components. This segment represented 58.4% of consolidated net sales in fiscal 2007.

Our product development efforts are centered in Japan, Germany, Thailand and the United States. The Engineering Headquarters is charged with basic technology and product development with a medium- to long-term perspective. Technology development divisions affiliated with business units emphasize development of commercially viable products. Cooperation among these divisions facilitates the supplementing and sharing of technologies, thereby contributing to effective product development. Our manufacturing network encompasses bases in Thailand, China, Singapore, Malaysia, Japan and the United States. Our largest manufacturing base, in Thailand, accounted for 49.6% of total consolidated production in fiscal 2007, while our manufacturing base in China accounted for 23.5%. Combined production at all our bases in Asia (excluding Japan) represented 80.9% of total production. Production outside of Japan accounted for 91.5% of total production.

We supply products to a number of key markets. Notable among these are the PC and peripheral equipment, OA and telecommunications equipment, household electrical appliances, automotive and aerospace markets, which accounted for 36.5%, 15.0%, 9.3%, 9.9% and 10.2%, respectively, of fiscal 2007 consolidated net sales. Reflecting the steady shift by customers in Japan, Europe, and North and South America to production in China and other parts of Asia, sales to Asia (excluding Japan) represented 50.2% of consolidated net sales. Our second-largest geographic market is Japan, which currently accounts for 25.6% of consolidated net sales. Remaining sales are to North America and Europe.

With the aim of ensuring our organization runs smoothly and effectively, we have established an operating structure comprising 14 business units and five headquarters that report directly to the president and CEO. Under this structure, manufacturing and sales groups are assigned and report directly to each business unit. The function-based headquarters are charged with providing support for business units.

Principal Strategy

Our principal goal is to evolve and grow as "the leading company through manufacturing and technological excellence." We believe that the key to achieving this objective is to accelerate efforts to improve profitability. Accordingly, we have continued to address three priority tasks: take decisive actions to implement structural reforms, reinforce R&D and manage the Company with a clear vision.

To these ends, we have:

- implemented organizational reforms, namely, the introduction of a business unit system and the establishment of headquarters
- shifted our policy from volume to quality, and our focus from sales to profits
- reinforced R&D by assigning management of R&D efforts to the Engineering Headquarters and by creating a department dedicated to basic technology development
- implemented measures to restore the profitability of loss-making businesses and strengthen growth businesses.

These efforts have yielded concrete results. Thanks to organizational reforms, we have made progress in eliminating organizational barriers and promoting the more effective use of Group resources. This has enabled individual businesses to align their growth tracks. We clarified our shift in policy toward quality, rather than volume—a move that marks a return to the basics of manufacturing and the concept of workmanship. With the aim of reinforcing R&D, we laid a new foundation for future R&D activities under the direction of the Engineering Headquarters. We have also placed a priority on strengthening core technologies, which are essential to the development of new products and businesses, as well as next-generation products, and are striving to develop new businesses through the integration of multiple core technologies.

Our key concern has been the restoration of profitability Companywide by eliminating loss-making businesses. With a few minor exceptions, we achieved this objective in the period under review. We also implemented organizational changes necessary to support growth and expansion in the years ahead.

We have positioned fiscal 2008 as a year for surging forward. Accordingly, our efforts during the period will focus on expanding businesses and raising income. Recognizing the importance of launching Minebea on a new and sustainable growth trajectory and the need to set forth clear medium-term growth indicators, we formulated a new medium-term management plan to guide our efforts for three years beginning in fiscal 2008. We are confident that achieving the numerical targets of this plan will ready us for our next major leap forward.

Numerical Targets of Minebea's New Medium-Term Management Plan

(As of May 31, 2007) *Billions of yen*

Years ending March 31	2008	2009	2010
Net sales	¥335.0	¥350.0	¥370.0
Operating income	30.0	34.0	38.0
Income before income taxes and minority interests	23.5	26.0	30.0

We have also set a long-term goal for net sales of ¥500.0 billion in fiscal 2012.

Segment Information

Years ended March 31	2007	2006	2005	2004	2003
					Millions of yen
Sales to External Customers by Business Segment					
Machined components	**¥ 137,662**	¥ 129,595	¥ 116,105	¥ 111,693	¥118,118
Electronic devices and components	**193,360**	188,851	178,317	156,881	154,084
Total	**¥ 331,022**	¥ 318,446	¥ 294,422	¥ 268,574	¥272,202
Operating Income (Loss) by Business Segment					
Machined components	**¥ 26,195**	¥ 24,556	¥ 21,572	¥ 19,505	¥ 18,520
Electronic devices and components	**70**	(5,287)	(7,489)	(1,401)	832
Total	**¥ 26,265**	¥ 19,269	¥ 14,083	¥ 18,104	¥ 19,352
Assets by Business Segment					
Machined components	**¥ 216,595**	¥ 205,437	¥ 194,180	¥ 189,741	¥191,793
Electronic devices and components	**224,048**	218,790	214,142	196,918	204,489
Eliminations	**(85,859)**	(74,365)	(76,105)	(71,744)	(76,213)
Total	**¥ 354,784**	¥ 349,862	¥ 332,217	¥ 314,915	¥320,069
Depreciation and Amortization by Business Segment					
Machined components	**¥ 12,507**	¥ 11,437	¥ 10,401	¥ 10,811	¥ 10,378
Electronic devices and components	**12,141**	12,535	12,061	10,894	12,448
Total	**¥ 24,648**	¥ 23,972	¥ 22,462	¥ 21,705	¥ 22,826
Impairment Loss by Business Segment					
Machined components	**¥ 31**	¥ 388	¥ —	¥ —	¥ —
Electronic devices and components	**43**	579	—	—	—
Total	**¥ 74**	¥ 967	¥ —	¥ —	¥ —
Capital Expenditure by Business Segment					
Machined components	**¥ 8,423**	¥ 12,279	¥ 11,400	¥ 4,168	¥ 4,750
Electronic devices and components	**9,243**	9,929	22,757	14,929	11,853
Total	**¥ 17,666**	¥ 22,208	¥ 34,157	¥ 19,097	¥ 16,603
Sales to External Customers by Geographic Segment					
Japan	**¥ 83,265**	¥ 77,856	¥ 76,660	¥ 68,760	¥ 72,755
Asia (excluding Japan)	**162,330**	155,423	137,424	121,072	107,789
North and South America	**56,110**	59,468	52,390	48,726	58,998
Europe	**29,317**	25,699	27,948	30,016	32,660
Total	**¥ 331,022**	¥ 318,446	¥ 294,422	¥ 268,574	¥272,202
Operating Income by Geographic Segment					
Japan	**¥ 9,770**	¥ 1,922	¥ 2,752	¥ 4,883	¥ 3,133
Asia (excluding Japan)	**11,299**	12,843	5,870	10,763	12,418
North and South America	**3,730**	2,888	4,510	2,084	1,859
Europe	**1,466**	1,616	951	374	1,942
Total	**¥ 26,265**	¥ 19,269	¥ 14,083	¥ 18,104	¥ 19,352
Assets by Geographic Segment					
Japan	**¥ 162,335**	¥ 161,968	¥ 169,239	¥ 166,277	¥175,917
Asia (excluding Japan)	**258,046**	247,186	223,995	201,194	185,397
North and South America	**35,692**	36,864	32,442	29,173	37,064
Europe	**21,326**	19,618	20,300	20,075	20,528
Eliminations	**(122,615)**	(115,774)	(113,759)	(101,804)	(98,837)
Total	**¥ 354,784**	¥ 349,862	¥ 332,217	¥ 314,915	¥320,069

Results of Operations

Net Sales by Business Segment


Electronic devices and components 58%
Machined components 42%

Net Sales by Business Segment

Billions of yen


350
280
210
140
70
0
118.1
111.7
116.1
129.6
137.7
154.1
156.9
178.3
188.9
193.4
2003 2004 2005 2006 2007
Machined components
Electronic devices and components

Cost of Sales to Net Sales and SGA Expenses to Net Sales

%


100
80
60
40
20
0
74.8 75.7 78.8 78.5 77.8
18.1 17.6 16.4 15.5 14.2
2003 2004 2005 2006 2007
Cost of sales to net sales
SGA expenses to net sales

Net Sales

Consolidated net sales in fiscal 2007 rose 3.9%, or ¥12,576 million, to ¥331,022 million. During the period, the Japanese economy remained on a gentle upswing, supported by high corporate earnings, as well as by such factors as increased investment in plants and equipment and an improved employment situation. The U.S. economy continued to see stable growth, owing to robust personal consumption, while the overall European economy exhibited a favorable recovery. In China, economic growth remained high, reflecting increases in exports and investment in fixed assets. The economies of other Asian countries were generally solid. Demand remained firm in key customer industries, owing to the increasing popularity of information and telecommunications equipment, including PCs, and cellular telephones, particularly in counties classified as emerging economies, and digital home electronics products, including flat-screen televisions and DVD recorders, primarily in developed countries. Brisk conditions also persisted in the aircraft and automobile markets. In this environment, sales prices remained comparatively stable. This, together with expanded sales of existing products and the launch of attractive new products, contributed to the increase in consolidated net sales for the period. The impact of yen depreciation on overseas sales added approximately ¥13,200 million to net sales.

Cost of Sales

Cost of sales increased 3.1%, or ¥7,709 million, to ¥257,644 million. Cost of sales as a percentage of net sales edged down 0.7 percentage point, to 77.8%. Despite negative impact of yen depreciation and rising prices for steel, steel materials, rare metals and other raw materials, enhanced productivity prompted an improvement in cost of sales as a percentage of net sales.

SGA Expenses

SGA expenses declined 4.3%, or ¥2,129 million, to ¥47,113 million. SGA expenses were equivalent to 14.2% of net sales, down 1.3 percentage points from fiscal 2006.

Cost of Sales and SGA Expenses

Millions of yen

Years ended March 31	**2007**	2006	2005	2004	2003
Net sales	**¥331,022**	¥318,446	¥294,422	¥268,574	¥272,202
Cost of sales	**257,644**	249,935	232,019	203,261	203,500
Cost of sales to net sales	**77.8%**	78.5%	78.8%	75.7%	74.8%
Gross profit	**73,378**	68,511	62,403	65,313	68,702
SGA expenses	**47,113**	49,242	48,320	47,209	49,350
SGA expenses to net sales	**14.2%**	15.5%	16.4%	17.6%	18.1%


Operating Income
Billions of yen
30
24
18
12
6
0
19.4
18.1
14.1
19.3
26.3
2003
2004
2005
2006
2007


Operating Income (Loss) by Business Segment
Billions of yen
40
30
20
10
0
-10
18.5
0.8
19.5
-1.4
21.6
-7.5
24.6
-5.3
26.2
0.1
2003
2004
2005
2006
2007
Machined components
Electronic devices and components


Net Sales and Operating Income by Business Segment
Billions of yen, %
137.7 42%
193.4 58%
26.2 99.7%
0.3%
Net sales
Operating income
Machined components
Electronic devices and components
Note: Percentages represent contribution by business segment to total.


Net Income (Loss) and Return (Net Income) on Equity (ROE)
Billions of yen
%
16
12
8
4
0
-4
-2.4
-2.3
6.0
6.3
5.6
5.7
4.3
3.9
12.9
9.9
2003
2004
2005
2006
2007
Net Income (Loss) (left scale)
Return (Net Income) on Equity (ROE)

Operating Income

Operating income advanced 36.3%, or ¥6,996 million, to ¥26,265 million. As a consequence, the operating margin rose 2.0 percentage points, to 8.0%. For more detailed information, refer to the section entitled "Performance by Business Segment," on page 35.

Other Income (Expenses)

The net balance of other income (expenses) was expenses, i.e., a loss, of ¥6,742 million, a decrease of ¥2,907 million. Despite efforts to reduce interest-bearing debt, interest expense rose ¥453 million, to ¥5,224 million, as a consequence of the impact of rising interest rates overseas. The overall decrease also reflected the absence of a ¥3,475 million business restructuring loss in the previous period related to the restructuring of our PC keyboards business.

Income before Income Taxes and Minority Interests

Owing to the factors described above, income before income taxes and minority interests climbed 102.9%, or ¥9,903 million, to ¥19,523 million.

Income Taxes

Income taxes edged down ¥79 million, to ¥7,062 million. This comprised current income taxes, that is, corporate, residential and business taxes, of ¥6,249 million, and an adjustment of ¥813 million. In fiscal 2006, losses posted by certain overseas subsidiaries and parent-company losses brought forward from the preceding period meant that dividend income received from overseas subsidiaries did not qualify for overseas tax credits, resulting in a higher effective tax rate. In fiscal 2007, the impact of such factors weakened significantly, as a consequence of which the effective tax rate normalized.

Minority Interests

Minority interests amounted to ¥401 million, down ¥1,377 million from fiscal 2006. This decline was primarily attributable to an improvement in the performance of joint venture Minebea–Matsushita Motor.

Net Income

As a consequence of the aforementioned factors, net income rose ¥8,605 million, to ¥12,862 million. Basic net income per share was ¥32.23, a significant increase from ¥10.67 in the previous period.

Income

					Millions of yen
Years ended March 31	**2007**	2006	2005	2004	2003
Operating income	**¥26,265**	¥19,269	¥14,083	¥18,104	¥19,352
Operating margin	**8.0%**	6.0%	4.8%	6.7%	7.1%
Net balance of other income (expenses)	**(6,742)**	(9,649)	(6,305)	(5,146)	(18,857)
Net income (loss)	**12,862**	4,257	5,581	6,019	(2,434)
Net income (loss) to net sales	**3.9%**	1.3%	1.9%	2.2%	(0.9)%
Net income (loss) per share (Yen):					
Basic	**32.23**	10.67	13.93	15.08	(6.10)
Diluted	**—**	—	13.27	14.51	(4.85)
Return (net income) on equity	**9.9%**	3.9%	5.7%	6.3%	(2.3)%
Return on total assets	**3.7%**	1.2%	1.7%	1.9%	(0.8)%

Financial Condition

Financial Policy and Liquidity

The businesses of the Minebea Group continue to operate in an environment characterized by accelerating product and technological development and intensifying global competition. In such an environment, we recognize the importance of ensuring the flexibility necessary to allow advance investment, enabling us to develop products that satisfy diverse customer expectations, and capital investment, ensuring we can respond promptly to fluctuations in demand. We strive to facilitate dynamic investment activities and strengthen our technological development capabilities by maintaining a sound financial position and high degree of agility in our financing activities

Our debt ratings in fiscal 2007, shown in the table below, are indicative of the success of efforts to reinforce our financial position. We have set medium-term goals to reduce net interest-bearing debt (¥128,530 million at fiscal 2007 year-end) to below ¥100,000 million. Given the uncertain interest rate situation in Japan, we will promote efforts to expand income, shrink inventories and step up implementation of an effective investment program that focuses on the efficient use of assets to accelerate the reduction of interest-bearing debt. In terms of capital investment, we are promoting decisive investment in growth businesses and promoting stringent rationalization efforts and efficient investments in businesses that remain unprofitable.

To ensure the agility of our financing efforts, we filed for shelf registration of corporate bond issues in the amount of ¥50,000 million and obtained a rating for short-term debt up to a maximum of ¥10,000 million. Moreover, to create a stronger, more stable structure for fund procurement, we strive to maintain solid relationships with key financial institutions in Japan and overseas and have taken steps to manage liquidity risks, including signing agreements to set up commitment lines.

In Thailand, where our principal manufacturing base is located, on December 18, 2006, stringent controls were placed on short-term capital inflows with the aim of preventing speculative investment in and appreciation of the baht. Most of these controls were subsequently eased, however, and the impact on our operations was negligible.

Debt Ratings

As of May 2007	*Long-term debt*	*Short-term debt*
Moody's Investors Service	Baa2	—
Japan Credit Rating Agency, Ltd.	A	J–1
Japan Rating and Investment Information, Inc.	BBB+	a–2

Purchase of Tangible Fixed Assets

Purchase of tangible fixed assets, or capital investment, in fiscal 2007 totaled ¥16,969 million, down ¥4,928 million from fiscal 2006. This amount included investments in the expansion and refurbishment of production facilities for ball bearings in Thailand, China and Singapore, and the expansion of production facilities for pivot assemblies in Thailand, as well as investments in facilities related to the production of electronic devices—notably HDD spindle motors and LED backlight assemblies—in Thailand and information motors in Thailand, China and Malaysia.

In fiscal 2008, we expect purchase of tangible fixed assets to be in the area of ¥27,500 million. We plan on making investments to, among others, build new plants overseas, expand and rationalize production facilities for ball bearings, expand production of aircraft components and rationalize production of HDD spindle motor production and molds.

Dividend Policy

To date, our dividend policy has centered on appropriating profits to implement stable dividend payments to shareholders. Going forward, however, our primary emphasis will be raising capital efficiency and enhancing the distribution of profits to shareholders while giving comprehensive consideration to our operating environment. Accordingly, we will pursue a policy of ensuring a return on investment for shareholders that is in line with our operating results.

In line with our new policy, cash dividends for fiscal 2007 were declared at ¥10.00, an increase of ¥3.00. As a result, the payout ratio was 31.0%.

Free Cash Flow

Free cash flow (calculated by subtracting net cash used in investing activities from net cash provided by operating activities) totaled ¥22,722 million, an increase of 149.2%, or ¥13,605 million, from fiscal 2006.



Free Cash Flow
Billions of yen
25
20
15
10
5
0
16.0
6.8
3.8
9.1
22.7
2003
2004
2005
2006
2007



Purchase of Tangible and Intangible Fixed Assets
Billions of yen
30
24
18
12
6
0
16.4
18.8
23.1
21.9
17.0
2003
2004
2005
2006
2007

Cash Flows from Operating Activities

Net cash provided by operating activities amounted to ¥37,902 million, 34.2%, or ¥9,665 million, higher than in fiscal 2006. This change was primarily attributable to a ¥9,903 million increase in income before income taxes and minority interests, to ¥19,523 million, and a ¥6,403 million decrease in inventories, ¥4,321 million greater than in fiscal 2006. Depreciation and amortization totaled ¥24,648 million, up ¥676 million from the previous fiscal year.

Cash Flows from Investing Activities

Net cash used in investing activities decreased 20.6%, or ¥3,940 million, to ¥15,180 million. The principal factor contributing to this result was the application of ¥16,969 million for the purchase of tangible fixed assets, a decline of ¥4,928 million.

Cash Flows from Financing Activities

Net cash used in financing activities amounted to ¥25,683 million, an increase of 248.0%, or ¥18,303 million, from fiscal 2006. This change was primarily due to the application of ¥22,876 million to the repayment of long-term debt, up ¥18,309 million, and cash dividends paid of ¥2,793 million, essentially level with the previous period.

Cash and Cash Equivalents

Operating, investing and financing activities in fiscal 2007 resulted in a net decrease in cash and cash equivalents of ¥2,654 million, to ¥21,731 million, as net cash used in financing activities exceeded free cash flow.

Free Cash Flow

Millions of yen

Years ended March 31	**2007**	2006	2005	2004	2003
Net cash provided by operating activities	**¥ 37,902**	¥ 28,237	¥ 27,586	¥ 21,714	¥ 32,279
Net cash used in investing activities Portion of above used in purchase of tangible fixed assets	**(15,180)**	(19,120)	(23,789)	(14,932)	(16,233)
Purchase of tangible fixed assets	**(16,969)**	(21,897)	(23,060)	(18,825)	(16,382)
Free cash flow	**22,722**	9,117	3,797	6,782	16,046

Note: Effective fiscal 2005, Minebea calculates free cash flow by subtracting net cash used in investing activities from net cash provided by operating activities. Figures for previous years have been restated using this calculation.

Assets, Liabilities and Net Assets



Net Interest-Bearing Debt
Billions of yen
200
160
120
80
40
0
152.9
146.7
150.7
146.9
128.5
2003
2004
2005
2006
2007

Total assets at the end of fiscal 2007 amounted to ¥354,784 million, an increase of 1.4%, or ¥4,922 million, from the fiscal 2006 year-end. The impact of yen depreciation on this total was approximately ¥26,000 million. Total net assets were ¥142,558 million. Net interest-bearing debt (total debt minus cash and cash equivalents) declined 12.5%, or ¥18,357 million, to ¥128,530 million. As a consequence, the net debt-to-equity ratio improved, to 0.9 times. The equity ratio was 40.1%, up 6.5 percentage points.

Assets

Cash and cash equivalents in fiscal 2007 declined ¥2,654 million, to ¥21,731 million, owing primarily to an increase in outlays aimed at reducing interest-bearing debt. Notes and accounts receivable—trade rose ¥5,521 million, to ¥71,883 million, including approximately ¥1,800 million attributable to yen depreciation. Despite the impact of yen depreciation, which added approximately ¥3,400 million, inventories fell ¥3,010 million, to ¥45,904 million, reflecting declines attributable to Companywide efforts to reduce inventories and the restructuring of our PC keyboard business. Deferred tax assets (short-term) amounted to ¥7,056 million, an increase of ¥3,654 million. As a consequence, total current assets rose 1.6%, or ¥2,495 million, to ¥156,059 million.


Inventories
Billions of yen
50
40
30
20
10
0
43.2
41.5
47.0
48.9
45.9
2003
2004
2005
2006
2007

Net tangible fixed assets rose 3.2%, or ¥5,305 million, to ¥171,064 million. Purchase of tangible fixed assets (capital investment) totaled ¥16,969 million, while depreciation and amortization amounted to ¥24,648 million. Yen depreciation added approximately ¥19,500 million to this total. Intangible fixed assets totaled ¥11,974 million, a decline of 9.1%, or ¥1,203 million. Net investments and other assets were down 9.5%, or ¥1,633 million, to ¥15,647 million. Deferred charges declined ¥42 million, to ¥40 million.

Liabilities

Total notes and accounts payable rose ¥1,558 million, to ¥38,167 million. The impact of yen depreciation was approximately ¥2,700 million. Short-term loans payable fell ¥23,017 million, to ¥57,639 million. The current portion of long-term debt increased ¥3,006 million, to ¥14,122 million. Owing to such factors, total current liabilities declined 13.1%, or ¥19,731 million, to ¥131,155 million.

Long-term debt declined 1.3%, or ¥1,000 million, to ¥78,500 million. As a consequence, total long-term liabilities edged down 0.4%, or ¥304 million, to ¥81,071 million.

Net Assets

Total net assets at fiscal 2007 year-end were ¥142,558 million. Differences on revaluation of other marketable securities declined ¥1,133 million, while retained earnings climbed ¥8,872 million, and foreign currency translation adjustments declined ¥17,052 million. Minority interests in consolidated subsidiaries totaled ¥204 million, down 67.7%, or ¥428 million.

Financial Position

Millions of yen

As of March 31	**2007**	2006	2005	2004	2003
Total assets	**¥354,784**	¥349,862	¥332,217	¥314,915	¥320,069
Cash and cash equivalents at end of year	**21,731**	24,385	21,759	24,780	14,177
Total current assets	**156,059**	153,564	147,295	138,953	127,447
Inventories	**45,904**	48,914	46,963	41,534	43,204
Total current liabilities	**131,155**	150,886	141,449	167,626	134,459
Working capital	**24,905**	2,678	5,846	(28,673)	(7,012)
Interest-bearing debt	**150,261**	171,272	172,453	171,485	167,125
Net interest-bearing debt	**128,530**	146,887	150,694	146,706	152,947
Total net assets	**142,558**	118,209	102,088	93,866	98,213
Equity ratio	**40.1%**	33.6%	30.7%	29.8%	30.7%
Debt-to-equity ratio (Times)	**1.1**	1.5	1.7	1.8	1.7
Net debt-to-equity ratio (Times)	**0.9**	1.2	1.5	1.6	1.6
Net assets per share (Yen)	**356.75**	294.65	255.82	235.21	246.08

Note: Effective fiscal 2007, Minebea has applied the Accounting Standard for Presentation of Net Assets in the Balance Sheet and the Implementation Guidance for the Accounting Standard for Presentation of Net Assets in the Balance Sheet. Accordingly, "shareholders' equity," "total shareholders' equity/total assets" and "shareholders' equity per share (yen)" have been restated as "net assets," "equity ratio" and "net assets per share (yen)," respectively. Also, fiscal 2007 and 2006 figures include minority interests in net assets.

Performance by Business Segment

Machined Components


Percentage of net sales
42%


Net Sales
Billions of yen
200
160
120
80
40
0
118.1
111.7
116.1
129.6
137.7
2003
2004
2005
2006
2007


Operating Income
Billions of yen
30
24
18
12
6
0
18.5
19.5
21.6
24.6
26.2
2003
2004
2005
2006
2007
Bearings and bearing-related products

Principal Products

- **Bearings and Bearing-Related Products**
  - Miniature ball bearings
  - Small-sized ball bearings
  - Integrated-shaft ball bearings
  - Rod-end bearings
  - Spherical bearings
  - Roller bearings
  - Sleeve bearings
  - Pivot assemblies
  - Tape guides
- **Other Machined Components**
  - Aerospace/automotive fasteners
  - Special machined components
  - Magnetic clutches and brakes

Net sales in the machined components segment rose 6.2%, or ¥8,067 million, to ¥137,662 million. Operating income increased 6.7%, or ¥1,639 million, to ¥26,195 million. The segment's operating margin, calculated using sales to external customers, edged up 0.1 percentage point, to 19.0%. Despite the appreciation of the baht, sales of mainstay products increased, reflecting persistently strong demand worldwide and stable sales prices.

Principal Products and Applications and Minebea's Global Market Share

Principal Products	*Principal Applications*	*Global Market Share**
Bearings and bearing-related products		
Miniature and small-sized ball bearings	Small motors, household electrical appliances, information and telecommunications equipment, automobiles	60%
Rod-end and spherical bearings	Aircraft	50%
Pivot assemblies	HDDs	65%
Other machined components		
Special machined components, fasteners	Aircraft, automobiles, industrial machinery	—

*Global market shares are in terms of units shipped, except the market share for rod-end and spherical bearings, which is in terms of sales value. Market shares are Minebea estimates based on information collected by the Company and by market research firms.

Ongoing Efforts

Sales of principal segment products miniature and small-sized ball bearings increased, primarily to manufacturers of automobiles, PCs and peripheral equipment, and office automation equipment, as did operating income. We expanded production capacity for miniature ball bearings in response to market growth, a consequence of brisk demand for use in miniature ball bearings for use in pivot assemblies, fan motors and other components for PCs and digital home electronics products. We also continued to lower manufacturing costs through efforts to improve yield and rationalize operations. In line with the theme of returning to the basics of manufacturing, we are striving to reinforce this business. We have also created a department dedicated to basic technology development.

In rod-end and spherical bearings, both sales and income were up, reflecting robust aircraft production worldwide. In response to sustained double-digit growth in demand from aircraft manufacturers, we are expanding production capacity at our plants in Japan (Karuizawa), the United States and the United Kingdom, while at the same time stepping up front-end production in Thailand with the aim of establishing a low-cost structure and further enhancing capacity.

In addition, we are striving to augment our existing rod-end and spherical bearings operations by entering the markets for engine peripherals combining these products with ball bearings and large mechanical parts that make use of sophisticated processing technologies.

The market for pivot assemblies continues to grow, spurred by expanding demand for use in HDDs for PCs and home electronics products. With double-digit growth in the market for pivot assemblies for use in HDDs expected to continue, our ongoing objective is to maintain our commanding market share. To this end, we are taking steps to lower manufacturing costs by increasing production capacity, shifting parts production in-house, increasing yields and standardizing designs.

Electronic Devices and Components



Percentage of net sales
58%



Net Sales
Billions of yen
200
160
120
80
40
0
154.1
156.9
178.3
188.9
193.4
2003
2004
2005
2006
2007



Operating Income
Billions of yen
12
8
4
0
-4
-8
0.8
-1.4
-7.5
-5.3
0.1
2003
2004
2005
2006
2007
Electronic devices and components

Principal Products

- **Rotary Components**
  - HDD spindle motors
  - Fan motors
  - Hybrid-type stepping motors
  - PM-type stepping motors
  - Brush DC motors
  - Vibration motors
  - VR resolvers
- **Other Electronic Devices and Components**
  - PC keyboards
  - Speakers
  - Electronic devices
    - Color wheels
    - MOD drive subassemblies
    - Lighting devices for LCDs
    - Magnetic heads for FDDs
    - Backlight inverters
  - Measuring components
    - Strain gages
    - Load cells

Net sales in the Electronic Devices and Components segment increased 2.4%, or ¥4,509 million, to ¥193,360 million. While the restructuring hampered sales in our PC keyboards business, sales of electronics devices, notably mainstay LED backlight assemblies and the depreciation of the yen supported higher segment sales. The segment returned to profitability after four consecutive years in the red, registering operating income of ¥70 million, ¥5,357 million higher than in fiscal 2006. The segment's operating margin, calculated using sales to external customers, was 0.0%, a 2.8-percentage point improvement from the previous period. This primarily reflected improved profitability for information motors, PC keyboards and HDD spindle motors, which countered the impact of the appreciation of the baht.

Principal Products and Applications and Minebea's Global Market Share

Principal Products	*Principal Applications*	*Global Market Share**
Rotary components		
HDD spindle motors	HDDs	15%
Information motors (fan motors, stepping motors, brush DC motors, vibration motors)	PCs and servers, information and telecommunications equipment, household electrical appliances, cellular phones, bicycles, industrial machinery	5%–20%, depending on product
Other electronic devices and components		
PC keyboards	PCs	5%
Lighting devices for LCDs	Cellular phones, digital cameras, portable digital information terminals	15%
Speakers	Audio equipment, PCs, automobiles	—
Measuring instruments	Industrial machinery, automobiles	—

*Global market shares are in terms of units shipped, except the market share for rod-end and spherical bearings, which is in terms of sales value. Market shares are Minebea estimates based on information collected by the Company and by market research firms.

Ongoing efforts

In the HDD spindle motor business, the appreciation of the baht caused an increase in costs during the period under review. Nonetheless, efforts to reduce costs helped return the segment to profitability. We will continue to work to maintain sales prices, as well as step up production and sales of 2.5-inch HDD motors containing fluid dynamic bearings, which boast high unit prices.

We have completed the initial phase of a reorganization of our information motors business, achieving an increase in sales and a return to profitability. Specific steps included creating a low-cost manufacturing structure by integrating and closing manufacturing facilities, reconsidering our use of outside suppliers and lowering costs by reconsidering royalty payments to the parent company. We are also striving to improve the precision of order confirmation and accelerate the introduction of new products to enhance our product mix. In response to brisk demand, we overhauled our production lines for fan motors with the aim of drastically improving productivity and expanding production capacity.

In the latter half of the period under review, we restructured the PC keyboards business, withdrawing from the production of persistently unprofitable products and focusing our efforts on high-value-added products, including keyboards for notebook PCs and wireless keyboards. We also reduced fixed costs by reorganizing our manufacturing, sales and technological groups, reducing employee numbers and eliminating certain facilities. These moves resulted in a decline in sales, but in March 2007, the first month after completion of this restructuring, this business returned to profitability on a monthly basis.

In electronic devices, we registered an increase in sales of mainstay LED backlight assemblies despite falling sales prices, owing to expansion of the cellular phone market and an increase in the number of models using our products. In March 2007, we entered the market for medium-sized LED backlight assemblies used in car navigation equipment.

In our speaker business, intensifying competition pushed sales down. In measuring instruments, efforts to respond to diverse market needs by applying our core technologies enabled us to achieve a high level of income, although sales remained level with fiscal 2006.

Performance by Geographic Segment

Japan

Net sales in Japan rose 6.9%, or ¥5,409 million, to ¥83,265 million. Operating income soared 408.3%, or ¥7,848 million, to ¥9,770 million, owing to changes in the prices of products imported from overseas subsidiaries.



Net Sales
Billions of yen
200
160
120
80
40
0
72.8
68.8
76.7
77.9
83.3
2003
2004
2005
2006
2007

Percentage of net sales



25.1%

Percentage of operating income



37.2%

Asia (Excluding Japan)

Asia includes the high-growth greater China region, an important manufacturing base for many companies in Japan, Europe, the Americas and elsewhere. Sales in the region were firm, particularly in greater China, supported by expanded demand from the information and telecommunications industry and steady demand from the household electrical appliances industry. As a consequence, net sales increased 4.4%, or ¥6,907 million, to ¥162,330 million. Despite higher sales, operating income fell 12.0%, or ¥1,544 million, to ¥11,299 million.



Net Sales
Billions of yen
200
160
120
80
40
0
107.8
121.1
137.4
155.4
162.3
2003
2004
2005
2006
2007

Percentage of net sales



49.0%

Percentage of operating income



43.0%

North America

In North America, both orders and sales of U.S.-made ball bearings and rod-end bearings for the aerospace industry were strong. In addition, sales of imported machined components and electronic devices were firm. Owing to a decline in sales of PC keyboards, however, reflecting our move to focus on high-value-added models, net sales declined 5.6%, or ¥3,358 million, to ¥56,110 million. Nonetheless, operating income increased 29.2%, or ¥842 million, to ¥3,730 million.



Net Sales
Billions of yen
200
160
120
80
40
0
59.0
48.7
52.4
59.5
56.1
2003
2004
2005
2006
2007

Percentage of net sales



17.0%

Percentage of operating income



14.2%

Europe

In Europe, sales of ball bearings and rod-end bearings remained firm, buoyed by moderate economic growth. As a consequence, net sales rose 14.1%, or ¥3,618 million, to ¥29,317 million, although operating income declined 9.3%, or ¥150 million, to ¥1,466 million.



Net Sales
Billions of yen
200
160
120
80
40
0
32.7
30.0
27.9
25.7
29.3
2003
2004
2005
2006
2007

Percentage of net sales



8.9%

Percentage of operating income



5.6%

Note: Net sales figures represent sales to external customers.

Minebea manufactures and sells a wide range of products around the world. These include ball bearings and other precision components that apply its expertise in ball bearings; aircraft components, notably rod-end bearings and high-end fasteners; and electronic components used in state-of-the-art electronics equipment. Minebea and the companies of the Minebea Group also cooperate closely to conduct R&D in each of these fields.

Minebea has established six R&D bases, two in Japan (Karuizawa and Hamamatsu plants) and one each in Thailand, Singapore, China, the United States and Europe. These bases strive to leverage their particular expertise and promote complementary R&D with the aim of accelerating the development of products that will lead to the creation of new businesses.

In fiscal 2007, R&D costs for the Minebea Group amounted to ¥9,000 million. This included ¥309 million allocated to basic research at R&D centers in Thailand, Singapore and China, such as basic materials analysis, and other research that cannot be apportioned to individual business.

R&D activities in each of our business segments in fiscal 2007 are outlined below.

Machined Components

R&D in this segment focused on mainstay bearings, that is, on developing materials, lubricants, machining and other processes, and tribology for ball bearings, sliding bearings and fluid dynamic bearings. Efforts also focus on responding to rising demand for all types of bearings, buoyed by robust operating conditions, from the information equipment, home electrical appliance, automobile and aerospace industries, and on responding to the requirements of manufacturers in new areas, through optimized and applied engineering. With manufacturers of HDDs beginning to adopt perpendicular magnetic recording to achieve higher recording densities, the precision of key components is becoming an increasingly crucial consideration. The ball bearings used in Minebea's pivot assemblies were developed to realize extremely low dust scattering and gas contamination. We have helped manufacturers of printers and copiers respond to demand for higher-quality output, which has risen in recent years, by developing and manufacturing a highly conductive proprietary bearing grease that resolves the problem of electric charge transfer inside printers and copiers—the key to output quality. In the area of lubricant development, we have also succeeded in developing a low-viscosity lubricant for fluid dynamic bearings used in HDD spindle motors, thereby reinforcing the technological foundation that will facilitate the development of increasingly compact HDD spindle motors. In the area of bearings for the aerospace industry, we have completed development of trunnion bearings and spherical bearings for use in tierod mechanical assemblies and main landing gear by applying the sliding bearing technology used in our rod-end bearings.

R&D costs in the machined components segment in fiscal 2007 amounted to ¥2,082 million.

Electronic Devices and Components

Mainstay motors in this segment include fan motors, stepping motors, DC motors, brushless DC motors and HDD spindle motors. We are working to enhance our various core analysis technologies, control technologies and materials technologies, with the aim of being the first to launch advanced products that respond to customer requirements for compact size, high efficiency (low energy consumption), quietness and reliability, which vary depending on type of motor and application. For magnetic application products, our R&D efforts emphasize materials technologies, core technologies and product-related technologies. These efforts continue to yield such outstanding products as rare earth bond magnets for high-performance motors and transformers for inverters. In the area of display-related products, we focused on advanced condensed matter physics and materials and core technologies, and the development of high-performance LCD backlight assemblies for LEDs, medium-sized LCD backlight assemblies for car navigation systems and optical components for projectors. We are also combining our noted ultraprecision machining, mold production and molding technologies with CAD/CAE engineering, optical engineering, thin film-formation and photolithographic technologies to develop compact and medium-sized LCD backlight assemblies for next-generation mobile devices, optical components for projectors, and LED modules and other components for flat-panel displays.

In electronics-related products, we are targeting the display market by promoting the development of advanced circuits for, among others, inverters used in high-efficiency, large-screen televisions and high-pressure mercury lamps used in projectors. We are also engaged in the development of drive circuits that will optimize the efficiency and power-smart performance of our high-efficiency motors, underscoring our desire to contribute to the prevention of global warming from the product development stage. On another front, we are conducting research in the area of wireless transmission technology, an area that we believe will grow in importance as demand grows for wirelessly connected OA equipment and home electrical appliances.

In fiscal 2007, R&D costs in the electronic devices and components segment totaled ¥6,609 million.

Outlook for Fiscal 2008
(as of May 31, 2007)

In Japan, favorable business results are expected to favorably affect household spending and private-sector demand to continue driving economic expansion. Elsewhere in Asia, China's economy continues to expand, while in the United States sustained, moderate economic growth is forecast despite concerns over crude oil prices. As a consequence, well-balanced growth in the global economy is expected to continue in fiscal 2008.

In our machined components segment we will take decisive steps to expand sales of mainstay ball bearings to the automobile and information and telecommunications equipment industries, demand from which remains firm. By maximizing economies of scale resulting from expanded sales to further reduce costs, we will strive to further improve segment results. We expect our rod-end bearings business to benefit from a robust market for these bearings for aerospace use, particularly in Europe and the United States. We also expect favorable sales of pivot assemblies, reflecting favorable demand.

In the electronic devices and components segment, we expect solid results in the information motors business, owing to major structural reforms aimed at improving production efficiency and subcontractor management and at revamping our product mix. In HDD spindle motors, we will continue to promote cost reductions and strive to expand sales of 2.5-inch motors. In PC keyboards, we expect stable results with the completion of a shift in the focus of our production and sales structure to high-value-added models. Sales of measuring components and other products are also expected to advance favorably.

As a consequence of the abovementioned factors, as of May 31, 2007, we forecast consolidated net sales of ¥335,000 million, operating income of ¥30,000 million and net income of ¥15,000 million in fiscal 2008.

Risk Management

Minebea recognizes a variety of risks and uncertainties that have the potential to affect its operating results and/or financial position. As of June 28, 2007, the date of Minebea's Japanese-language *yuka shoken hokokusho*, the filing of which is required of all publicly traded companies under Japan's Securities and Exchange Law, Minebea recognized the following risks.

Market Risk
Principal markets for Minebea products, including those for PCs and peripheral equipment, information and telecommunications equipment and household electrical appliances, are intensely competitive and subject to significant fluctuations in demand. Accordingly, our operating results and financial position are vulnerable to sudden fluctuations in demand and changes in our customers' product requirements.

Foreign Exchange Risk
A significant portion of our consolidated net sales are in markets outside of Japan. Our business is thus vulnerable to risks associated with fluctuations in foreign currency exchange rates. We have entered into various currency exchange contracts and other derivatives transactions to hedge these risks, but fluctuations in foreign currency exchange rates may affect our operating results and/or financial position over the long term.

R&D Risk
With the aim of introducing a constant stream of new, high-quality products, we conduct extensive R&D. Nonetheless, there is no guarantee that R&D efforts will come to fruition. Accordingly, we are subject to the risk that significant R&D expenditures may not be rewarded with successful products.

Litigation Risk
The Legal Department is responsible for managing risk related to lawsuits and other legal actions brought against our operations in Japan and/or overseas. However, we are subject to the risk that lawsuits or other actions with the potential to affect our operating results and/or financial position may be brought against us in the future.

Risk Related to Price Negotiations
We continue to face intense competition from lower-priced products manufactured in other countries and regions. Accordingly, we are subject to the risk that we will be unable to maintain or increase our share should market needs shift to low-quality, low-priced products.

Risk Related to Raw Materials and Logistics Costs
We purchase a variety of materials from external suppliers and strive to ensure optimal inventory volumes for such materials and access to stable supplies of materials with stable prices. However, we are subject to the risk that rising prices for such materials may affect our operating results and/or financial position.

Latent Risk Related to Operations Overseas
The Minebea Group's manufacturing activities are conducted primarily in Thailand, China and Singapore. While considerable time has passed since we established operations in these countries, and while we continue to promote the integration of these operations, our operations overseas are subject to a number of risks that may have a negative impact on our operating results and/or financial position. These include unexpected changes to laws or regulations, difficulty in attracting and securing appropriate human resources, and acts of terrorism or war, or other acts that may cause social disruption.

Consolidated Balance Sheets

As of March 31, 2007 and 2006

Assets	Millions of yen 2007	Millions of yen 2006	Thousands of U.S. dollars (Note 3) 2007
Current Assets:			
Cash and cash equivalents (Note 2-c)	¥ 21,731	¥ 24,385	$ 184,086
Notes and accounts receivable (Notes 2-d and 4):			
Trade	71,883	66,362	608,921
Other	1,440	2,920	12,200
	73,323	69,282	621,121
Allowance for doubtful receivables (Note 2-d)	(249)	(285)	(2,114)
Total notes and accounts receivable	73,074	68,997	619,007
Inventories (Note 2-e)	45,904	48,914	388,855
Deferred tax assets (Note 7)	7,056	3,402	59,779
Prepaid expenses and other current assets	8,294	7,866	70,253
Total current assets	156,059	153,564	1,321,980
Tangible Fixed Assets (Note 2-f and 6):			
Land	15,528	14,755	131,543
Buildings and structures	112,534	104,435	953,272
Machinery and transportation equipment	311,703	283,727	2,640,432
Construction in progress	1,772	1,517	15,010
	441,537	404,434	3,740,257
Accumulated depreciation	(270,473)	(238,675)	(2,291,179)
Net tangible fixed assets	171,064	165,759	1,449,078
Intangible Fixed Assets:			
Goodwill (Note 2-j)	8,794	9,794	74,495
Other	3,180	3,383	26,936
	11,974	13,177	101,431
Investments and Other Assets:			
Investments in affiliates (Notes 2-g and 4)	143	148	1,207
Investments in securities (Note 2-g)	11,176	10,816	94,675
Long-term loans receivable	54	46	465
Deferred tax assets (Note 7)	990	4,552	8,390
Other (Note 2-h)	3,284	1,773	27,812
	15,647	17,335	132,549
Allowance for doubtful receivables (Note 2-d)	(0)	(55)	(4)
Net investments and other assets	15,647	17,280	132,545
Deferred Charges	40	82	341
Total Assets	¥ 354,784	¥ 349,862	$ 3,005,375

The accompanying notes to consolidated financial statements are an integral part of these statements.

Liabilities and Net Assets	Millions of yen 2007	2006	Thousands of U.S. dollars (Note 3) 2007
Current Liabilities:			
Short-term loans payable (Note 5)	¥ 57,639	¥ 80,656	$ 488,265
Current portion of long-term debt (Note 5)	14,122	11,116	119,624
Notes and accounts payable (Note 4):			
Trade	27,744	26,683	235,016
Other	10,423	9,926	88,296
Total notes and accounts payable	38,167	36,609	323,312
Income taxes payable (Note 7)	4,419	3,045	37,430
Accrued expenses and other current liabilities	16,808	19,460	142,379
Total current liabilities	131,155	150,886	1,111,010
Long-Term Liabilities:			
Long-term debt (Note 5)	78,500	79,500	664,972
Others (Note 2-h)	2,571	1,267	21,783
Total long-term liabilities	81,071	80,767	686,755
Contingent Liabilities (Notes 13 and 14)			
Total liabilities	212,226	231,653	1,797,765
Net Assets (Note 11):			
Shareholders' equity:			
Common stock			
Authorized: 1,000,000,000 shares			
Issued: March 31, 2007—399,167,695 shares			
March 31, 2006—399,167,695 shares	68,259	68,259	578,220
Capital surplus	94,757	94,757	802,684
Earnings surplus	15,855	6,983	134,313
Treasury stock	(80)	(66)	(675)
Total shareholders' equity	178,791	169,933	1,514,542
Revaluation/Translation differences:			
Differences on revaluation of other marketable securities	3,295	4,428	27,911
Foreign currency translation adjustments	(39,732)	(56,784)	(336,575)
Total revaluation/translation differences	(36,437)	(52,356)	(308,664)
Minority interests in consolidated subsidiaries	204	632	1,732
Total net assets	142,558	118,209	1,207,610
Total Liabilities and Net Assets	¥354,784	¥349,862	$3,005,375

Consolidated Statements of Income

Years ended March 31, 2007, 2006 and 2005

	Millions of yen			Thousands of U.S. dollars (Note 3)
	2007	2006	2005	**2007**
Net Sales (Note 4)	**¥331,022**	¥318,446	¥294,422	**$2,804,084**
Cost of Sales (Notes 4 and 10)	**257,644**	249,935	232,019	**2,182,495**
Gross profit	**73,378**	68,511	62,403	**621,589**
Selling, General and Administrative Expenses (Notes 2-j and 10)	**47,113**	49,242	48,320	**399,097**
Operating income	**26,265**	19,269	14,083	**222,492**
Other Income (Expenses):				
Interest income	**544**	258	145	**4,613**
Equity income of affiliates	**—**	5	13	**—**
Equity loss of affiliates	**(5)**	—	—	**(43)**
Interest expense	**(5,224)**	(4,771)	(3,361)	**(44,258)**
Gains on sales of investment securities and investment securities in affiliates	**0**	191	—	**8**
Losses on devaluation of investment securities	**—**	—	(619)	**—**
Foreign currency exchange losses (Note 2-b)	**(680)**	(345)	(755)	**(5,758)**
Losses on sales and disposals of tangible fixed assets	**(1,688)**	(870)	(1,019)	**(14,299)**
Losses on liquidation of subsidiaries and affiliates	**(56)**	(86)	(270)	**(475)**
Gains on the reversal of preemptive rights	**—**	447	—	**—**
Reversal of loss on after-care of products	**572**	—	—	**4,852**
Impairment loss	**(74)**	(967)	—	**(634)**
Business restructuring loss	**(40)**	(3,475)	—	**(345)**
Settlement loss	**(808)**	—	—	**(6,845)**
Compensation payments	**(70)**	—	—	**(593)**
Other, net	**787**	(36)	(439)	**6,670**
	(6,742)	(9,649)	(6,305)	**(57,107)**
Income before Income Taxes and Minority Interests	**19,523**	9,620	7,778	**165,385**
Income Taxes (Note 7):				
Current	**6,249**	5,567	5,943	**52,935**
Deferred (benefit)	**813**	1,574	(430)	**6,892**
	7,062	7,141	5,513	**59,827**
Minority Interests	**401**	1,778	3,316	**3,399**
Net Income	**¥ 12,862**	¥ 4,257	¥ 5,581	**$ 108,957**

	Yen			U.S. dollars (Note 3)
Per Share Data (Note 12):				
Net income:				
Basic	**¥32.23**	¥10.67	¥13.93	**$0.27**
Diluted	**—**	—	13.27	**—**
Cash dividends applicable to the year	**10.00**	7.00	7.00	**0.08**

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Changes in Net Assets

Year ended March 31, 2007, 2006 and 2005

Millions of yen

	Shareholders' Equity					Revaluation/Translation Differences				
	Common Stock	Capital Surplus	Earnings Surplus	Treasury Stock	Total Shareholders' Equity	Differences on Revaluation of Other Marketable Securities	Foreign Currency Translation Adjustments	Total Revaluation/ Translation Differences	Minority Interests in Consolidated Subsidiaries	Total Net Assets
Balance at March 31, 2004	¥68,259	¥94,757	¥ 2,755	¥(47)	¥165,724	¥1,648	¥(73,506)	¥(71,858)	¥ 679	¥ 94,545
Changes:										
Cash dividend from retained earnings	—	—	(2,793)	—	(2,793)	—	—	—	—	(2,793)
Net income	—	—	5,581	—	5,581	—	—	—	—	5,581
Purchase of own shares	—	—	—	(12)	(12)	—	—	—	—	(12)
Sales of own shares	—	—	(0)	3	3	—	—	—	—	3
Bonuses to directors	—	—	(24)	—	(24)	—	—	—	—	(24)
Changes (net) in non-shareholders' equity items	—	—	—	—	—	(73)	5,541	5,468	1,855	7,323
Total changes	—	—	2,764	(9)	2,755	(73)	5,541	5,468	1,855	10,078
Balance at March 31, 2005	¥68,259	¥94,757	¥ 5,519	¥(56)	¥168,479	¥1,575	¥(67,965)	¥(66,390)	¥2,534	¥104,623

Millions of yen

	Shareholders' Equity					Revaluation/Translation Differences				
	Common Stock	Capital Surplus	Earnings Surplus	Treasury Stock	Total Shareholders' Equity	Differences on Revaluation of Other Marketable Securities	Foreign Currency Translation Adjustments	Total Revaluation/ Translation Differences	Minority Interests in Consolidated Subsidiaries	Total Net Assets
Balance at March 31, 2005	¥68,259	¥94,757	¥ 5,519	¥(56)	¥168,479	¥1,575	¥(67,965)	¥(66,390)	¥ 2,534	¥104,623
Changes:										
Cash dividend from retained earnings	—	—	(2,793)	—	(2,793)	—	—	—	—	(2,793)
Net income	—	—	4,257	—	4,257	—	—	—	—	4,257
Purchase of own shares	—	—	—	(11)	(11)	—	—	—	—	(11)
Sales of own shares	—	—	(0)	1	1	—	—	—	—	1
Changes (net) in non-shareholders' equity items	—	—	—	—	—	2,853	11,181	14,034	(1,902)	12,132
Total changes	—	—	1,464	(10)	1,454	2,853	11,181	14,034	(1,902)	13,586
Balance at March 31, 2006	¥68,259	¥94,757	¥ 6,983	¥(66)	¥169,933	¥ 4,428	¥(56,784)	¥(52,356)	¥ 632	¥118,209

Millions of yen

	Shareholders' Equity					Revaluation/Translation Differences				
	Common Stock	Capital Surplus	Earnings Surplus	Treasury Stock	Total Shareholders' Equity	Differences on Revaluation of Other Marketable Securities	Foreign Currency Translation Adjustments	Total Revaluation/ Translation Differences	Minority Interests in Consolidated Subsidiaries	Total Net Assets
Balance at March 31, 2006	**¥68,259**	**¥94,757**	**¥ 6,983**	**¥(66)**	**¥169,933**	**¥ 4,428**	**¥(56,784)**	**¥(52,356)**	**¥ 632**	**¥118,209**
Changes:										
Cash dividend from retained earnings	—	—	(3,990)	—	(3,990)	—	—	—	—	(3,990)
Net income	—	—	12,862	—	12,862	—	—	—	—	12,862
Purchase of own shares	—	—	—	(15)	(15)	—	—	—	—	(15)
Sales of own shares	—	0	—	1	1	—	—	—	—	1
Changes (net) in non-shareholders' equity items	—	—	—	—	—	(1,133)	17,052	15,919	(428)	15,491
Total changes	—	0	8,872	(14)	8,858	(1,133)	17,052	15,919	(428)	24,349
Balance at March 31, 2007	**¥68,259**	**¥94,757**	**¥15,855**	**¥(80)**	**¥178,791**	**¥ 3,295**	**¥(39,732)**	**¥(36,437)**	**¥ 204**	**¥142,558**

Thousands of U.S. dollars (Note 3)

	Shareholders' Equity					Revaluation/Translation Differences				
	Common Stock	Capital Stock	Earnings Surplus	Treasury Stock	Total Shareholders' Equity	Differences on Revaluation of Other Marketable Securities	Foreign Currency Translation Adjustments	Total Revaluation/ Translation Differences	Minority Interests in Consolidated Subsidiaries	Total Net Assets
Balance at March 31, 2006	**$578,220**	**$802,682**	**$ 59,158**	**$(555)**	**$1,439,505**	**$37,514**	**$(481,020)**	**$(443,506)**	**$ 5,349**	**$1,001,348**
Changes:										
Cash dividend from retained earnings	—	—	(33,802)	—	(33,802)	—	—	—	—	(33,802)
Net income	—	—	108,957	—	108,957	—	—	—	—	108,957
Purchase of own shares	—	—	—	(129)	(129)	—	—	—	—	(129)
Sales of own shares	—	2	—	9	11	—	—	—	—	11
Changes (net) in non-shareholders' equity items	—	—	—	—	—	(9,603)	144,445	134,842	(3,617)	131,225
Total changes	—	2	75,155	(120)	75,037	(9,603)	144,445	134,842	(3,617)	206,262
Balance at March 31, 2007	**$578,220**	**$802,684**	**$134,313**	**$(675)**	**$1,514,542**	**$27,911**	**$(336,575)**	**$(308,664)**	**$ 1,732**	**$1,207,610**

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Years ended March 31, 2007, 2006 and 2005

	Millions of yen			Thousands of U.S. dollars (Note 3)
	2007	2006	2005	2007
Cash Flows from Operating Activities:				
Income before income taxes and minority interests	¥ 19,523	¥ 9,620	¥ 7,778	$ 165,385
Depreciation and amortization	24,648	23,972	22,462	208,794
Impairment loss	74	967	—	634
Amortization of goodwill	1,079	1,073	1,083	9,140
Interest and dividend income	(610)	(330)	(182)	(5,174)
Interest expense	5,224	4,771	3,361	44,258
Losses on sales and disposals of tangible fixed assets	1,505	455	718	12,744
Gains on the reversal of preemptive rights	—	(447)	—	—
Increase in notes and accounts receivable	(3,674)	(110)	(1,020)	(31,121)
Decrease (increase) in inventories	6,403	2,082	(1,597)	54,241
(Decrease) increase in notes and accounts payable	(1,629)	(1,215)	1,283	(13,804)
(Decrease) increase in allowances for business restructuring losses	(2,650)	3,286	—	(22,445)
Settlement loss	808	—	—	6,845
Decrease in warranty reserve	(577)	—	—	(4,891)
Other	(2,945)	(6,760)	1,256	(24,954)
Subtotal	47,179	37,364	35,142	399,652
Interest and dividends received	611	330	183	5,173
Interest paid	(5,252)	(4,844)	(3,388)	(44,487)
Income taxes paid	(4,636)	(4,613)	(4,351)	(39,268)
Net cash provided by operating activities	37,902	28,237	27,586	321,070
Cash Flows from Investing Activities:				
Purchase of tangible fixed assets	(16,969)	(21,897)	(23,060)	(143,748)
Proceeds from sales of tangible fixed assets	5,188	3,047	2,173	43,945
Purchase of intangible fixed assets	(697)	(311)	(3,059)	(5,905)
Payments for purchase of shares in subsidiaries	—	(342)	—	—
Net proceeds from acquisition of shares in subsidiaries	—	—	71	—
Long-term loans provided	(32)	(18)	(67)	(269)
Other, net	(2,670)	401	153	(22,614)
Net cash used in investing activities	(15,180)	(19,120)	(23,789)	(128,591)
Cash Flows from Financing Activities:				
Repayment of short-term and long-term debt	(22,876)	(4,567)	(5,909)	(193,786)
Cash dividends paid	(2,793)	(2,793)	(2,793)	(23,663)
Cash dividends paid to minority shareholders	—	(14)	(16)	—
Other, net	(14)	(6)	(54)	(118)
Net cash used in financing activities	(25,683)	(7,380)	(8,772)	(217,567)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	307	889	358	2,603
Net (decrease) increase in cash and cash equivalents	(2,654)	2,626	(4,617)	(22,485)
Cash and Cash Equivalents at Beginning of Year	24,385	21,759	24,780	206,571
Increase in Cash and Cash Equivalents Due to Establishment of a Joint Venture	—	—	1,596	—
Cash and Cash Equivalents at End of Year	¥ 21,731	¥ 24,385	¥ 21,759	$ 184,086

The accompanying notes to consolidated financial statements are an integral part of these statements.

1. Basis of Presenting Financial Statements

The accompanying consolidated financial statements of Minebea Co., Ltd. (the "Company"), and its consolidated domestic and overseas subsidiaries are stated in Japanese yen, the accounts of which are maintained in accordance with the accounting principles generally accepted in the respective countries and audited by independent auditors in those countries.

The accompanying consolidated financial statements have been compiled from the consolidated financial statements filed with the Ministry of Finance in Japan as required by the Securities and Exchange Law of Japan, in accordance with accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards. For the purpose of this annual report, certain reclassifications have been made and additional information provided to present the accompanying consolidated financial statements in a format that is familiar to readers outside Japan.

2. Summary of Significant Accounting Policies

a) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and 43 affiliated companies, including 42 consolidated subsidiaries and 1 nonconsolidated affiliate. All significant intercompany balances, intercompany transactions and unrealized profits have been eliminated in consolidation.

b) Translation of foreign currencies

Monetary assets and liabilities denominated in overseas currencies are translated into Japanese yen at the exchange rates prevailing at the balance sheet date, except for certain accounts that were hedged by forward exchange contracts. Translation differences arising from the translation of the financial statements denominated in foreign currencies are recorded as minority interests in consolidated subsidiaries and foreign currency translation adjustments in net assets.

Financial statement items of consolidated overseas subsidiaries are translated into Japanese yen as follows:

Balance sheet items	At the rates of exchange prevailing at the balance sheet date
Statement of income items	At the average rate of exchange during the fiscal year

c) Cash equivalents

All highly liquid investments with a maturity of three months or less when purchased are considered to be "cash equivalents."

d) Allowance for doubtful receivables

Allowance for doubtful receivables of the Company and its consolidated domestic subsidiaries is provided for normal receivables based on the historical write-off rate and for uncollectible receivables on a specific identification basis. Allowance for doubtful receivables of consolidated overseas subsidiaries is generally provided for estimated uncollectible receivables.

Allowance for doubtful receivables provided for consolidated subsidiary receivables is eliminated for consolidation purposes. Allowance for doubtful receivables as of March 31, 2007 and 2006, were sufficient to cover the estimated uncollectible receivables.

e) Inventories

Inventories of the Company and its consolidated domestic subsidiaries are stated primarily at cost, being determined by the moving average method, and those of its consolidated overseas subsidiaries are stated at the lower of cost or market, being determined by the first-in, first-out method or the moving average method.

Inventories as of March 31, 2007 and 2006, comprised the following:

	Millions of yen		*Thousands of U.S. dollars (Note 3)*
	2007	2006	**2007**
Merchandise and finished goods	**¥22,408**	¥24,320	**$189,820**
Work in process	**11,808**	10,937	**100,022**
Raw materials	**8,096**	9,830	**68,587**
Supplies	**3,592**	3,827	**30,426**
	¥45,904	¥48,914	**$388,855**

f) Tangible fixed assets

Tangible fixed assets is stated at cost. Depreciation of the Company and its consolidated domestic subsidiaries is computed by the declining balance method based upon the estimated useful lives of the assets, whereas depreciation of consolidated overseas subsidiaries is computed primarily by the straight-line method based upon the estimated useful lives of the assets. Maintenance and normal repair expenses are charged against income as incurred, while significant renewals and improvements are capitalized.

g) Investments in securities

Investments in securities consist of equity securities of listed and unlisted companies and government bonds. Other securities held by the Company or its domestic subsidiaries with quoted market values are stated at the closing quoted value price on March 31, 2007. Resulting valuation gains and losses are included, after the application of tax effect accounting, in net assets in the consolidated balance sheets. Those securities with no quoted market value are stated at cost by the moving average method.

Debt securities held to maturity by the Company's consolidated overseas subsidiaries are stated at cost by the amortized cost method (straight-line method).

Other Marketable Securities with Market Value

Millions of yen

	2007			2006		
	Acquisition cost	*Reported amount in balance sheet*	*Difference*	*Acquisition cost*	*Reported amount in balance sheet*	*Difference*
Securities whose reported amounts in balance sheet exceed acquisition cost Stock	**¥3,081**	**¥8,482**	**¥5,401**	¥3,080	¥10,340	¥7,260
Securities whose reported amounts in balance sheet do not exceed acquisition cost Stock	**—**	**—**	**—**	—	—	—
Total	**¥3,081**	**¥8,482**	**¥5,401**	¥3,080	¥10,340	¥7,260

Thousands of U.S. dollars (Note 3)

	2007		
	Acquisition cost	*Reported amount in balance sheet*	*Difference*
Securities whose reported amounts in balance sheet exceed acquisition cost Stock	**$26,101**	**$71,857**	**$45,756**
Securities whose reported amounts in balance sheet do not exceed acquisition cost Stock	**—**	**—**	**—**
Total	**$26,101**	**$71,857**	**$45,756**

Debt Securities Held to Maturity with Market Value

	2007			2006		
	Reported amount in balance sheet	*Market value*	*Difference*	*Reported amount in balance sheet*	*Market value*	*Difference*
Securities whose market values are in excess of their reported balance sheet amounts						
Government bonds, municipal bonds, etc.	¥2,628	¥2,628	¥0	¥—	¥—	¥—
Securities whose market values are not in excess of their reported balance sheet amounts						
Government bonds, municipal bonds, etc.	—	—	—	—	—	—
Total	¥2,628	¥2,628	¥0	¥—	¥—	¥—

Millions of yen

	2007		
	Reported amount in balance sheet	*Market value*	*Difference*
Securities whose market values are in excess of their reported balance sheet amounts			
Government bonds, municipal bonds, etc.	$22,262	$22,268	$6
Securities whose market values are not in excess of their reported balance sheet amounts			
Government bonds, municipal bonds, etc.	—	—	—
Total	$22,262	$22,268	$6

Thousands of U.S. dollars (Note 3)

h) Accounting for retirement benefits

With effect from April 1, 2000, the Company and its consolidated domestic subsidiaries have adopted the accounting standards for retirement benefits. To provide for the payment of retirement benefits to employees, the Company has made provisions based on the projected benefit obligations and the estimated plan assets as of March 31, 2007, calculated on the basis of accrued retirement benefit obligations and prepaid pension costs as of March 31, 2007.

Prepaid pension costs for the fiscal year ended March 31, 2007, are included in "Other" in "Investments and Other Assets."

Actuarial gains and losses are amortized using the straight-line method over the average remaining service period of employees (5 years), from the period subsequent to the period in which they are incurred.

Unrecognized prior service costs of consolidated overseas subsidiaries are amortized using the straight-line method over a period of 10 years.

Actuarial gains and losses of consolidated overseas subsidiaries are amortized using the straight-line method over a period of 10 years, from the period subsequent to the period in which they are incurred.

Retirement benefit plans

Projected benefit obligations, net retirement benefit costs and assumptions used for calculation for the years ended March 31, 2007 and 2006, are as follows:

Projected Benefit Obligations	Millions of yen 2007	Millions of yen 2006	Thousands of U.S. dollars (Note 3) 2007
Projected benefit obligations	**¥(30,125)**	¥(26,874)	**$(255,193)**
Plan assets at fair value	**29,525**	24,878	**250,107**
Unfunded projected benefit obligations	**(600)**	(1,996)	**(5,086)**
Unrecognized prior service cost	**987**	411	**8,362**
Unrecognized actuarial (gains) losses	**(565)**	1,019	**(4,786)**
Net amount recognized on consolidated balance sheets	**(178)**	(566)	**(1,510)**
Prepaid pension cost	**1,483**	75	**12,568**
Accrued retirement benefits	**¥ (1,661)**	¥ (641)	**$ (14,078)**

Net Retirement Benefit Costs	Millions of yen 2007	Millions of yen 2006	Thousands of U.S. dollars (Note 3) 2007
Services cost	**¥ 2,269**	¥ 1,489	**$ 19,227**
Interest cost	**1,159**	985	**9,821**
Expected return on plan assets	**(1,343)**	(1,025)	**(11,385)**
Amortization of prior service cost	**2**	2	**20**
Amortization of actuarial (gains) losses	**(62)**	440	**(528)**
Retirement benefit costs	**¥ 2,025**	¥ 1,891	**$ 17,155**

Assumption Used for Calculation	2007	2006
Discount rate	**mainly 2.5%**	mainly 2.5%
Expected rate of return on plan assets	**mainly 2.5%**	mainly 2.5%
Allocation of estimated amount of all retirement benefits to be paid at future retirement dates	**Equally to each service year using the estimated number of total service years**	Equally to each service year using the estimated number of total service years

i) Leases

Non-cancelable lease transactions of the Company are accounted for by the operating lease accounting method regardless of whether such leases are classified as operating or finance leases, except that lease agreements which stipulate the transfer of ownership of the leased property to the lessee are accounted for as finance leases.

j) Goodwill and negative goodwill

Excess of cost over net assets acquired for business acquisitions is amortized, amounting to ¥1,079 million in fiscal 2007 and ¥1,073 million in fiscal 2006, on a straight-line basis over a period ranging from 5 to 40 years.

k) Reclassifications

Certain reclassifications of previous years' figures have been made to conform with the current year's classification.

3. Translation into U.S. Dollars

The accompanying financial statements are expressed in Japanese yen and, solely for the convenience of the reader, have also been translated into U.S. dollar amounts at the rate of ¥118.05=US$1, the approximate rate of exchange on March 31, 2007. The translations should not be construed as representations that the Japanese yen amounts have been, could have been or could in the future be converted into U.S. dollars.

4. Investments in Affiliates

Summarized financial information for all affiliates as of March 31, 2007 and 2006, and for the years then ended, is as follows:

	Millions of yen		Thousands of U.S. dollars (Note 3)
Financial Position	**2007**	2006	**2007**
Assets:			
Current assets	**¥320**	¥366	**$2,716**
Other assets, including tangible fixed assets	**473**	456	**4,005**
	¥793	¥822	**$6,721**
Liabilities and shareholders' equity:			
Current liabilities	**¥ 68**	¥ 59	**$ 576**
Non-current liabilities	**203**	221	**1,720**
Net assets	**522**	542	**4,425**
	¥793	¥822	**$6,721**

	Millions of yen		Thousands of U.S. dollars (Note 3)
Results of Operations	**2007**	2006	**2007**
Net sales	**¥391**	¥431	**$3,313**
Cost and expenses	**409**	411	**3,466**
Net income	**¥ (18)**	¥ 20	**$ (153)**

Summarized below are the significant transactions of the Company and its consolidated subsidiaries with affiliates for the years ended March 31, 2007 and 2006, and the related account balances as of March 31, 2007 and 2006:

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2007	2006	**2007**
Transactions:			
Sales	**¥—**	¥—	**$—**
Purchases	**—**	—	**—**
Account balances:			
Notes and accounts receivable	**—**	—	**—**
Notes and accounts payable	**1**	0	**11**

5. Short-Term Loans Payable and Long-Term Debt

Short-term loans payable consists of notes payable to banks, principally due in 30 to 180 days. The average annual interest rates for short-term loans payable are 2.35% and 1.92% for the years ended March 31, 2007 and 2006, respectively.

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2007	2006	**2007**
Notes payable to banks	**¥57,639**	¥80,656	**$488,265**
Total	**¥57,639**	¥80,656	**$488,265**

The aggregate annual maturities of long-term debt outstanding as of March 31, 2007, are as follows:

	Millions of yen	*Thousands of U.S. dollars (Note 3)*
2008	**¥14,122**	**$119,624**
2009	**15,000**	**127,065**
2010	**18,000**	**152,478**
2011	**12,000**	**101,652**
2012 and thereafter	**33,500**	**283,778**
	¥92,622	**$784,597**

Long-term debt as of March 31, 2007 and 2006, consists of the following:

	Millions of yen		*Thousands of U.S. dollars (Note 3)*
	2007	2006	**2007**
3.0% unsecured bonds payable in Japanese yen due 2008	**¥15,000**	¥15,000	**$127,065**
0.655% unsecured bonds payable in Japanese yen due 2007	**—**	3,000	**—**
1.39% unsecured bonds payable in Japanese yen due 2010	**10,000**	10,000	**84,710**
1.26% unsecured bonds payable in Japanese yen due 2011	**10,000**	10,000	**84,710**
1.7% unsecured bonds payable in Japanese yen due 2012	**1,500**	1,500	**12,706**
0.66% to 2.05% loans from banks, other	**56,122**	51,116	**475,406**
	92,622	90,616	**784,597**
Less current portion	**14,122**	11,116	**119,624**
	¥78,500	¥79,500	**$664,973**

6. Losses on Impairment of Fixed Assets

The groups of assets for which the Company recognized impairment losses for the year ended March 31, 2007, are as follows:

Losses on impairment

			Millions of yen		*Thousands of U.S. dollars (Note 3)*
Use	*Location*	*Type of assets*	**2007**	2006	**2007**
Idle assets	4 facilities, which are the former Kyoto Plant, former Ibaraki Plant, former Ichinoseki Plant and former Saku Plant (Hachiman City, Kyoto Prefecture and others)	Buildings and structures	**¥42**	¥132	**$355**
		Machinery and transportation equipment	**6**	—	**53**
		Tools, furniture and fixtures	**0**	—	**3**
		Land	**26**	834	**223**
		Total	**¥74**	¥967	**$634**

The method to group the assets

Assets are grouped largely by each minimal works that will bear independent cash flow in each business segment.

The reason for impairment losses having been recognized

The fixed assets (buildings, structures and land, etc.) for which impairment losses were recognized for the year ended March 31, 2007, are currently idle assets and are not expected to be utilized effectively. In addition, the land price dropped significantly.

The method to calculate the recoverable amounts

The recoverable amounts were measured by the net sales value, which is based on the real estate valuation standards.

7. Income Taxes

The Company and its consolidated domestic subsidiaries are subject to a number of different taxes based on income which, in the aggregate, resulted in an effective statutory rate of 39% for fiscal 2007 and 2006.

The income taxes of consolidated overseas subsidiaries are generally levied at lower rates than those currently applied in Japan. In addition, consolidated subsidiaries in Thailand are granted a status by the Promotion of Investment Act, whereby earnings derived from the manufacture or sale of qualifying products are fully exempt from Thai income tax for a period of three to eight years.

The income tax effect is recognized for temporary differences resulting from elimination of intercompany profit and certain adjustments made in the accompanying consolidated financial statements.

Net deferred tax assets of ¥6,262 million and ¥6,568 million as of March 31, 2007 and 2006, respectively, are included in the accompanying consolidated balance sheets as follows:

	Millions of yen		Thousands of U.S. dollars (Note 3)
Deferred Tax Assets	**2007**	2006	**2007**
Excess of allowed limit chargeable to the bonus payment reserve	¥ 793	¥ 714	$ 6,719
Loss on revaluation of investment securities	1,619	1,620	13,712
Excess of allowed limit chargeable to the allowance for doubtful accounts	2,332	2,562	19,754
Unrealized gains on sales of inventories	1,729	1,676	14,646
Excess of allowed limit chargeable to the depreciation	783	—	6,634
Deficit carried forward	1,257	1,807	10,647
Foreign tax credit carried forward	557	602	4,718
Impairment loss	361	377	3,056
Others	1,468	2,061	12,441
Subtotal	10,899	11,419	92,327
Valuation allowance	(746)	(633)	(6,318)
Total deferred tax assets	¥10,153	¥10,786	$86,009

	Millions of yen		Thousands of U.S. dollars (Note 3)
Deferred Tax Liabilities	**2007**	2006	**2007**
Depreciation allowed to overseas subsidiaries	¥1,544	¥1,201	$13,078
Differences on revaluation of other marketable securities	2,106	2,831	17,841
Others	241	186	2,042
Total deferred tax liabilities	3,891	4,218	32,961
Net deferred tax assets	¥6,262	¥6,568	$53,048

Net deferred tax assets are included in the accompanying consolidated balance sheets as follows:

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2007	2006	**2007**
Current assets—Deferred tax assets	¥ 7,056	¥ 3,402	$ 59,779
Non-current assets—Deferred tax assets	990	4,552	8,390
Current liabilities—Deferred tax liabilities	(1,206)	(1,146)	(10,223)
Non-current liabilities—Deferred tax liabilities	(578)	(240)	(4,898)
Net deferred tax assets	¥ 6,262	¥ 6,568	$ 53,048

The reconciliation of the statutory tax rate in Japan and the effective tax rates appearing in the consolidated statements of income for the years ended March 31, 2007 and 2006, is shown below:

	2007	2006
Statutory tax rate in Japan	39.0%	39.0%
Adjustments:		
Amortization of goodwill	2.1	4.6
Difference of rates applied to overseas subsidiaries	(13.2)	(36.2)
Valuation allowance for operating losses of consolidated subsidiaries	5.7	42.4
Effect of dividend income eliminated for consolidation	2.8	31.2
Valuation allowance	—	(6.6)
Other	(0.2)	(0.2)
Effective income tax rate	36.2%	74.2%

8. Leases

Pro forma information for finance leases, except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee, is as follows:

Acquisition Cost, Accumulated Depreciation and Net Book Value of Leased Assets

Millions of yen

	2007			2006		
	Acquisition cost	*Accumulated depreciation*	*Net book value*	*Acquisition cost*	*Accumulated depreciation*	*Net book value*
Machinery and transportation equipment	¥1,439	¥ 742	¥ 697	¥1,272	¥ 605	¥ 667
Tools, furniture and fixtures	2,388	1,313	1,075	2,465	1,246	1,219
Software	33	12	21	36	20	16
	¥3,860	¥2,067	¥1,793	¥3,773	¥1,871	¥1,902

Thousands of U.S. dollars (Note 3)

	2007		
	Acquisition cost	*Accumulated depreciation*	*Net book value*
Machinery and transportation equipment	$12,194	$ 6,287	$ 5,907
Tools, furniture and fixtures	20,225	11,124	9,101
Software	282	102	180
	$32,701	$17,513	$15,188

Note: Because the outstanding future lease payments at the balance sheet date are not material as compared with the year-end balance of tangible assets, the interest portion is included in the pro forma amounts of acquisition cost.

Outstanding Future Lease Payments Payable

	Millions of yen		*Thousands of U.S. dollars (Note 3)*
	2007	2006	2007
Due within one year	¥ 896	¥ 909	$ 7,590
Due after one year	897	993	7,598
	¥1,793	¥1,902	$15,188

Note: Because the outstanding future lease payments payable at the balance sheet date is not material as compared with the year-end balance of tangible fixed assets, the interest portion is included in the pro forma amounts of outstanding future lease payments payable.

Actual Lease Payments and Depreciation Expense

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2007	2006	2007
Actual lease payments	¥1,080	¥1,070	$9,149
Depreciation	1,080	1,070	9,149

Depreciation of leased assets is computed on the straight-line method over the lease term with no residual value.

No impairment losses have been allocated to lease assets.

9. Derivatives

1. Content of transactions

The Minebea Group uses forward exchange contract transactions as well as interest swap transactions.

2. Transaction policy

The Minebea Group uses forward exchange contracts within the balance of its foreign currency receivable and payables, including the amounts that are ensured to arise in the future. The Group also uses interest swaps within the principal of its borrowings. The management of these transactions is guided by the Financial Department of the Company, and no speculative transactions are made.

3. Purpose of the use of transactions

The Minebea Group makes transactions of forward exchange contracts to hedge the fluctuation risks in foreign currency exchange rates related to export and import transactions, etc. The Group also makes interest swap transactions to hedge the fluctuation risks in the interest rates of its borrowings.

The Minebea Group makes derivative transactions, and by using the transactions, adopts hedge accounting.

(1) Method of Hedge Accounting

Regarding monetary receivables and payables in foreign currency for which forward exchange contracts are made, the Company accounts for them on the allocation method. Also, regarding interest rate swaps, the Company accounts for them using special treatment, because they meet the accounting requirements for special treatment.

(2) Hedging Vehicles and Hedged Items

(Hedging Vehicles)

Forward exchange contracts

Interest rate swaps

(Hedged Items)

Monetary receivables and payables in foreign currency

Interest rates on borrowings

(3) Hedge Policy

Under the guidance of its Finance Department, the Company makes forward exchange contracts to hedge risks in foreign exchange fluctuations arising from export and import transactions, and from lending in foreign currency. The Company also makes interest rate swaps to hedge fluctuation risks in interest rates on borrowings.

(4) Method of Assessing Hedge Effectiveness

Regarding forward exchange contracts, the Company allocates them to monetary receivables and payables with same maturities and same amounts in foreign currency at closing of forward exchange contracts in accordance with the risk management policy. This completely ensures correlations reflecting subsequent exchange rate fluctuations. The Company assesses hedge effectiveness based upon such correlations. Also, regarding interest rate swaps, the Company assesses hedge effectiveness based upon the fulfillment of the accounting requirements for special treatment.

4. Content of risks associated with transactions

Forward exchange and interest swap contracts have fluctuation risks in foreign exchange rates and interest rates, respectively.

The Minebea Group limits forward exchange contracts and interest swaps to the purpose of hedging those risks, and believes that there are almost no market risks.

The Minebea Group makes such transactions with highly rated and reliable financial institutions. Accordingly, it believes that there are almost no risks of the contracts not being fulfilled.

5. Risk management structure for transactions

Forward exchange contracts are executed and managed by the finance department of each company within the limit as mentioned in item 2. These transactions are periodically reported to the Finance Department of Company, and are monitored by the Dept.

Interest swap transactions are executed and managed by the Finance Department of the Hedge Office within the limit as mentioned in item 2. However, including details of such borrowing transactions, these transactions are pre-approved by the Board of Directors or the executive officer in charge of finance of the Company, depending upon the amounts of transactions.

10. Research and Development Expenses

Research and development expenses incurred by the Company and its consolidated subsidiaries are included in selling, general and administrative expenses and cost of sales.

Research and development expenses for the years ended March 31, 2007 and 2006, amounted to ¥9,000 million and ¥9,048 million, respectively.

11. Shareholders' Equity

The Corporation Law of Japan provides that an amount equivalent to at least 10% of appropriation of retained earnings paid with respect to each financial period be appropriated to the legal reserve until the total of such reserve and the additional paid-in capital account equals 25% of the common stock. The legal reserve may be used to reduce or eliminate a deficit by resolution of the shareholders or may be transferred to the common stock account by resolution of the Board of Directors. Additional paid-in capital and the legal reserve may also be drawn down up to an amount that equals 25% of the common stock. In line with consolidated accounting procedures in Japan, additional paid-in capital is included in capital surplus and the legal reserve is included in earnings surplus.

Appropriation of retained earnings with respect to cash dividends is subject to the resolution of the general shareholders' meeting and the accompanying consolidated financial statements reflect such resolutions.

(Change of accounting treatment)

Since the current consolidated accounting period, the Company has applied the Accounting Standards for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board of Japan (ASBJ) Statement No. 5 issued on December 9, 2005). It has also applied the Implementation Guidance for the Accounting Standards for Presentation of Net Assets in the Balance Sheet (ASBJ Implementation Guidance No. 8 issued on December 9, 2005).

Net assets in the consolidated balance sheet at March 31, 2007 and 2006 are presented in accordance with provisions of the new Regulations Concerning Consolidated Financial Statements after revision.

12. Per Share Data

Dividends per share shown in the consolidated statements of income have been presented on an accrual basis and include, in each fiscal year, dividends approved or to be approved after the fiscal year-end but applicable to the fiscal year.

Basic net income per share is based on the weighted average number of shares of common stock outstanding during each year.

Diluted net income per share is computed using the weighted average number of shares of common stock during each year after giving effect to the dilutive potential of shares of common stock to be issued upon the conversion of convertible bonds. In calculating diluted net income per share, net income is adjusted by interest expense, net of income taxes, on the convertible bonds when such bonds are dilutive.

The number of shares used in calculating net income per share for the years ended March 31, 2007 and 2006, is as follows:

	Thousands of shares	
	2007	2006
Basic	**399,037**	399,052
Diluted	**—**	—

Note: There is no dilutive potential of shares of common stock.

13. Litigation

As of March 31, 2007, there are no material claims outstanding or threatened against the Company or its consolidated subsidiaries.

14. Contingent Liabilities

The Company and its consolidated subsidiaries had no contingent liabilities as of March 31, 2007.

15. Segment Information

The Company and its consolidated subsidiaries are engaged in two business segments: machined components, which includes bearings and bearing-related products, notably ball bearings, rod-end and spherical bearings and pivot assemblies, as well as other machined components, such as fasteners, and special machined components; and electronic devices and components, encompassing rotary components and other electronic devices and components, primarily PC keyboards and speakers.

The business segments of the Company and its consolidated subsidiaries as of March 31, 2007 and 2006, and for the years then ended are outlined as follows:

Business Segments

	Millions of yen				
Year ended March 31, 2007	*Machined Components*	*Electronic Devices and Components*	*Total before Eliminations*	*Eliminations or Corporate*	*Total*
Sales to external customers	**¥137,662**	**¥193,360**	**¥331,022**	**¥ —**	**¥331,022**
Internal sales	**7,213**	**4,135**	**11,348**	**(11,348)**	**—**
Total sales	**144,875**	**197,495**	**342,370**	**(11,348)**	**331,022**
Operating expenses	**118,680**	**197,425**	**316,105**	**(11,348)**	**304,757**
Operating income	**26,195**	**70**	**26,265**	**—**	**26,265**
Assets	**216,595**	**224,048**	**440,643**	**(85,859)**	**354,784**
Depreciation and amortization	**12,507**	**12,141**	**24,648**	**—**	**24,648**
Impairment loss	**31**	**43**	**74**	**—**	**74**
Capital expenditure	**8,423**	**9,243**	**17,666**	**—**	**17,666**

Thousands of U.S. dollars (Note 3)

Year ended March 31, 2007	*Machined Components*	*Electronic Devices and Components*	*Total before Eliminations*	*Eliminations or Corporate*	*Total*
Sales to external customers	$1,166,135	$1,637,949	$2,804,084	$ —	$2,804,084
Internal sales	61,097	35,032	96,129	(96,129)	—
Total sales	1,227,232	1,672,981	2,900,213	(96,129)	2,804,084
Operating expenses	1,005,332	1,672,389	2,677,721	(96,129)	2,581,592
Operating income	221,900	592	222,492	—	222,492
Assets	1,834,775	1,897,908	3,732,683	(727,308)	3,005,375
Depreciation and amortization	105,949	102,845	208,794	—	208,794
Impairment loss	262	372	634	—	634
Capital expenditure	71,349	78,303	149,652	—	149,652

Millions of yen

Year ended March 31, 2006	*Machined Components*	*Electronic Devices and Components*	*Total before Eliminations*	*Eliminations or Corporate*	*Total*
Sales to external customers	¥129,595	¥188,851	¥318,446	¥ —	¥318,446
Internal sales	3,803	2,371	6,174	(6,174)	—
Total sales	133,398	191,222	324,620	(6,174)	318,446
Operating expenses	108,842	196,509	305,351	(6,174)	299,177
Operating income (loss)	24,556	(5,287)	19,269	—	19,269
Assets	205,437	218,790	424,227	(74,365)	349,862
Depreciation and amortization	11,437	12,535	23,972	—	23,972
Impairment loss	388	579	967	—	967
Capital expenditure	12,279	9,929	22,208	—	22,208

54

The geographic segments of the Company and its consolidataed subsidiaries as of March 31, 2007 and 2006, and for the years then ended are outlined as follows:

Geographic Segments

Millions of yen

Year ended March 31, 2007	*Japan*	*Asia (excluding Japan)*	*North America*	*Europe*	*Total before Eliminations*	*Eliminations or Corporate*	*Total*
Sales to external customers	¥ 83,265	¥162,330	¥56,110	¥29,317	¥331,022	¥ —	¥331,022
Internal sales	163,915	165,062	1,751	1,081	331,809	(331,809)	—
Total sales	247,180	327,392	57,861	30,398	662,831	(331,809)	331,022
Operating expenses	237,410	316,093	54,131	28,932	636,566	(331,809)	304,757
Operating income	9,770	11,299	3,730	1,466	26,265	—	26,265
Assets	162,335	258,046	35,692	21,326	477,399	(122,615)	354,784

Thousands of U.S. dollars (Note 3)

Year ended March 31, 2007	*Japan*	*Asia (excluding Japan)*	*North America*	*Europe*	*Total before Eliminations*	*Eliminations or Corporate*	*Total*
Sales to external customers	$ 705,333	$1,375,100	$475,304	$248,347	$2,804,084	$ —	$2,804,084
Internal sales	1,388,519	1,398,241	14,829	9,157	2,810,746	(2,810,746)	—
Total sales	2,093,852	2,773,341	490,133	257,504	5,614,830	(2,810,746)	2,804,084
Operating expenses	2,011,093	2,677,622	458,536	245,087	5,392,338	(2,810,746)	2,581,592
Operating income	82,759	95,719	31,597	12,417	222,492	—	222,492
Assets	1,375,140	2,185,901	302,350	180,649	4,044,040	(1,038,665)	3,005,375

							Millions of yen
Year ended March 31, 2006	*Japan*	*Asia (excluding Japan)*	*North America*	*Europe*	*Total before Eliminations*	*Eliminations or Corporate*	*Total*
Sales to external customers	¥ 77,856	¥155,423	¥59,468	¥25,699	¥318,446	¥ —	¥318,446
Internal sales	166,627	162,507	1,599	1,969	332,702	(332,702)	—
Total sales	244,483	317,930	61,067	27,668	651,148	(332,702)	318,446
Operating expenses	242,561	305,087	58,179	26,052	631,879	(332,702)	299,177
Operating income	1,922	12,843	2,888	1,616	19,269	—	19,269
Assets	161,968	247,186	36,864	19,618	465,636	(115,774)	349,862

Overseas sales of the Company and its consolidated subsidiaries for the years ended March 31, 2007 and 2006, are summarized as follows:

Overseas Sales

				Millions of yen
Year ended March 31, 2007	*To Asia (excluding Japan)*	*To North and South America*	*To Europe*	*Total*
Overseas sales	**¥166,256**	**¥44,927**	**¥35,120**	**¥246,303**
Consolidated net sales				**¥331,022**
Overseas sales as a percentage of consolidated net sales	**50.2%**	**13.6%**	**10.6%**	**74.4%**

				Thousands of U.S. dollars (Note 3)
Year ended March 31, 2007	*To Asia (excluding Japan)*	*To North and South America*	*To Europe*	*Total*
Overseas sales	**$1,408,355**	**$380,580**	**$297,498**	**$2,086,433**
Consolidated net sales				**$2,804,084**
Overseas sales as a percentage of consolidated net sales	**50.2%**	**13.6%**	**10.6%**	**74.4%**

				Millions of yen
Year ended March 31, 2006	*To Asia (excluding Japan)*	*To North and South America*	*To Europe*	*Total*
Overseas sales	¥159,781	¥47,256	¥31,833	¥238,870
Consolidated net sales				¥318,446
Overseas sales as a percentage of consolidated net sales	50.2%	14.8%	10.0%	75.0%

16. Subsequent Events

There were no significant events subsequent to March 31, 2007.

ERNST & YOUNG SHINNIHON

■ Certified Public Accountants
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo, Japan 100-0011
C.P.O. Box 1196, Tokyo, Japan 100-8641

■ Tel: 03 3503 1100
Fax: 03 3503 1197

Report of Independent Auditors

The Board of Directors
Minebea Co., Ltd.

We have audited the accompanying consolidated balance sheets of Minebea Co., Ltd., and consolidated subsidiaries as of March 31, 2006 and 2007, and the related consolidated statements of income, changes in net assets, and cash flows for each of the three years in the period ended March 31,2007, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Minebea Co., Ltd., and consolidated subsidiaries at March 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2007, in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2007 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 3 to the consolidated financial statements.

Ernst & Young ShinNihon

June 28, 2007

56

Principal Subsidiaries

Subsidiaries in Asia	Operations	Percentage of shares controlled by Minebea
Japan		
NMB Electro Precision, Inc.	Manufacture and sale of fan motors	100.0%
Minebea–Matsushita Motor Corporation	Manufacture and sale of electronic devices and components	60.0
Thailand		
NMB THAI LIMITED	Manufacture and sale of ball bearings	100.0
PELMEC THAI LIMITED	Manufacture and sale of ball bearings and other products	100.0
MINEBEA THAI LIMITED	Manufacture and sale of motors	100.0
NMB HI-TECH BEARINGS LIMITED	Manufacture and sale of ball bearings	100.0
NMB PRECISION BALLS LIMITED	Manufacture and sale of steel balls for ball bearings	100.0
MINEBEA ELECTRONICS (THAILAND) COMPANY LIMITED	Manufacture and sale of electronic devices and components	100.0
POWER ELECTRONICS OF MINEBEA COMPANY LIMITED	Manufacture and sale of electronic devices and components	100.0
MINEBEA ELECTRONICS MOTOR (THAILAND) COMPANY LIMITED	Manufacture and sale of electronic devices and components	60.0
China		
MINEBEA ELECTRONICS & HI-TECH COMPONENTS (SHANGHAI) LTD.	Manufacture and sale of ball bearings, fan motors and measuring components	100.0
MINEBEA TECHNOLOGIES TAIWAN CO., LTD.	Sale of bearings and electronic devices and components	100.0
MINEBEA TRADING (SHANGHAI) LTD.	Sale of bearings and électronic devices and components	100.0
MINEBEA (SHENZHEN) LTD.	Sale of bearings and electronic devices and components	100.0
MINEBEA (HONG KONG) LIMITED	Sale of bearings and electronic devices and components	100.0
MINEBEA ELECTRONICS MOTOR (ZHUHAI) CO., LTD.	Manufacture and sale of electronic devices and components	60.0
Singapore		
NMB SINGAPORE LIMITED	Manufacture and sale of ball bearings and machinery components	100.0
PELMEC INDUSTRIES (PTE.) LIMITED	Manufacture and sale of ball bearings	100.0
MINEBEA TECHNOLOGIES PTE. LTD.	Sale of bearings and electronic devices and components	100.0
MINEBEA ELECTRONICS MOTOR (SINGAPORE) PTE. LTD.	Manufacture and sale of electronic devices and components	60.0
Malaysia		
MINEBEA ELECTRONICS MOTOR (MALAYSIA) SDN. BHD.	Manufacture and sale of electronic devices and components	60.0
Korea		
NMB KOREA CO., LTD.	Sale of bearings and electronic devices and components	100.0

Subsidiaries in North America	Operations	Percentage of shares controlled by Minebea
United States		
NMB (USA) Inc.	Holding company	100.0%
New Hampshire Ball Bearings, Inc.	Manufacture and sale of bearings	100.0
Hansen Corporation	Manufacture and sale of small motors	100.0
NMB Technologies Corporation	Sale of bearings and electronic devices and components	100.0

Subsidiaries in Europe	Operations	Percentage of shares controlled by Minebea
United Kingdom		
NMB-MINEBEA UK LTD	Manufacture and sale of bearings, sale of electronic devices and components	100.0%
Germany		
Precision Motors Deutsche Minebea GmbH	Development, manufacture and sale of HDD spindle motors	100.0
NMB-Minebea-GmbH	Sale of bearings and electronic devices and components	100.0
Italy		
NMB ITALIA S.R.L.	Sale of bearings and electronic devices and components	100.0
France		
NMB Minebea SARL	Sale of bearings and electronic devices and components	100.0

Corporate Data

As of June 2007

Minebea Co., Ltd.
Corporate Information

Tokyo Head Office
ARCO Tower, 19th Floor,
1-8-1, Shimo-Meguro,
Meguro-ku, Tokyo 153-8662, Japan
Tel: 81-3-5434-8611
Fax: 81-3-5434-8601
URL: http://www.minebea.co.jp/english/index.html

Registered Headquarters
4106-73, Oaza Miyota,
Miyota-machi, Kitasaku-gun,
Nagano 389-0293, Japan
Tel: 81-267-32-2200
Fax: 81-267-31-1330

Established
July 16, 1951

Investor Information

Common Stock (As of March 31, 2007)
Authorized: 1,000,000,000 shares
Issued: 399,167,695 shares
Capital: ¥68,258 million
Shares per unit: 1,000

Common Stock Listings
Tokyo, Osaka and Nagoya

American Depositary Receipts
Ratio (ADR : ORD): 1 : 2
Exchange: Over-the-Counter (OTC)
Symbol: MNBEY
CUSIP: 602725301
Depositary: The Bank of New York
101 Barclay Street, 22nd floor,
New York, NY 10286,
U.S.A.
Tel: 1-212-815-2042
U.S. toll-free:
888-269-2377
(888-BNY-ADRS)
URL: http://www.adrbny.com/

Independent Certified Public Accountants
Shin Nihon & Co.

Agent to Manage Shareholders' Registry
The Sumitomo Trust and Banking Co., Ltd.
Tel: 81-120-176-417

Independent Auditors
Ernst & Young ShinNihon

For further information please contact:

Investor Relations Office,
Administration Department,
Administration Division,
Minebea Co., Ltd.
Tel: 81-3-5434-8643
Fax: 81-3-5434-8603
E-mail: minebeair@minebea.co.jp

Shareholders and Shares Issued (As of March 31, 2007)

Classification by Ownership of Shares

	Number of shareholders	*Percentage of shareholders*	*Number of shares held*	*Percentage of shares outstanding*
Japanese financial institutions	163	0.8%	196,256	49.3%
Overseas institutions	320	1.6	119,179	29.9
Other Japanese corporations	286	1.4	31,661	7.9
Individuals and others	19,396	96.2	51,263	12.9
Total	20,165	100.0%	398,359	100.0%

* In addition to the above shares, there are 808,695 odd-lot shares.

Top Ten Major Shareholders

	Number of shares held	*Percentage of shares outstanding*
The Master Trust Bank of Japan, Ltd. (Trust Account)	37,162,000	9.31%
Japan Trustee Services Bank, Ltd. (Trust Account)	35,747,000	8.96
Japan Trustee Services Bank, Ltd. (Trust Account 4)	20,836,000	5.22
Keiaisha Co., Ltd.	15,000,000	3.76
The Sumitomo Trust & Banking Co., Ltd.	12,349,000	3.09
Takahashi Industrial and Economic Research Foundation	12,347,330	3.09
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	10,057,839	2.52
Sumitomo Mitsui Banking Corporation	10,000,475	2.51
State Street Bank and Trust Company	6,772,380	1.70
State Street Bank and Trust Company 505019	5,688,000	1.42

Stock Prices on the Tokyo Stock Exchange


Yen
1,000
950
900
850
800
750
700
650
600
550
500
450
400
350
300

Average Daily Volume of Stock Traded, by Month


Millions of shares
150
100
50
0
2002
2003
2004
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Opening
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Closing
Opening
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Minebea

Tokyo Head Office
ARCO Tower, 19th Floor,
1-8-1, Shimo-Meguro,
Meguro-ku, Tokyo 153-8662, Japan
Tel: 81-3-5434-8611
Fax: 81-3-5434-8601
URL: http://www.minebea.co.jp/

Printed in Japan
November 2007

Press Release

(Translation)

October 30, 2007

Company Name: Minebea Co., Ltd.

Representative: Takayuki Yamagishi
Representative Director,
President and Chief Executive Officer
(Code No. 6479)

Contact Person: Shunji Mase
Managing Executive Officer
Head of Personnel & General Affairs Div.
Takeshi Iida
Executive Officer, General Manager of
Personnel & General Affairs Department
Tel. 81-3-5434-8612
Fax. 81-3-5434-8601

Managerial Assignments

We would like to announce managerial assignments as follows:

1 . Managerial assignments (effective November 1st, 2007)

< New Assignment >	< Former Assignment >	< Post to be Retained >
Motoharu Akiyama, Mr.		
Head of Bearing Basic Technology Development Division, Head of Material and Process Development Division	Deputy Head of Bearing Basic Technology Development Division, Engineering Headquarters	Executive Officer

2. Retiring Executive Officer (effective October 31, 2007)

	< Former Assignment >	< Post to be Retained >
Akio Okamiya, Mr.	Managing Executive Officer Deputy Chief of Engineering Headquarters and Head of Bearing Basic Technology Development Division, Head of Material and Process Development Division	

Press Release
(Translation)

October 30, 2007

Company name: Minebea Co., Ltd.
Representative: Takayuki Yamagishi, Representative Director, President and CEO
(Code No. 6479, Tokyo Stock Exchange Section 1)
Contact: Sakae Yashiro, Senior Managing Executive Officer and Deputy Chief of Administration Headquarters
Phone: 81-3-5434-8611

Minebea Posts Non-consolidated Extraordinary Loss and Revises Earnings Forecast

Minebea Co., Ltd. announced today that its recording of an extraordinary loss was approved by the Board of Directors on October 30, 2007. The extraordinary loss resulted from an allowance for bad debt to Minebea Technologies Pte. Ltd. This was due to a goodwill write-off following the transfer of functions from the South East Asian Region Sales Headquarters.

Minebea announced the transfer of its South East Asian Region Sales Headquarters functions to Thailand on March 23, 2007. The company expects this transfer to affect its non-consolidated financial results and will disclose further details at an appropriate time.

In light of its recent financial results and other business developments, Minebea has revised its consolidated and non-consolidated earnings forecasts for the interim period ending September 30, 2007 (April 1, 2007 through September 30, 2007) and non-consolidated earnings forecast for fiscal year ending March 31, 2008 (April 1, 2007 through March 31, 2008), announced on May 8, 2007 as follows.

1. Recording of an Extraordinary Loss

(1) Background

Minebea was providing bearings, bearing-related products, motors, other electronic devices and components manufactured at its plants in Thailand, China, Singapore and other locations to customers in Southeast Asia (mainly Singapore, Thailand, Malaysia, the Philippines, Indonesia and India) via its fully-owned Singapore subsidiary, Minebea Technologies Pte. Ltd. However, the top-selling products are those that are manufactured at the Thai plant, which is the largest of the Company's production bases, and there is an increasing need for the South East Asian Region Sales Headquarters to act as an intermediary between the company's customers and the Thai plant.

Given this situation, Minebea will move its South East Asian Region Sales Headquarters functions to its Thai subsidiary, Minebea Thai Ltd., as of November 1, 2007 with the plan to further expand sales in the Southeast Asian region and provide more responsive customer support. Sales functions within Singapore will be transferred to Minebea's subsidiary, NMB Singapore Ltd., as of November 1, 2007. Minebea Technologies Pte. Ltd. will then be liquidated upon completion of the move.
The extraordinary loss posted by Minebea Technologies Pte. Ltd., due to the goodwill write-off associated with the transfer of the South East Asian Region Sales Headquarters functions, will be reflected in Minebea's non-consolidated financial statements for this fiscal year as an extraordinary loss for allowance for bad debt.

(2) Date of recording: November 1, 2007

(3) Effect on income

An extraordinary loss of 4 billion yen will be recorded in the non-consolidated financial statements for fiscal year ending March 31, 2008.
The overseas subsidiary's goodwill has been amortized evenly over a fixed period of time on a consolidated basis, and thus will have no effect on consolidated financial statements.

2. Revisions to Earnings Forecast

(1) Non-consolidated

(i) Interim Period (April 1, 2007 through September 30, 2007)

(millions of yen)

	Net Sales	Operating Income	Ordinary Income	Net Income
Previous forecast (A)	118,000	1,100	3,800	1,800
Current forecast (B)	114,833	3,367	4,461	1,910
Increase or decrease (B - A)	-3,167	2,267	661	110
Percentage increase or decrease	-2.7%	206.1%	17.4%	6.1%
Previous 1st Half (ended September 30, 2006) Results	114,170	4,375	4,946	2,544

(ii) Full Year (April 1, 2007 through March 31, 2008)

(millions of yen)

	Net Sales	Operating Income	Ordinary Income	Net Income
Previous forecast (A)	245,000	3,000	9,200	4,800
Current forecast (B)	235,000	7,500	12,700	4,000
Increase or decrease (B - A)	-10,000	4,500	3,500	-800
Percentage increase or decrease	-4.1%	150.0%	38.0%	-16.7%
Previous Full Year (ended March 31, 2007) Results	228,406	8,948	12,396	5,618

(2) Consolidated

(i) Interim Period (April 1, 2007 through September 30, 2007)

(millions of yen)

	Net Sales	Operating Income	Ordinary Income	Net Income
Previous forecast (A)	162,500	14,000	11,500	6,500
Current forecast (B)	168,247	15,121	13,236	7,474
Increase or decrease (B - A)	5,747	1,121	1,736	974
Percentage increase or decrease	3.5%	8.0%	15.1%	15.0%
Previous 1st Half (ended September 30, 2006) Results	163,998	13,367	10,947	7,468

(ii) Full Year (April 1, 2007 through March 31, 2008)

No change has been made to the consolidated annual forecast since it was announced on May 8, 2007.

(3) Justification for Revisions

The above revisions have been made because Minebea estimates that both consolidated and non-consolidated earnings will significantly exceed the initial forecast due to good sales of machined components such as bearings and rod-end bearings as well as electronic components such as information motors and keyboards.

No change has been made to the consolidated annual forecast since it was announced on May 8, 2007.

Note: The above forecast is based on the information available at the time this notice was released. Actual results may differ from those stated depending on a variety of factors.

3. Supplementary Information

Outline of Corporation in Singapore

Minebea Technologies Pte. Ltd.

Representative: Koichi Dosho

Date of Establishment: August 1992

Capital: SGD 40 million

Sales: USD 236 million (fiscal year ending March, 2007)

Principal Business: Sale of products produced by Minebea group (in Southeast Asia)

Shareholder: Minebea 100%

Outline of Corporation in Thailand

Minebea Thai Ltd.

Representative: Morihiro Iijima

Date of Establishment: May 1984

Capital: THB 8,381 million

Sales: THB 24,899 million (fiscal year ending March 2007)

Principal Business: Manufacture of Minebea group products

Shareholder: Minebea 100%

Outline of Corporation in Singapore

NMB Singapore Ltd.

Representative: Morihiro Iijima

Date of Establishment: February 1972

Capital: SGD 38 million

Sales: SGD 85 million (fiscal year ending March 2007)

Principal Business: Manufacture of Minebea group products

Shareholder: Minebea 100%

NMB Minebea

Business Results

First Half of Fiscal Year Ending March 31, 2008

October 31, 2007

Minebea Co., Ltd.

1. Financial Results
2. Policy and Strategy

Financial Results

Hiroharu Katogi
Director, Senior Managing Executive Officer

Summary of Consolidated Business Results for 1H

Despite higher Thai Baht and 1Q weakness in HDD market, sales and operating income increased due to 2Q HDD market recovery and company-wide cost reduction efforts

(Millions of yen)	Year ended Mar. '07 1H	Year ending Mar. '08 1H	Change yoy	1H of year ending Mar. '08 Original forecast	Vs. forecast
Net sales	163,998	168,247	+2.6%	162,500	103.5%
Operating income	13,367	15,121	+13.1%	14,000	108.0%
Machined components business	13,317	13,704	+2.9%	13,800	99.3%
Electronic devices and components business	50	1,417	x28.3	200	x7.1
Ordinary income	10,947	13,236	+20.9%	11,500	115.1%
Income before income taxes	11,114	12,196	+9.7%	10,500	116.2%
Net income	7,468	7,474	+0.1%	6,500	115.0%
Net income per share (yen)	18.72	18.73	+0.1%	16.29	115.0%

FX Fluctuations 1H of FY Mar. '07 → 1H of FY Mar. '08
US$ = ¥115.26 → ¥119.64 Euro = ¥145.58 → ¥161.83
Thai Baht = ¥3.03 → ¥3.77 (¥3.47*) RMB = ¥14.40 → ¥15.68
(*) is on-shore rate reported by the Bank of Thailand

Summary of Consolidated Business Results for 2Q

Despite higher Thai Baht, sales and operating income increased due to HDD market recovery and company-wide cost reduction efforts

(Millions of yen)	Year ended Mar. '07	Year ending Mar. '08		Change	Change
	2Q	1Q	2Q	YoY	QoQ
Net sales	83,797	81,766	86,481	+3.2%	+5.8%
Operating income	7,509	7,115	8,006	+6.6%	+12.5%
Ordinary income	6,234	6,252	6,984	+12.0%	+11.7%
Income before income taxes	5,909	5,476	6,720	+13.7%	+22.7%
Net income	4,180	3,133	4,341	+3.9%	+38.6%
Net income per share (yen)	10.48	7.85	10.88	+3.9%	+38.6%

FX Fluctuations 2Q of FY Mar. '07 2Q of FY Mar. '08
US$ = ¥115.80 → ¥119.42 Euro = ¥147.67 → ¥162.43
Thai Baht = ¥3.05 → ¥3.84 (¥3.49*) RMB = ¥14.49 → ¥15.80
(*) is on-shore rate reported by the Bank of Thailand

Quarterly Net Sales

Increased 3.2% yoy
Increased 5.8% qoq


(Billions of yen)
100.0
80.0
60.0
40.0
20.0
0.0
75.7
80.0
80.9
81.8
80.2
83.8
83.3
83.7
81.8
86.5
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
FY ended Mar. '06
FY ended Mar. '07
FY ending Mar. '08

Quarterly

Operating Income

Increased 6.6% yoy
Increased 12.5% qoq



Operating Income
Operating Margin
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
(Billions of yen)
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
4.0%
5.3%
7.5%
7.3%
7.3%
9.0%
7.9%
7.5%
8.7%
9.3%
3.0
4.2
6.0
6.0
5.9
7.5
6.6
6.3
7.1
8.0
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
FY ended Mar. '06
FY ended Mar. '07
FY ending Mar. '08

FX Fluctuations 1Q of FY Mar. '08 2Q of FY Mar. '08

US$ = ¥119.85 → ¥119.42 Euro = ¥161.22 → ¥162.43

Thai Baht = ¥3.70(¥3.44*) → ¥3.84 (¥3.49*) RMB = ¥15.55 → ¥15.80

(*) is on-shore rate reported by the Bank of Thailand

Business Segments

Machined Components Business

Net sales



(Billions of yen)
Other machined components
Pivot assemblies
Rod-end & spherical bearings
Ball bearings
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
62.2
67.4
67.8
69.9
72.2
70.1
9.8
10.2
9.7
9.8
9.1
8.4
11.3
13.1
12.3
13.6
14.7
15.0
8.0
8.8
9.4
9.8
10.5
9.9
33.1
35.2
36.4
36.7
37.9
36.8
Mar. '06 1H
Mar. '06 2H
Mar. '07 1H
Mar. '07 2H
Mar. '08 1H
Mar. '08 2H E

Operating income



(Billions of yen)
Operating income
Operating margin
8.0
6.0
4.0
2.0
0.0
30.0%
20.0%
10.0%
0.0%
16.6%
19.1%
21.2%
18.8%
18.7%
20.6%
19.8%
17.1%
18.6%
19.3%
5.1
6.0
7.0
6.5
6.2
7.1
6.8
6.1
6.6
7.1
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
Mar. '06
Mar. '07
Mar. '08

Business Segments Electronic Devices and Components Business



Net sales
(Billions of yen)
HDD spindle motors
Other rotary components
Electronic devices
Measuring components
Information motors
Keyboards
Speakers
120.0
100.0
80.0
60.0
40.0
20.0
0.0
93.5
95.3
96.2
97.1
96.0
96.7
3.8
7.9
12.5
15.0
1.0
37.0
16.4
4.0
7.1
12.5
16.0
1.1
35.4
19.4
4.0
7.5
15.9
12.8
2.3
35.4
18.4
3.9
6.6
16.5
11.2
2.4
37.9
18.6
4.5
5.7
14.9
10.8
2.9
38.0
19.2
6.1
5.0
15.2
7.9
1.6
38.2
22.8
Mar. '06 1H
Mar. '06 2H
Mar. '07 1H
Mar. '07 2H
Mar. '08 1H
Mar. '08 2H E



Operating income
(Billions of yen)
Mar. '06
Mar. '07
Mar. '08
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
2.0
1.0
0.0
-1.0
-2.0
-3.0
4.0%
2.0%
0.0%
-2.0%
-4.0%
-6.0%
-2.1
-1.8
-0.9
-0.5
-0.4
0.4
-0.2
0.2
0.5
0.9
-4.6%
-3.8%
-1.9%
-1.0%
-0.8%
0.8%
-0.3%
0.4%
1.1%
1.8%
Operating income
Operating margin

Quarterly Net Income



(Billions of yen)
Increased 3.9% yoy
Increased 38.6% qoq
5.0
4.0
3.0
2.0
1.0
0.0
-1.0
12
10
8
6
4
2
0
-2
-4
1.0
1.4
2.4
-0.6
3.3
4.2
4.2
1.2
3.1
4.3
2.5
3.6
6.0
-1.4
8.2
10.5
10.5
3.0
7.9
10.9
1Q
2Q
3Q
1Q
2Q
3Q
4Q
1Q
2Q
FY ended Mar. '06
FY ended Mar. '07
FY ending Mar. '08
Net Income
Net Income per share(yen)

Quarterly

S.G. & A. Expenses

Increased 9.3% yoy
Increased 3.0% qoq

SG&A to sales ratio decreased despite Yen's depreciation and increased costs for internal control



(Billions of yen)
15.0
10.0
5.0
0.0
25%
20%
15%
10%
5%
0%
12.2
13.1
12.2
11.7
11.4
11.7
12.0
12.1
12.4
12.8
16.1%
16.4%
15.1%
14.3%
14.2%
13.9%
14.3%
14.5%
15.2%
14.8%
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
FY ended Mar. '06
FY ended Mar. '07
FY ending Mar. '08
S.G. & A. expenses
S.G. & A. to sales ratio

Quarterly

Inventories

Increased 1.1% yoy
Decreased 4.4% qoq



(Billions of yen)
60.0
50.0
40.0
30.0
20.0
10.0
0.0
48.0
50.4
53.8
48.9
47.7
48.1
48.6
45.9
50.9
48.6
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
FY ended Mar. '06
FY ended Mar. '07
FY ending Mar. '08

Capital Expenditure


(Billions of yen)
Full year forecast
27.5
30.0
25.0
20.0
15.0
10.0
5.0
0.0
16.4
18.8
23.1
21.9
17.0
12.0
Mar. '03
Mar. '04
Mar. '05
Mar. '06
Mar. '07
Mar. '08E

Forecast for Fiscal Year Ending March 31, 2008

Full year forecast unchanged

(Millions of yen)	FY ended Mar. '07	FY ending Mar. '08			Change
	Full year	1H	2H revised forecast	Full year forecast	yoy
Net sales	331,022	168,247	166,753	335,000	+1.2%
Operating income	26,265	15,121	14,879	30,000	+14.2%
Ordinary income	21,843	13,236	11,764	25,000	+14.5%
Income before income taxes	19,523	12,196	11,304	23,500	+20.4%
Net income	12,862	7,474	7,526	15,000	+16.6%
Net income per share (yen)	32.23	18.73	18.86	37.59	+16.6%

Foreign Exchange Rates

FY Mar. '07 results FY Mar. '08 assumptions

US$ = ¥116.91 → ¥117.96 Euro = ¥149.75 → ¥159.77

Thai Baht = ¥3.18 → ¥3.69 RMB = ¥14.77 → ¥15.48

Financial Strategy : Priority on Reducing Debts

- Mid-term target = ¥100 billion level of net interest-bearing debts
- During 1H3/08, ¥4 billion was reduced. We are aiming ¥4.5 billion reduction during 2H3/08 to achieve ¥120 billion target by FY end.



200.0
(Billions of yen)
150.0
100.0
50.0
0.0
40.0
(Billions of yen)
30.0
20.0
10.0
0.0
173.2
168.7
152.9
146.7
150.7
146.9
128.5
124.5
120.0
5.2
9.7
16.0
6.8
3.8
9.1
22.7
8.2
12.5
Mar. '01
Mar. '02
Mar. '03
Mar. '04
Mar. '05
Mar. '06
Mar. '07
Mar. '08 1H
Mar. '08E
Net interest-bering debt (left)
Free cash flow (right)

Net Interest-bearing debts = Interest-bearing debts - Cash and cash equivalents

Free Cash Flow = CF from operating activities + CF from investing activities

Policy and Strategy

Takayuki Yamagishi
Representative Director,
President and Chief Executive Officer

A Strategic Growth Company

Mid-term Business Plan

(Billions of yen)

	FY 3/08	FY 3/09	FY 3/10
Net Sales	335.0	350.0	370.0
Operating Income	30.0	34.0	38.0
Income Before Income Taxes	23.5	26.0	30.0

Aiming net sales of ¥500 billion



Growth
Strengthen Business Foundation
Reduce Losses
Strategy, Business and Technology Alignment
Return to profitability
Growth of Strategic Businesses
Increase Profits
Technological Advancement
Creation of Wealth
Further Expansion
Maximize profits
Reorganization
Transition to Stronger Business
Moving Forward
Progression
Leap
Future
FY 3/06
FY 3/07
FY 3/08
FY 3/09
FY 3/10
FY 3/12

Mid-term Business Plan(FY08/3 - FY10/3)



(Billions of yen)
Machined Components Sales
Electronic Devices Sales
Machined Components OP
Electronic Devices OP
Sales
Operating Income
Growth
4000
3000
2000
1000
0
400
300
200
100
0
07/3
08/3
09/3
10/3

Global Business Environments:

Foreign exchange fluctuations
Higher material costs
Expanding emerging markets
Asian competitors

Machined components

Business environments: Markets are steadily expanding. New products are needed to accelerate growth.

Strategy: Maintain market share and OP margin while accelerating sales growth with new products and technology advancements - capacity expansion and cost reduction.

Electronic devices and components

Business environments: Markets are growing. Some products' prices are declining steeply.

Strategy: Targeting OP margin of 5% by making all businesses profitable and strengthening profitability. Strengthen R&D for new products to expand business. Fan motors will be a key to growth.

In addition to growth from the expansion of existing markets, we are aiming for further growth with new product development and new market entrance through innovation.

Create "New Minebea"

Mid-term Business Plan – Moving Forward – Progression – Leap

FY08/3 (Moving Forward : Growth of strategic businesses, Increase profits)

Making business recovery firm:

- ⇨ To make all businesses in Electronic devices & components segment profitable.
- ⇨ To strengthen businesses by reducing costs against the foreign exchange fluctuations and material costs hike

Focus on growth businesses

- Ball bearings
- Aircraft parts
- Optoelectronics devices
- Measuring instruments

FY09/3 (Progression : Technological advancement, Creation of wealth)

FY10/3 (Leap : Further expansion, Maximize profits)

Initiatives

Create "New Minebea"

Foundation for future growth

"Win the Competition with Manufacturing Excellence and Technological Competence"

Change the winds

Initiatives to activate organization and innovation

Innovation

- New Product Development
- New Market Entrance
- Production Technology

Stepping up to the next stage by combining existing products and technologies

Expanding product coverage to modularized products

Combining existing products and technologies



Technology area
Electrics, Electronics
Mechanics
Materials
Semiconductors
PCs
New resources
Basic technology development
Aircrafts
Automobiles
Products
Parts
Metals
Technological development for modularized products
New market, new area
Single
Multi
Functions

New business : Modularized products

HMSM : Heat Management System Module

(cooling systems for data communications/processing equipment)

= Fan motors + Mechanical parts + Electronic circuits + Software

Evolution by modularization

New business in the growing data communications/processing equipment market

Setting up a new HMSM business unit



Switching Power Supply
Connector Assembly
Fan
Base station HMSM
Control Board
Chassis

New Market Entrance

Automotive markets

- Measuring Instruments ⇒ Passenger seat sensor - second generation product
  New applications
- DC brush motors ⇒ Automotive applications by new high torque motors
- Resolver ⇒ Application as a wide range angle sensor
  Steering wheel torque and angle sensor

Medical and healthcare markets

- Measuring Instruments ⇒ Application as a sensor for medical fluid pump, etc.
  New applications of weight sensors for expanding healthcare product markets
- Stepping motors ⇒ Applications for medical equipment analyzers

Telecommunications equipment markets

- Fan motors ⇒ Expansion in boxed fans and blowers
  Modularized products such as HMSM

Production Technology

Aircraft parts

- Expand into new area ⇒ Large mechanical parts
- Advancing production technology ⇒ Rod-end bearings business and Fastener business will be combined

Ball Bearings

- Construction of next-generation factory ⇒ New production system of ball bearings
- Deployment of new equipment ⇒ New manufacturing machines for miniature ball bearings
- Development of super-small-sized bearings ⇒ New product for new market

Minebea Co., Ltd.
Business Results
http://www.minebea.co.jp/

Any statements in the presentation which are not historical fact are future projections made based on certain assumptions and executive judgment drawn from currently available information.

Please note that actual performance may vary significantly from any particular projection due to various factors.

Factors affecting our actual performance include: (i) changes in economic indicators surrounding us or demand trends; (ii) fluctuation of foreign exchange rates or interest rates; and (iii) our ability to continue R&D, manufacturing and marketing in a timely manner in the electronics business sector, where technological innovations are rapid and new products are launched continuously. However, this is not a complete list of the factors affecting actual performance.

BRIEF REPORT OF INTERIM CONSOLIDATED FINANCIAL RESULTS
(Half year ended September 30, 2007)

October 30, 2007

Registered
Company Name: MINEBEA CO., LTD. Common Stock Listings: Tokyo, Osaka and Nagoya
Code No: 6479 (URL http://www.minebea.co.jp)
Representative: Takayuki Yamagishi Representative Director, President and Chief Executive Officer
Contact: Sakae Yashiro Senior Managing Executive Officer, Deputy Chief of Administration Headquarters
Tel. (03) 5434-8611

Date planned to file interim report: December 19, 2007

(Amounts less than one million yen have been omitted.)

1. Business performance (April 1, 2007 through September 30, 2007)

(1) Consolidated Results of Operations

(The percentages of net sales, operating income, ordinary income and net income show variance against previous interim period.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
FY2008 Interim	168,247	2.6	15,121	13.1	13,236	20.9
FY2007 Interim	163,998	5.3	13,367	85.0	10,947	105.7
FY2007	331,022	—	26,265	—	21,843	—

	Net income (millions of yen)	% Change	Net income per share (yen)	Fully diluted net income per share (yen)
FY2008 Interim	7,474	0.1	18.73	—
FY2007 Interim	7,468	208.4	18.72	—
FY2007	12,862	—	32.23	—

(Reference) Income or loss on investments for FY2008 interim on the equity method totaled 0 million yen and (2) million yen in FY2007 interim and (5) million yen in FY2007.

(2) Consolidated Financial Position

	Total assets (millions of yen)	Net assets (millions of yen)	Equity ratio (%)	Net assets per share (yen)
FY2008 Interim	356,144	148,816	41.6	370.97
FY2007 Interim	347,543	128,827	37.0	322.03
FY2007	354,784	142,558	40.1	356.75

(Reference) Shareholders' equity: 148,021 million yen at September 30, 2007
128,502 million yen at September 30, 2006
142,353 million yen at March 31, 2007

(3) Consolidated Cash Flows

	Cash flows from operating activities (millions of yen)	Cash flows from investing activities (millions of yen)	Cash flows from financing activities (millions of yen)	Cash and cash equivalents at end of period (millions of yen)
FY2008 Interim	19,499	(11,263)	(8,225)	21,697
FY2007 Interim	21,885	(7,630)	(17,931)	20,762
FY2007	37,902	(15,180)	(25,683)	21,731

2. Dividends

(Record date)	Dividends per share		
	Midyear-end (yen)	Year-end (yen)	For the year (yen)
FY2007	—	10.00	10.00
FY2008	—	—	10.00
FY2008 (Forecast)	—	10.00	

3. Prospect for current fiscal year (April 1, 2007 through March 31, 2008)

(Percentages indicate year-on-year changes for the full year.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
Annual	335,000	1.2	30,000	14.2	25,000	14.5

	Net income (millions of yen)	% Change	Net income per share (yen)
Annual	15,000	16.6	37.59

4. Others

(1) Changes in significant subsidiaries during the interim period (Changes in certain subsidiaries resulting in change in the scope of consolidation): None

(2) Changes in accounting principles, procedures, presentations, etc. for preparation of consolidated interim financial statements (Changes to be stated in changes in significant matters that are fundamental to preparation of consolidated interim financial statements)

1. Changes associated with revision of accounting standards, etc: Yes
2. Changes other than 1: None

(Note) For details, see Basis of presenting interim consolidated financial statements on page 17.

(3) Number of shares outstanding (Common stock)

1. Number of shares outstanding at end of year (including treasury stock)
   399,167,695 shares at September 30, 2007
   399,167,695 shares at September 30, 2006
   399,167,695 shares at March 31, 2007
2. Number of treasury shares at end of year
   153,748 shares at September 30, 2007
   127,139 shares at September 30, 2006
   140,160 shares at March 31, 2007

(Note) For the number of shares that becomes the basis for calculating consolidated interim net income per share, see Per share data on page 35.

(Reference) BRIEF REPORT OF NON-CONSOLIDATED FINANCIAL RESULTS

1. Business performance (April 1, 2007 through September 30, 2007)

(1) Results of Operations

(The percentages of net sales, operating income, ordinary income and net income show variance against previous interim period.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
FY2008 Interim	114,833	0.6	3,367	(23.0)	4,461	(9.8)
FY2007 Interim	114,170	21.2	4,375	–	4,946	6.7
FY2007	228,406	–	8,948	–	12,396	–

	Net income (millions of yen)	% Change	Net income per share (yen)
FY2008 Interim	1,910	(24.9)	4.79
FY2007 Interim	2,544	48.5	6.38
FY2007	5,618	–	14.08

(2) Financial Position

	Total assets (millions of yen)	Net assets (millions of yen)	Equity ratio (%)	Net assets per share (yen)
FY2008 Interim	355,847	178,158	50.1	446.49
FY2007 Interim	358,196	178,755	49.9	447.96
FY2007	357,104	181,346	50.8	454.47

(Reference) Shareholders' equity: 178,158 million yen at September 30, 2007
178,755 million yen at September 30, 2006
181,346 million yen at March 31, 2007

2. Prospect for the next fiscal year (April 1, 2007 through March 31, 2008)

(Percentages indicate year-on-year changes for the full year.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
Annual	235,000	2.9	7,500	(16.2)	12,700	(2.4)

	Net income (millions of yen)	% Change	Net income per share (yen)
Annual	4,000	(28.8)	10.02

(Notes) Explanation for appropriate use of financial forecasts and other special remarks

The above-mentioned forecasts are based on the information available as of the date when this information is disclosed, as well as on the assumptions as of the disclosing date of this information related with unpredictable parameters that are probable to affect our future business performances in the end. In other words, our actual performances are likely to differ greatly from these estimates depending on various factors that will take shape from now on. As for the assumptions used for these forecasts and other related items, please refer to page 5 of the documents attached hereunder.

1. Operating Performance and Financial Position

(1) Operating Performance

1. Overview of the interim period

During the current consolidated interim term, the Japanese economy continued moderate expansion, supported by increased capital investments and exports, and other economic factors, amid corporate earnings being at a high level. The U. S. economy was relatively stable on solid personal consumption, although there was slower growth in housing investments due to the sub-prime housing loan concerns, and the European economy continued to grow, led by domestic demand. In Asia, growth in the Chinese economy remained high on increased exports and increased investment in fixed assets, and in other Asian countries also, the economies generally advanced firmly.

Under these management circumstances, we strove to implement sweeping cost reduction measures, develop new technologies and high value-added products, and promote sales expansion activities, in order to further increase earnings.

As a result, net sales increased 4,249 million yen (2.6%) year on year, to 168,247 million yen, operating income largely increased 1,754 million yen (13.1%) year on year, to 15,121 million yen. Ordinary income largely rose 2,289 million yen (20.9%) year on year, to 13,236 million yen, and interim net income also increased 5 million yen (0.1%) year on year, to 7,474 million yen.

(a) Performance by business segment is as follows:

Machined components business

Our products in this business segment include ball bearings, which are our mainstay product; mechanical components such as rod-end bearings primarily for use in aircraft and pivot assemblies for use in hard disk drives (HDDs); screws for automobiles and aircraft; and defense-related devices and equipment. Sales of ball bearings to makers of automobiles and information & telecommunications equipment increased largely year on year owing to our vigorous sales expansion efforts. Sales of rod-end bearings rose to the aerospace industry, mainly in the U.S. and Europe. Also, sales of pivot assemblies grew. As a result, net sales rose 4,481 million yen (6.6%) year on year, to 72,249 million yen. Operating income also increased 387 million yen (2.9%) year on year, to 13,704 million yen, a result of pursuance of basic technologies, product technologies and manufacturing techniques, as well as focusing on increased production and implementation of continuous cost reduction measures.

Electronic devices and components business

Our core products in this business segment include information motors (fan motors, stepping motors, vibration motors and DC brush motors); HDD spindle motors; PC keyboards; speakers; LCD back lights; inverter and measuring instruments. Sales of motors including information motors rose strongly to manufacturers of mobile phones, office automation, personal computers, and peripheral equipment. But in PC keyboards and speakers, which are both being focused on high value-added products, sales decreased largely. As a result, net sales fell 231 million yen (-0.2%) year on year, to 95,998 million yen. Operating income substantially improved 1,367 million yen year on year, to 1,417 million yen on improved earnings in information motors and PC keyboards.

(b) Performance by geographical segment is as follows:

Japan

In this region, net sales fell 3,843 million yen (-9.2%) year on year, to 37,982 million yen due to decreased sales of PC keyboards and other products. In addition, operating income also decreased 90 million yen (-1.9%) year on year, to 4,687 million yen.

Asia excluding Japan

This region includes Greater China region which continues high growth, and is an important manufacturing base for many makers of Japan, Europe, America and other countries. Sales were firm mainly in the Greater China region, led by expanded demand from the information & telecommunications equipment industry and steady demand from the household electrical appliance industry. As a result, net sales increased 6,148 million yen (7.7%) year on year, to 85,500 million yen, and operating income also largely expanded 1,381 million yen (23.4%), to 7,276 million yen.

North America

In this region, sales of U.S.-made ball bearings and rod-end bearings for use mainly in the aircraft-related industries were strong. But due to weak sales of PC keyboards, which are being shifted to high-valued added items, net sales fell 506 million yen (-1.8%) year on year, to 28,088 million yen, while operating income largely rose 599 million yen (31.5%), to 2,498 million yen.

Europe

In this region, sales of ball bearings, rod-end bearings, etc. were firm as its economy grew moderately. As a result, net sales largely rose 2,451 million yen (17.2%) year on year, to 16,676 million yen, while operating income fell 135 million yen (-17.0%), to 659 million yen.

2. Outlook for the current fiscal year

For the second half of the current fiscal year, we expect that moderate economic growth will continue, led by strong economies in Asia, mainly in China, although we have to pay attention to a possible economic slowdown resulting from the end of the real estate boom in the U.S., money-tightening measures, etc. in China, a rise in Asian currencies and movements in crude oil and raw materials prices.

Under these circumstances, we expect consolidated full-year net sales of 335,000 million yen (up 1.2%), operating income of 30,000 million yen (up 14.2%), ordinary income of 25,000 million yen (up 14.5%), and net income of 15,000 million yen (up 16.6%).

(a) Outlook by business segment for the full year is as follows:

Machined components business

We will continue to aggressively expand sales of mainstay ball bearings to the household electrical appliance, automobile and information & telecommunications equipment industries, demand from which is firm. By achieving economies of scale in manufacturing from this sales expansion and improving production efficiency, we aim to improve business results further. In addition, the aircraft market for rod-end bearings is strong, particularly in Europe and the U.S. We can expect benefits from this strong aircraft market.

Electronic devices and components business

In this business segment, we will aim to switch from volume to quality by continuing to increase sales of high value-added items. Also, by taking such rationalization measures as cost reduction and restructuring, we will further expand operating income. We will also promote technological advances and aggressively bring new products to market.

(b) Outlook by geographical segment for the full year is as follows:

Japan

In this region, many of our customers are shifting production from their plants in Japan to those in other Asian countries, including China, whereby placing us in a severe business environment. Despite this situation, however, we will aggressively expand sales.

Asia excluding Japan

This region offers the largest market for our products. Taking full advantage of having our key manufacturing bases right in this largest market area, we strongly aim to improve performance.

North America

In U.S. manufactured rod-end bearings and other principal products, we continue to receive strong orders from aerospace and other industries.

Europe

The European economy continues to grow moderately. Sales and profits are expected to move as we witnessed for the current consolidated fiscal year.

(2) Analysis of financial position

Condition of the interim period

The Minebea Group has pursued its principal management policy of enhancing its financial soundness and continued to take decisive steps to squeeze total assets and reduce interest-bearing debt. The balance of cash and cash equivalents in the current fiscal year totaled 21,697 million yen, up 934 million yen year on year.

Cash flows from various business activities during the current quarter and relevant factors are as follows:

Operating activities: Due mainly to rises in income before income taxes, depreciation charges, inventories and the payment of income tax, net cash flow from operating activities decreased 2,385 million yen year on year, and as a result, become 19,499 million yen.

Investing activities: Owing primarily to an increase in the payment of expenditures for purchase of property, plant and equipment, net cash outflow from investing activities increased 3,633 million yen year on year, to 11,263 million yen.

Financing activities: Owing primarily to the repayment of debts of 5,225 million yen and the payment of dividends, net cash flow from financing activities decreased 9,706 million yen year on year, to 8,225 million yen.

(3) Basic policy for profit sharing and dividends for the current and the next fiscal years

The Company's basic policy for profit appropriation so far was to realize payment of stable dividends. But from the previous fiscal year, considering our management environment from a comprehensive standpoint and putting improved equity capital efficiency and better profit sharing to shareholders first, we aim for profit distribution to shareholders at levels reflecting operating results better. Under this policy, the Company will continue to maintain a similar dividend policy for the current fiscal year.

(4) Risk Management

As of the end of the current consolidated fiscal year, the Company recognizes that the Minebea Group has the following risks and uncertainties that have the potential to affect its group operating results and/or financial position:

1. Market risk

Principal markets for Minebea products, including those for PCs and peripheral equipment, information and telecommunications equipment and household electrical appliances, are intensely competitive and subject to significant fluctuations in demand. Our operating results and financial position are vulnerable to these fluctuations.

2. Foreign exchange risk

A significant portion of our consolidated net sales are in markets outside of Japan. Our business is thus vulnerable to risks associated with fluctuations in foreign currency exchange rates. We have entered into various currency exchange contracts and other derivatives transactions to hedge these risks, but fluctuations in foreign currency exchange rates may affect our operating results and/or financial position over the long term.

3. R&D risk

While we focus on R&D to introduce a constant stream of new, high-quality products, we are subject to the risk that significant R&D expenditures may not be rewarded with successes, as there are no guarantees that R&D efforts will come to fruition.

4. Legal risk

The Legal Department is responsible for managing risk related to lawsuits and other legal actions brought against Minebea Group operations in Japan and/or overseas. We are subject to the risk that lawsuits or other actions with the potential to affect our operating results and/or financial position may be brought against us in the future.

5. Risk related to price negotiations

We continue to face intense competition from lower-priced products made overseas. We are subject to the risk that we will be unable to maintain or increase our share should market needs shift to low-quality, low-priced products.

6. Risk related to raw materials and logistics costs

We purchase a variety of materials from external suppliers and strive to ensure optimal purchase inventory volumes for such materials and access to stable supplies of materials with stable prices. However, we are subject to the risk that rising prices for such materials may affect our operating results and/or financial position in the future.

7. Latent risk related to operations overseas

The Minebea Group's manufacturing activities are conducted primarily in Thailand, China, and Singapore. While considerable time has passed since we established operations in these countries, our operations overseas are subject to the following risks, any of which may have a negative impact on our operating results and/or financial position:

(a) Unexpected changes to laws or regulations.
(b) Difficulty in attracting and securing appropriate human resources.
(c) Acts of terrorism or war, or other acts that may cause social disruption.

2. Condition of group of enterprises

Minebea group consists of Minebea Co., Ltd. (the Company) and 42 related companies (41 consolidated subsidiaries and 1 affiliated company). Minebea group produces and sells bearings, machinery components, special machinery components, electronic devices.

The Company and domestic consolidated subsidiaries, consolidated subsidiaries in U.S.A., Europe and Asia are in charge of production. The Company markets its products directly to Japanese customers. In overseas markets, the Company markets its products through its subsidiaries and branches in the United States, Europe and Asia.

The relationship between each operation and business segments, and main manufacturing and sales companies are as follows.

Business segments	Operations	Manufacturing companies	Sales companies
Machined components business	Bearings	Minebea Co., Ltd. New Hampshire Ball Bearings, Inc. NMB-MINEBEA UK LTD NMB SINGAPORE LIMITED PELMEC INDUSTRIES (PTE.) LIMITED NMB THAI LIMITED PELMEC THAI LIMITED NMB HI-TECH BEARINGS LIMITED MINEBEA ELECTRONICS & HI-TECH COMPONENTS (SHANGHAI) LTD.	Minebea Co., Ltd. NMB Technologies Corporation New Hampshire Ball Bearings, Inc. NMB-MINEBEA UK LTD NMB-Minebea-GmbH NMB ITALIA S.R.L. NMB Minebea SARL MINEBEA TECHNOLOGIES PTE. LTD. MINEBEA (HONG KONG) LIMITED NMB KOREA CO., LTD.
	Machinery components	Minebea Co., Ltd. NMB SINGAPORE LIMITED MINEBEA THAI LIMITED	
	Special machinery components	Minebea Co., Ltd.	
Electronics devices and components business	Electronics devices and components	Minebea Co., Ltd. Minebea Motor Manufacturing Corporation MINEBEA THAI LIMITED MINEBEA ELECTRONICS (THAILAND) COMPANY LIMITED POWER ELECTRONICS OF MINEBEA COMPANY LIMITED MINEBEA ELECTRONICS & HI-TECH COMPONENTS (SHANGHAI) LTD. MINEBEA ELECTRONICS MOTOR (THAILAND) COMPANY LIMITED MINEBEA ELECTRONICS MOTOR (SINGAPORE) PTE.LTD. MINEBEA ELECTRONICS MOTOR (MALAYSIA) SDN.BHD. MINEBEA ELECTRONICS MOTOR (ZHUHAI) CO., LTD.	

Operation route is as follows.



Finished goods
Raw materials and parts
Customer
Bearings
Consolidated subsidiaries
NMB-MINEBEA UK LTD
New Hampshire Ball Bearings, Inc.
Overseas sales companies
Consolidated subsidiaries
NMB Technologies Corporation
NMB-MINEBEA UK LTD
NMB-Minebea-GmbH
NMB ITALIA S.R.L.
NMB Minebea SARL
MINEBEA TECHNOLOGIES PTE. LTD.
MINEBEA (HONG KONG) LIMITED
NMB KOREA CO., LTD
Overseas branches
Minebea Co., Ltd.
Electronics devices and components business
Machined components business (Bearings, Machinery components and Special machinery components)
Electronics devices and components
Consolidated subsidiaries
Minebea Motor Manufacturing Corporation
MINEBEA THAI LIMITED
MINEBEA ELECTRONICS (THAILAND) COMPANY LIMITED
POWER ELECTRONICS OF MINEBEA COMPANY LIMITED
MINEBEA ELECTRONICS & HI-TECH COMPONENTS (SHANGHAI) LTD.
MINEBEA ELECTRONICS MOTOR (THAILAND) COMPANY LIMITED
MINEBEA ELECTRONICS MOTOR (SINGAPORE) PTE. LTD.
MINEBEA ELECTRONICS MOTOR (MALAYSIA) SDN. BHD.
MINEBEA ELECTRONICS MOTOR (ZHUHAI) CO., LTD.
Bearings
Consolidated subsidiaries
NMB SINGAPORE LIMITED
PELMEC INDUSTRIES (PTE.) LIMITED
NMB THAI LIMITED
PELMEC THAI LIMITED
NMB HI-TECH BEARINGS LIMITED
MINEBEA ELECTRONICS & HI-TECH COMPONENTS (SHANGHAI) LTD.
Machinery components
Consolidated subsidiaries
NMB SINGAPORE LIMITED
MINEBEA THAI LIMITED
Others
Holding company
Consolidated subsidiary
NMB (USA) Inc.

3. Management Policy

(1) Basic Management Policy

Minebea has adopted the following five principles as its basic policy for management.

(a) Ensure that Minebea is a company for which we feel proud to work.
(b) Reinforce the confidence our customers have.
(c) Respond to our shareholders' expectations.
(d) Ensure a welcome for Minebea in local communities.
(e) Contribute to a global society.

Under this basic management policy, we have actively addressed the development of high value-added products and the sophistication of product quality. In addition we have focused company resources on areas where we can display ultraprecision machining technologies and mass production technologies that are both the source of our competitiveness. At the same time, we have strengthened our operations based on financial improvements, and have striven to practice a transparent management form that is easier to understand within and across the company.

Furthermore, as a key theme in the development of business in various parts of the world, we have has continued our commitment to environmental protection activities.

(2) Management Index

Our consolidated forecasts for fiscal year ending March 2008 are as follows:

(Amount: millions of yen)

	Fiscal year ending March 2008
Net sales	335,000 (101%)
Operating income	30,000 (114%)
Ordinary income	25,000 (114%)
Net income	15,000 (117%)
Capital investment	27,500 (162%)

(%): Year-on-year rate of change

(3) Future Management Strategies and Tasks

In accordance with the basic management policies as mentioned earlier, we aim to improve profitability and enhance corporate value based on a "vertically integrated manufacturing system," "large-scale volume production system," and "well-developed R&D system," which have been established worldwide, in order to ensure our place as "a company that leads the competition through manufacturing and technological excellence."

Our innovations to be accomplished to achieve this goal and sustainable growth are "development of new products," "cultivation of new markets" and "innovation of production technologies":

(a) In ball bearings, create and expand new demands by strengthening production capacity of miniature ball bearings that have much potential for growth and developing new products (micro miniature ball bearings and other key products);
(b) To further reinforce aircraft parts for which demand is expected to increase, build our operations in the area of aircraft mechanical parts using advanced machining technologies, in addition to existing rod-end and spherical bearings;
(c) Build our operations in the area of fan motors and other precision small motors into a second pillar of our operations after bearings and bearing-related products; and
(d) Increase the ratio of high-value-added products in all product categories and diversify offerings to serve a broader market.

4. Interim Consolidated Financial Statements

(1) Interim Consolidated Balance Sheets

	As of September 30, 2006		As of September 30, 2007		Increase (Decrease)	As of March 31, 2007	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	Millions of yen	% Comp.
ASSETS							
Current assets	157,825	45.4	162,135	45.5	4,310	156,059	44.0
Cash and cash equivalents	20,762		21,697			21,731	
Notes and accounts receivable	73,088		74,692			71,883	
Marketable securities	–		805			408	
Inventories	48,113		48,632			45,904	
Deferred tax assets	6,908		6,678			7,056	
Others	9,218		9,867			9,325	
Allowance for doubtful receivables	(265)		(237)			(249)	
Fixed assets	189,657	54.6	193,980	54.5	4,323	198,684	56.0
Tangible fixed assets	165,191		168,917			171,063	
Buildings and structures	106,623		110,434			112,533	
Machinery and transportation equipment	240,175		263,078			261,475	
Tools, furniture and fixtures	51,661		50,349			50,227	
Land	14,945		15,546			15,528	
Construction in progress	1,177		2,665			1,771	
Accumulated depreciation	(249,392)		(273,156)			(270,473)	
Intangible fixed assets	12,583		11,231			11,973	
Goodwill	9,297		8,154			8,794	
Others	3,285		3,077			3,179	
Investments and other assets	11,882		13,830			15,646	
Investments in securities	9,876		9,083			11,318	
Long-term loans receivable	50		54			54	
Deferred tax assets	298		1,479			990	
Others	1,710		3,214			3,283	
Allowance for doubtful receivables	(53)		(0)			(0)	
Deferred charges	60	0.0	27	0.0	(33)	40	0.0
Total assets	347,543	100.0	356,144	100.0	8,600	354,784	100.0

	As of September 30, 2006		As of September 30, 2007		Increase (Decrease)	As of March 31, 2007	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	Millions of yen	% Comp.
LIABILITIES							
Current liabilities	138,088	39.7	140,124	39.3	2,035	131,154	37.0
Notes and accounts payable	30,756		30,313			27,743	
Short-term loans payable	64,808		55,720			57,639	
Current portion of long-term loans payable	9,115		11,000			14,121	
Current portion of bonds	3,000		15,000			–	
Accrued income taxes	2,626		2,745			4,418	
Accrued bonuses	5,288		6,099			3,823	
Allowance for bonuses to directors and corporate auditors	–		20			69	
Allowance for business restructuring losses	2,898		568			636	
Others	19,595		18,656			22,701	
Long-term liabilities	80,627	23.2	67,203	18.9	(13,424)	81,071	22.8
Bonds	36,500		21,500			36,500	
Long-term loans payable	43,000		43,000			42,000	
Allowance for retirement benefits	640		1,923			1,661	
Allowance for retirement benefits to executive officers	61		62			73	
Others	425		716			835	
Total liabilities	218,716	62.9	207,327	58.2	(11,388)	212,226	59.8
NET ASSETS							
Shareholders' equity	177,398	51.1	186,256	52.3	8,858	178,791	50.4
Common stock	68,258	19.6	68,258	19.2	–	68,258	19.2
Capital surplus	94,756	27.3	94,756	26.6	0	94,756	26.7
Earning surplus	14,452	4.2	23,330	6.5	8,877	15,855	4.5
Treasury stock	(69)	(0.0)	(89)	(0.0)	(19)	(79)	(0.0)
Revaluation / Translation differences	(48,896)	(14.1)	(38,235)	(10.7)	10,660	(36,437)	(10.3)
Difference on revaluation of other marketable securities	3,767	1.1	2,208	0.6	(1,558)	3,294	0.9
Deferred hedge gains or losses	–	–	(0)	(0.0)	(0)	–	–
Foreign currency translation adjustments	(52,663)	(15.2)	(40,443)	(11.3)	12,219	(39,732)	(11.2)
Minority interests in consolidated subsidiaries	324	0.1	794	0.2	469	204	0.1
Total net assets	128,827	37.1	148,816	41.8	19,989	142,558	40.2
Total liabilities and net assets	347,543	100.0	356,144	100.0	8,600	354,784	100.0

(2) Interim Consolidated Statements of Income

	Half year ended September 30, 2006		Half year ended September 30, 2007		Increase (Decrease)	Year ended March 31, 2007	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	Millions of yen	% Comp.
Net sales	163,998	100.0	168,247	100.0	4,249	331,022	100.0
Cost of sales	127,595	77.8	127,973	76.1	378	257,643	77.8
Gross profit	36,402	22.2	40,274	23.9	3,871	73,378	22.2
Selling, general and administrative expenses	23,035	14.0	25,153	14.9	2,117	47,113	14.2
Operating income	13,367	8.2	15,121	9.0	1,754	26,265	8.0
Other income	1,000	0.6	1,283	0.8	283	2,128	0.6
Interest income	252		397			544	
Dividend income	34		64			66	
Equity income of affiliates	—		0			—	
Others	713		821			1,517	
Other expenses	3,419	2.1	3,167	1.9	(252)	6,549	2.0
Interest expenses	2,654		2,494			5,224	
Foreign currency exchange loss	401		363			679	
Equity loss of affiliates	2		—			5	
Others	361		309			640	
Ordinary income	10,947	6.7	13,236	7.9	2,289	21,843	6.6
Extraordinary income	719	0.4	61	0.0	(657)	772	0.2
Giants on sales of fixed assets	131		50			183	
Gain on sales of investments securities	—		—			0	
Reversal of loss on after-care of products	572		—			572	
Reversal of allowance for doubtful receivables	14		11			14	
Extraordinary loss	552	0.3	1,101	0.7	549	3,091	0.9
Loss on sales of fixed assets	85		64			323	
Loss on disposal of fixed assets	372		289			1,364	
Impairment loss	68		69			74	
Loss on liquidation of affiliates	—		14			56	
Loss on after-care of products	25		—			49	
Business restructuring loss	—		—			40	
Compensation payments	—		—			70	
Settlement loss	—		—			808	
Special severance payment	—		131			304	
Retirement benefits to directors and corporate auditors	—		531			—	
Income before income taxes and minority interests	11,114	6.8	12,196	7.2	1,082	19,523	5.9
Income taxes							
Current (including enterprise tax)	3,123		3,689			6,248	
Adjustment of income taxes	821		494			813	
Total income taxes	3,944	2.4	4,184	2.5	239	7,062	2.1
Minority interests in earnings of consolidated subsidiaries	(299)	(0.2)	537	0.3	837	(401)	(0.1)
Net income	7,468	4.6	7,474	4.4	5	12,862	3.9

(3) Interim Statement of Changes in Consolidated Net Assets

FY2007 Interim (April 1, 2006 through September 30, 2006) (Amount: millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Earning surplus	Treasury stock	Total shareholders' equity
Balances at March 31, 2006	68,258	94,756	6,983	(65)	169,933
Changes					
Net income			7,468		7,468
Purchase of own shares				(4)	(4)
Sales of own shares		0		0	0
Changes (net) in non-shareholders' equity items					
Total changes	–	0	7,468	(4)	7,464
Balances at Sept. 30, 2006	68,258	94,756	14,452	(69)	177,398

	Revaluation / Translation differences			Minority interests in consolidated subsidiaries	Total net assets
	Difference on revaluation of other marketable securities	Foreign currency translation adjustments	Total revaluation / translation differences		
Balances at March 31, 2006	4,428	(56,784)	(52,355)	631	118,209
Changes					
Net income					7,468
Purchase of own shares					(4)
Sales of own shares					0
Changes (net) in non-shareholders' equity items	(661)	4,121	3,459	(306)	3,153
Total changes	(661)	4,121	3,459	(306)	10,617
Balances at Sept. 30, 2006	3,767	(52,663)	(48,896)	324	128,827

FY2008 Interim (April 1, 2007 through September 30, 2007) (Amount: millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Earning surplus	Treasury stock	Total shareholders' equity
Balances at March 31, 2007	68,258	94,756	15,855	(79)	178,791
Changes					
Net income			7,474		7,474
Purchase of own shares				(9)	(9)
Sales of own shares		0		0	0
Changes (net) in non-shareholders' equity items					
Total changes	—	0	7,474	(9)	7,465
Balances at Sept. 30, 2007	68,258	94,756	23,330	(89)	186,256

	Revaluation / Translation differences				Minority interests in consolidated subsidiaries	Total net assets
	Difference on revaluation of other marketable securities	Deferred hedge gains or losses	Foreign currency translation adjustments	Total revaluation / translation differences		
Balances at March 31, 2007	3,294	—	(39,732)	(36,437)	204	142,558
Changes						
Net income						7,474
Purchase of own shares						(9)
Sales of own shares						0
Changes (net) in non-shareholders' equity items	(1,086)	(0)	(710)	(1,797)	590	(1,207)
Total changes	(1,086)	(0)	(710)	(1,797)	590	6,257
Balances at Sept. 30, 2007	2,208	(0)	(40,443)	(38,235)	794	148,816

Statement of Changes in Consolidated Net Assets
FY2007 (April 1, 2006 through March 31, 2007) (Amount: millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Earning surplus	Treasury stock	Total shareholders' equity
Balances at March 31, 2006	68,258	94,756	6,983	(65)	169,933
Changes					
Cash dividend from retained earnings			(3,990)		(3,990)
Net income			12,862		12,862
Purchase of own shares				(15)	(15)
Sales of own shares		0		1	1
Changes (net) in non-shareholders' equity items					
Total changes	—	0	8,872	(14)	8,858
Balances at March 31, 2007	68,258	94,756	15,855	(79)	178,791

	Revaluation / Translation differences			Minority interests in consolidated subsidiaries	Total net assets
	Difference on revaluation of other marketable securities	Foreign currency translation adjustments	Total revaluation / translation differences		
Balances at March 31, 2006	4,428	(56,784)	(52,355)	631	118,209
Changes					
Cash dividend from retained earnings					(3,990)
Net income					12,862
Purchase of own shares					(15)
Sales of own shares					1
Changes (net) in non-shareholders' equity items	(1,133)	17,051	15,918	(426)	15,491
Total changes	(1,133)	17,051	15,918	(426)	24,349
Balances at March 31, 2007	3,294	(39,732)	(36,437)	204	142,558

(4) Interim Consolidated Statements of Cash Flows

(Amount: millions of yen)

	Half year ended Sept. 30, 2006	Half year ended Sept. 30, 2007	Increase (Decrease)	Year ended March 31, 2007
1. Cash flows from operating activities:				
Income before income taxes and minority interests	11,114	12,196	1,082	19,523
Depreciation and amortization	11,894	13,295	1,400	24,648
Impairment loss	68	69	1	74
Amortization of goodwill	546	534	(12)	1,078
Equity (income) loss of affiliates	2	(0)	(2)	5
Interest and dividend income	(286)	(461)	(174)	(610)
Interest expenses	2,654	2,494	(159)	5,224
Settlement loss	—	—	—	808
(Gain) loss on sales of fixed assets	(46)	14	61	140
Loss on disposal of fixed assets	372	289	(82)	1,364
Decrease in reserve for losses on after-care of products	(577)	—	577	(577)
(Gain) loss on sales of investments securities	—	—	—	(0)
Increase in notes and accounts receivable	(6,089)	(3,363)	2,726	(3,673)
(Increase) decrease in inventories	1,719	(2,894)	(4,614)	6,403
Increase (decrease) in notes and accounts payable	3,495	2,602	(892)	(1,629)
Decrease in allowance for doubtful receivables	(28)	(11)	16	(102)
Increase in accrued bonuses	1,683	2,340	657	138
Increase (decrease) in allowance for bonuses to directors and corporate auditors	—	(49)	(49)	69
Increase (decrease) in retirement allowance	(18)	251	270	814
Increase in prepaid pension cost	—	(39)	(39)	(1,408)
Increase (decrease) in allowance for retirement benefits to executive officers	12	(11)	(23)	24
Decrease in allowance for business restructuring losses	(388)	(7)	380	(2,649)
Others	1,464	421	(1,042)	(2,486)
Sub-total	27,592	27,671	79	47,178
Interest and dividends received	285	459	174	610
Interest paid	(2,622)	(2,477)	145	(5,251)
Income tax paid	(3,370)	(5,346)	(1,975)	(4,635)
Settlement package paid	—	(808)	(808)	—
Net cash provided by operating activities	21,885	19,499	(2,385)	37,902
2. Cash flows from investing activities:				
Purchase of tangible fixed assets	(8,905)	(12,035)	(3,130)	(16,969)
Proceeds from sales of tangible fixed assets	1,636	1,026	(609)	5,187
Purchase of intangible fixed assets	(441)	(340)	100	(697)
Purchase of investments in securities	(0)	(0)	(0)	(2,666)
Proceeds from sales of investments in securities	—	—	—	1
Long term loans receivables	(18)	(11)	7	(31)
Recovery of long term loans receivables	19	7	(11)	38
Others	79	89	9	(42)
Net cash used in investing activities	(7,630)	(11,263)	(3,633)	(15,180)
3. Cash flows from financing activities:				
Decrease in short-term loans payable	(16,134)	(2,060)	14,074	(24,876)
Proceeds from long-term loans	1,000	1,000	—	11,000
Repayment of long-term loans	—	(3,165)	(3,165)	(6,000)
Payment for redemption of bonds	—	—	—	(3,000)
Purchase of treasury stock	(4)	(9)	(5)	(13)
Cash dividends paid	(2,793)	(3,990)	(1,196)	(2,793)
Net cash used in financing activities	(17,931)	(8,225)	9,706	(25,683)
4. Effect of exchange rate changes on cash and cash equivalents	53	(44)	(98)	307
5. Net decrease in cash and cash equivalents	(3,623)	(34)	3,588	(2,654)
6. Cash and cash equivalents at beginning of period	24,385	21,731	(2,654)	24,385
7. Cash and cash equivalents at end of period	20,762	21,697	934	21,731

(5) Basis of presenting interim consolidated financial statements

1. Scope of consolidation and application of equity method
Number of consolidated companies.............41 companies
The names of principal consolidated subsidiaries, stated in 2. Condition of group of enterprises, are omitted.

Number of affiliated companies...................1 company
of which, equity method is applied to 1 company including Shonan Seiki Co., Ltd.

2. Scope of consolidation and application of equity method
(a) Changes in consolidated subsidiaries

Anew:	None		
Exclusion:	Liquidation	(1 company)	MINEBEA ELECTRONICS (UK) LIMITED

(b) Changes of the companies subject to equity method

Anew:	None
Exclusion:	None

3. Interim balance sheet dates of consolidated subsidiaries and equity-method companies
Consolidated subsidiaries which were accounted for by the equity method whose interim balance sheets are different from the consolidated interim balance sheet date, the Company uses their interim financial statements based upon the provisional settlement of accounts they balanced as of the consolidated interim balance sheet date in the preparation of the financial statements of the current consolidated interim term.

Company which was accounted for by the equity method whose interim balance sheets are different from the consolidated interim balance sheet date, the Company uses their interim financial statements based upon the provisional settlement of accounts they balanced as of the consolidated interim balance sheet date in the preparation of the financial statements of the current consolidated interim term.

4. Accounting policies
(a) Valuation basis and method of significant assets
1. Securities
Other marketable securities
Securities with market value
The Company adopted the market value method based on market prices and other conditions at the end of the interim term. Also, the Company accounted for all valuation differences based on the direct net asset method and the sales costs are calculated by the moving average method. The company's consolidated overseas subsidiaries also used primarily the same accounting method.
Securities without market value
Non listed securities are stated at cost determined by the moving average method.
2. Inventories
The Company and consolidated domestic subsidiaries state primarily at the moving average cost.
Consolidated overseas subsidiaries state at the lower of first-in, first-out cost or market, or at the lower of average cost or market.

(b) Method of significant depreciation
1. Tangible fixed assets
The Company and consolidated domestic subsidiaries adopt the declining balance method. Their major useful lives are as follows:

Buildings and structures	2 to 50 years
Machinery and equipment	2 to 15 years
Tools, furniture and fixtures	2 to 20 years

They also collectively show equal charges for small depreciable assets (whose acquisition values are not less than 100,000 yen and less than 200,000 yen) over the three years each consolidated fiscal year.
Consolidated overseas subsidiaries mainly adopt the straight-line method.
(Change of depreciation method)
From the current consolidated interim accounting period, regarding the fixed assets purchased on or after April 1, 2007, the Company posts depreciation and amortization expenses pursuant to the depreciation method provided in the revised Corporation Tax Law.
This respectively decreases 48 million yen in operating income, ordinary income and interim income before income taxes and minority interests.

(Additional information)

Of tangible fixed assets acquired before March 31, 2007, regarding those whose depreciation up to their depreciable amounts was completed, the Company depreciates their remaining book values equally over five years from the current consolidated interim accounting period.

This respectively decreases 116 million yen in operating income, ordinary income and interim income before income taxes and minority interests.

2. Intangible fixed assets

The Company and consolidated domestic subsidiaries mainly adopt the straight-line method. However, depreciation of software (for internal use) is computed on the straight-line method based on our expected useful period (5 years).

Consolidated overseas subsidiaries mainly adopt the straight-line method.

(c) Valuation basis of significant allowances

1. Allowance for doubtful receivables

The Company and consolidated domestic subsidiaries make the record in the amount required for the estimated uncollectible receivables based on actual losses of trade receivables and on collectibility of specific receivables with loss possibilities.

Consolidated overseas subsidiaries make the record in the amount required for the estimated uncollectible receivables based on the collectibility of each receivable for possible losses on the receivables.

2. Accrued bonuses

The Company and consolidated domestic subsidiaries make preparations for the payment of bonuses to employees, accrued bonuses are shown based on the anticipated amounts of payment in the current term. Consolidated overseas subsidiaries make the record on accrual basis.

3. Allowance for bonuses to directors and corporate auditors

To provide for payment of bonuses to directors and corporate auditors, the Company reported the burden for the current consolidated interim term.

4. Allowance for retirement benefits

Regarding the Company and its consolidated Japanese subsidiaries, to provide for payment of employee retirement benefits, the Company reported allowance for retirement benefits or prepaid pension costs, based on estimated retirement benefit debts and pension assets at the end of the current consolidated interim accounting period.

At the end of the current consolidated interim accounting period, prepaid pension costs is included in others of investments and other assets.

Over the five years within the average remaining length of employees' service, the Company will charge differences in mathematical calculation to expenses from the next term, in accordance with the straight-line method.

Regarding the company's consolidated overseas subsidiaries, each subsidiary stated retirement benefits or prepaid pension costs estimated to accrue at the end of the current consolidated interim accounting period to provide for employee retirement benefits.

At the end of the current consolidated interim accounting period, prepaid pension costs is included in others of investments and other assets.

Unrecognized prior service cost is amortized using the straight-line method over a period of 10 years as cost. Actuarial gains and losses are amortized using the straight-line method over a period of 10 years, from the period subsequent to the period in which they are incurred.

5. Allowance for retirement benefits to executive officers

We posted retirement allowances to be required for payment at the end interim period of the current consolidated fiscal year in accordance with Company regulations.

6. Allowance for business restructuring losses

Based upon the decision of the structural reform plan for its PC keyboard business and other key businesses, the Company has reported the reasonably estimated amounts of expenses that it is expected to incur in the future. The company's consolidated overseas subsidiaries also used primarily the same accounting method.

(d) Translation of foreign currency assets and liabilities in financial statements of the Company and consolidated subsidiaries

The Company and its consolidated domestic subsidiaries translate monetary receivables and payables in foreign currency into yen at the spot exchange rates on the interim period balance sheets date. The resulting exchange differences are accounted for as an exchange gain or loss.

Assets and liabilities are translated into yen at the spot exchange rates at the interim consolidation date, while revenues and expenses are translated into yen at the average rates for the year. Exchange differences are included in foreign currency translation adjustments and minority interests in shareholders' equity.

(e) Accounting method of significant lease transactions

In accordance with the accounting method in reference to ordinary rental transactions, the Company and its consolidated domestic subsidiaries accounted for finance lease transactions, excluding those in which the ownership of leased property will be transferred to the lessees. The company's consolidated overseas subsidiaries also used primarily the same accounting method.

(f) Accounting method of significant hedge transactions

1. Method of hedge accounting

The Company adopts the allocation method to account for the forward exchange contracts for foreign currency-denominated receivables and payables, and the deferred hedge method to account for the forward exchange contracts for foreign currency-denominated anticipated transactions. The Company also adopts the special method to account for the interest rate swaps, which meet the requirements of special accounting.

2. Hedging vehicles and hedged items

(Hedging vehicles)

Forward exchange contracts

Interest rate swaps

(Hedged items)

Monetary receivables and payables in foreign currency

Anticipated transactions in foreign currencies

Interest rates on borrowings

3. Hedge policy

Under the guidance of its Finance Department, the Company makes forward exchange contracts to hedge risks in foreign exchange fluctuations arising from export and import transactions, and from lending in foreign currency. The Company also makes interest rate swaps to hedge fluctuation risks in interest rates on borrowings.

4. Method of assessing hedge effectiveness

Regarding forward exchange contracts, in principle, the Company allocates them to monetary receivable and payable with same maturities and same amounts in foreign currency at closing of forward exchange contracts in accordance with the risk management policy. This completely ensures correlations reflecting subsequent exchange rate fluctuations. The Company assesses hedge effectiveness based upon such correlations. Also, regarding interest rate swaps, the Company assesses hedge effectiveness based upon the fulfillment of the accounting requirements for special treatment.

(Notes) The company's consolidated overseas subsidiaries also used primarily the same accounting method listed above in 1-4.

(g) Accounting method of consumption tax and other

Consumption tax and other related taxes are excluded from revenue and purchases of the Company.

5. Range of cash in cash flow statements

Cash and cash equivalents consist of cash on hand, demand deposit and short-term investments which expire within three months from acquisition date, have high liquidity and are easily turned into cash.

(6) Notes

(Interim Consolidated Balance Sheets)

As of September 30, 2006	As of September 30, 2007
1. Commitment line contracts — Millions of yen To ensure efficient procurement of operating funds, the Company has entered into commitment line contracts with financial institutions. Unused commitments at the end of the current interim consolidated fiscal year based on these contracts are as follows: Total commitments 10,000 Used commitments – Balance 10,000	1. Commitment line contracts — Millions of yen To ensure efficient procurement of operating funds, the Company has entered into commitment line contracts with financial institutions. Unused commitments at the end of the current interim consolidated fiscal year based on these contracts are as follows: Total commitments 10,000 Used commitments – Balance 10,000
2. Matured notes at end of consolidated interim term Matured notes at end of consolidated interim term are settled at the exchange date of notes. In the consolidated interim term under review, the end date of the term fell on a holiday of financial institutions, and due to this, the following matured notes are included in the consolidated interim balance. Notes receivable 469 million yen Notes payable 943 million yen Current liabilities-Others (Notes payable for equipment) 62 million yen	2. Matured notes at end of consolidated interim term Matured notes at end of consolidated interim term are settled at the exchange date of notes. In the consolidated interim term under review, the end date of the term fell on a holiday of financial institutions, and due to this, the following matured notes are included in the consolidated interim balance. Notes receivable 319 million yen Notes payable 765 million yen Current liabilities-Others (Notes payable for equipment) 79 million yen
3. None	3. Marketable securities and Investments in securities The balance of money in trust is 2,589 million yen. This is the balance of U.S. Treasury securities, etc. purchased for financial investment by captive insurance subsidiary MHC INSURANCE COMPANY, LTD. established on October 4, 2006. The application of this trust fund is limited to payment of compensation resulting from recall insurance accidents related to the Minebea Group.

As of March 31, 2007
1. Commitment line contracts — Millions of yen To ensure efficient procurement of operating funds, the Company has entered into commitment line contracts with financial institutions. Unused commitments at the end of the current consolidated fiscal year based on these contracts are as follows: Total commitments 10,000 Used commitments — Balance 10,000 2. Matured notes at end of consolidated accounting period The Company accounts for settlement of matured notes at the end of consolidated accounting period at their exchange dates. Because the end of the current consolidated accounting period was a holiday of financial institutions, the Company includes the following matured notes in their balance at the end of the period. Notes receivable 338 million yen Notes payable 937 million yen Current liabilities-Others (Notes payable for equipment) 63 million yen 3. Marketable securities and Investments in securities The balance of money in trust is 2,628 million yen. This is the balance of U.S. Treasury securities, etc. purchased for financial investment by captive insurance subsidiary MHC INSURANCE COMPANY, LTD. established on October 4, 2006. The application of this trust fund is limited to payment of compensation resulting from recall insurance accidents related to the Minebea Group.

(Interim Consolidated Statements of Income)

Half year ended September 30, 2006

1. Major items of selling, general and administrative expenses are as follows:

	Millions of yen
Packing and freight expenses	5,154
Salaries	5,673
Provision for bonus	627
Provision for reserve for retirement benefits to executive officers	12
Amortization of goodwill	546

2. Fixed assets had the following sales gains: 49 million yen from the sale of buildings and structures; 81 million yen from the sale of machinery and equipment, and vehicles; and 0 million yen from the sale of tools, furniture and fixtures.

3. Fixed assets had the following sales losses: 3 million yen from the sale of buildings and structures; 78 million yen from the sale of machinery and equipment, and vehicles; and 3 million yen from the sale of tools, furniture and fixtures.

4. Fixed assets had the following disposal losses: 82 million yen from the disposal of buildings and structures; 249 million yen from the disposal of machinery and equipment, and vehicles; and 41 million yen from the disposal of tools, furniture and fixtures.

Half year ended September 30, 2007

1. Major items of selling, general and administrative expenses are as follows:

	Millions of yen
Packing and freight expenses	5,439
Salaries	6,070
Provision for bonus	721
Provision for reserve for bonuses to directors and corporate auditors	20
Provision for reserve for retirement benefits to executive officers	12
Amortization of goodwill	534

2. Fixed assets had the following sales gains: 5 million yen from the sale of buildings and structures; 43 million yen from the sale of machinery and equipment, and vehicles; and 0 million yen from the sale of tools, furniture and fixtures.

3. Fixed assets had the following sales losses: 64 million yen from the sale of machinery and equipment, and vehicles; and 0 million yen from the sale of tools, furniture and fixtures.

4. Fixed assets had the following disposal losses: 104 million yen from the disposal of buildings and structures; 165 million yen from the disposal of machinery and equipment, and vehicles; and 18 million yen from the disposal of tools, furniture and fixtures.

Year ended March 31, 2007

1. Major items of selling, general and administrative expenses are as follows:

	Millions of yen
Packing and freight expenses	10,401
Salaries	11,472
Provision for bonuses	1,169
Provision for reserve for bonuses to directors and corporate auditors	69
Retirement allowance to directors	24
Amortization of goodwill	1,078

2. Fixed assets had the following sales gains: 50 million yen from the sale of buildings and structures; 95 million yen from the sale of machinery and equipment, and vehicles; and 2 million yen from the sale of tools, furniture and fixtures; and 35 million yen from the sale of land.

3. Fixed assets had the following sales losses: 40 million yen from the sale of buildings and structures; 165 million yen from the sale of machinery and equipment, and vehicles; and 100 million yen from the sale of tools, furniture and fixtures; and 17 million yen from the sale of land.

4. Fixed assets had the following disposal losses: 288 million yen from the disposal of buildings and structures; 1,002 million yen from the disposal of machinery and equipment, and vehicles; and 71 million yen from the disposal of tools, furniture and fixtures; and 1 million yen from the disposal of land.

Half year ended September 30, 2006	Half year ended September 30, 2007

Half year ended September 30, 2006

5. Impairment loss

Outline of the asset groups on which impairment losses were recognized (Amount: millions of yen)

Use	Location	FY2007 Interim	
		Class	Amount
Idle assets	Four facilities-Former Kyoto,Ibaraki,Ichinoseki plants and Saku plant (Hachiman City, Kyoto Pref., etc.)	Buildings And structures	41
		Machinery and transportation equipment	6
		Tool, furniture and fixtures	0
		Land	20
		Total	68

Asset grouping method

Based on its business classification, the Minebea Group has grouped assets in the smallest units of its operating businesses, which generate almost independent cash flows.

Reason for the recognition of impairment losses

The above fixed assets (buildings, structures and land, etc) impaired in the current interim consolidated accounting period are idle assets and have no future utilization plans. Due to this, the Company recognized impairment losses on those assets.

Calculation method of collectable amounts

The Company makes net sales proceed-based calculations and assessments mainly based on the standards for real estate appraisals.

6. None

Half year ended September 30, 2007

5. Impairment loss

Outline of the asset groups on which impairment losses were recognized (Amount: millions of yen)

Use	Location	FY2008 Interim	
		Class	Amount
Idle assets	Four facilities-Former Kyoto,Ibaraki,Ichinoseki plants and Kanegasaki plant (Hachiman City, Kyoto Pref., etc.)	Land	69
		Total	69

Asset grouping method

Based on its business classification, the Minebea Group has grouped assets in the smallest units of its operating businesses, which generate almost independent cash flows.

Reason for the recognition of impairment losses

The above fixed assets (land) impaired in the current interim consolidated accounting period are idle assets and have no future utilization plans. Due to this, the Company recognized impairment losses on those assets.

Calculation method of collectable amounts

The Company makes net sales proceed-based calculations and assessments mainly based on the standards for real estate appraisals.

6. None

Year ended March 31, 2007

5. Impairment loss

Outline of the asset groups on which impairment losses were recognized (Amount: millions of yen)

Use	Location	FY2007	
		Class	Amount
Idle assets	Four facilities-Former Kyoto,Ibaraki,Ichinoseki plants and Saku plant (Hachiman City, Kyoto Pref., etc.)	Buildings And structures	41
		Machinery and transportation equipment	6
		Tools, furniture and fixtures	0
		Land	26
		Total	74

Asset grouping method

Based on its business classification, the Minebea Group has grouped assets in the smallest units of its operating businesses, which generate almost independent cash flows.

Reason for the recognition of impairment losses

The above fixed assets (buildings, structures and land, etc) impaired in the current consolidated accounting period are idle assets and have no future utilization plans. Due to this, the Company recognized impairment losses on those assets.

Calculation method of collectable amounts

The collectable amounts of the assets are based on net sales proceeds. Their assessed values are calculated based on the standards for real estate appraisals.

6. Business restructuring loss — Millions of yen

This loss consists of the following allowances and amounts incurred for the current accounting period, based upon the structural reform plan for the PC keyboard business, etc.

Loss on disposal of fixed assets related to business restructuring	40

(Interim Consolidated Statement of Changes in Net Assets)

FY2007 Interim (April 1, 2006 through September 30, 2006)

1. Class and Number of Shares Issued and Class and Number of Treasury Stock

	Shares at previous FY (shares)	Increased shares during the interim term (shares)	Decreased shares during the interim term (shares)	Shares at interim term-end (shares)
Shares issued				
Common stock	399,167,695	—	—	399,167,695
Total	399,167,695	—	—	399,167,695
Treasury stock				
Common stock (Notes)	121,371	6,785	1,017	127,139
Total	121,371	6,785	1,017	127,139

(Notes) 1. The 6,785 shares increase in the number of own shares of common stock mainly reflects purchases of fractional shares.

2. The 1,017 shares decrease in the number of own shares of common stock reflects requests for purchase of fractional shares.

2. Dividend

(1) Dividend Paid

Resolution	Class of stock	Total dividend (millions of yen)	Dividend per share (yen)	Record date	Effective date
Ordinary general meeting of shareholders on June 29, 2006	Common stock	2,793	7.00	March 31, 2006	June 30, 2006

FY2008 Interim (April 1, 2007 through September 30, 2007)

1. Class and Number of Shares Issued and Class and Number of Treasury Stock

	Shares at previous FY (shares)	Increased shares during the interim term (shares)	Decreased shares during the interim term (shares)	Shares at interim term-end (shares)
Shares issued				
Common stock	399,167,695	—	—	399,167,695
Total	399,167,695	—	—	399,167,695
Treasury stock				
Common stock (Notes)	140,160	14,271	683	153,748
Total	140,160	14,271	683	153,748

(Notes) 1. The 14,271 shares increase in the number of own shares of common stock mainly reflects purchases of fractional shares.

2. The 683 shares decrease in the number of own shares of common stock reflects requests for purchase of fractional shares.

2. Dividend

(1) Dividend Paid

Resolution	Class of stock	Total dividend (millions of yen)	Dividend per share (yen)	Record date	Effective date
Ordinary general meeting of shareholders on June 28, 2007	Common stock	3,990	10.00	March 31, 2007	June 29, 2007

FY2007 (April 1, 2006 through March 31, 2007)

1. Class and Number of Shares Issued and Class and Number of Treasury Stock

	Shares at previous FY (shares)	Increased shares in current FY (shares)	Decreased shares in current FY (shares)	Shares at end of current FY (shares)
Shares issued				
Common stock	399,167,695	–	–	399,167,695
Total	399,167,695	–	–	399,167,695
Treasury stock				
Common stock (Notes)	121,371	20,837	2,048	140,160
Total	121,371	20,837	2,048	140,160

(Notes) 1. The 20,837 shares increase in the number of own shares of common stock mainly reflects purchases of fractional shares.

2. The 2,048 shares decrease in the number of own shares of common stock reflects requests for purchase of fractional shares.

2. Dividend

(1) Dividend Paid

Resolution	Class of stock	Total dividend (millions of yen)	Dividend per share (yen)	Record date	Effective date
Ordinary general meeting of shareholders on June 29, 2006	Common stock	2,793	7.00	March 31, 2006	June 30, 2006

(2) Of the dividends whose record date belongs to the current fiscal year those whose effective date is in the next fiscal year

The following resolution is planned.

Resolution	Class of stock	Total dividend (millions of yen)	Dividend source	Dividend per share (yen)	Record date	Effective date
Ordinary general meeting of shareholders on June 28, 2007	Common stock	3,990	Earning surplus	10.00	March 31, 2007	June 29, 2007

(Interim Consolidated Cash Flow Statements)

Half year ended September 30, 2006	Half year ended September 30, 2007
1. Relationship between cash and cash equivalents at half year end and the amount of the account stated in the interim consolidated balance sheets. Cash and cash equivalents at September 30, 2006 agree with the amount of the account stated in the interim consolidated balance sheets.	1. Relationship between cash and cash equivalents at half year end and the amount of the account stated in the interim consolidated balance sheets. Cash and cash equivalents at September 30, 2007 agree with the amount of the account stated in the interim consolidated balance sheets.

Year ended March 31, 2007
1. Relationship between cash and cash equivalents at year end and the amount of the account stated in the consolidated balance sheets. Cash and cash equivalents at March 31, 2007 agree with the amount of the account stated in the consolidated balance sheets.

(a) Relating to lease transactions

	Millions of yen								
	Half year ended Sept.30, 2006			Half year ended Sept.30, 2007			Year ended March 31, 2007		
(1) Equivalent of acquisition value of leased items, equivalent of total amount of depreciation, accumulated impairment loss equivalent, and equivalent of interim (year-end) closing balance:	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of half year-end balance	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of half year-end balance	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of year-end balance
Machinery and transportation equipment	1,333	667	666	1,798	730	1,067	1,439	742	697
Tools, furniture and fixtures	2,553	1,350	1,203	2,361	1,303	1,057	2,387	1,313	1,074
Software	35	23	12	17	8	9	33	12	21
Total	3,923	2,041	1,882	4,177	2,042	2,134	3,860	2,067	1,792

Because of a low ratio of the interim (year-end) closing balance of unexpired lease expenses to a total amount of the interim (year-end) closing balance of tangible fixed assets, equivalent of acquisition value in the period under review has been calculated based on "interest payment inclusive method."

(2) Equivalent of interim(year-end) closing balance of unexpired lease expenses:

within-1-year	901	943	895
over 1-year	980	1,190	896
Total	1,882	2,134	1,792

Because of a low ratio of the interim (year-end) closing balance of unexpired lease expenses to a total amount of the interim (year-end) closing balance of tangible fixed assets, equivalent of the interim (year-end) closing balance of unexpired lease expenses in the period under review has been calculated based on " Interest payment inclusive method".

(3) The amount of lease expenses, mobilization of lease asset impairment losses, equivalent of depreciation expenses and impairment loss:

Amount of lease expenses	532	572	1,080
Equivalent of depreciation expenses	532	572	1,080

(4) Method of computing equivalent of depreciation expenses:
Computation is based on straight-line method with the lease term as a useful life and the residual value to be set at zero.

(Impairment loss) There were no impairment losses allocated to lease assets.

(b) Marketable securities

FY2007 Interim (As of September 30, 2006)

1. Other marketable securities with market value

(Amount: millions of yen)

	Acquisition cost	Reported amount in B/S	Difference
Stock	3,080	9,256	6,175
Receivables	—	—	—
Others	—	—	—
Total	3,080	9,256	6,175

2. Major securities that are not marked to market

(Amount: millions of yen)

	Reported amount in B/S
Other marketable securities Non-listed stock	473

FY2008 Interim (As of September 30, 2007)

1. Other marketable securities with market value

(Amount: millions of yen)

	Acquisition cost	Reported amount in B/S	Difference
Stock	3,081	6,681	3,599
Receivables	2,569	2,589	20
Others	—	—	—
Total	5,650	9,271	3,620

2. Change of Holding Purpose during the Period

For the marketable securities that were held for held-to-maturity purposes, the Company changes its holding target to other marketable securities from the current consolidated interim accounting period pursuant to its changed financial investment policy. The impact of this change is minor.

3. Major securities that are not marked to market

(Amount: millions of yen)

	Reported amount in B/S
Other marketable securities Non-listed stock	474

FY2007 (As of March 31, 2007)

1. Debt securities held to maturity with market values

(Amount: millions of yen)

	Reported amount in B/S	Market value	Difference
Government bonds, municipal bonds, etc.	2,628	2,628	0
Bonds	—	—	—
Others	—	—	—
Total	2,628	2,628	0

2. Other marketable securities with market value

(Amount: millions of yen)

	Acquisition cost	Reported amount in B/S	Difference
Stock	3,081	8,482	5,401
Receivables	—	—	—
Others	—	—	—
Total	3,081	8,482	5,401

3. Major securities that are not marked to market

(Amount: millions of yen)

	Reported amount in B/S
Other marketable securities Non-listed stock	473

(c) Derivative Transactions

Contract amounts etc., current prices, and unrealized profits or losses of derivatives

As of September 30, 2006	As of September 30, 2007
Not applicable We excluded the items that are applied hedge account from this financial year's report.	Not applicable We excluded the items that are applied hedge account from this financial year's report.

As of March 31, 2007
Not applicable We excluded the items that are applied hedge account from this financial year's report.

(d) Segment Information

(1) Business segments

(Amount: millions of yen)

	FY2007 Interim (April 1, 2006 through September 30, 2006)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	67,768	96,229	163,998	–	163,998
(2) Sales to other segment	3,347	2,094	5,442	(5,442)	–
Total	71,116	98,323	169,440	(5,442)	163,998
Operating expense	57,799	98,273	156,073	(5,442)	150,630
Operating income	13,317	50	13,367	–	13,367
2. Assets, depreciation, impairment loss and capital expenditure					
Assets	201,485	222,726	424,211	(76,668)	347,543
Depreciation	6,046	5,847	11,894	–	11,894
Impairment loss	28	40	68	–	68
Capital expenditure	3,733	5,613	9,346	–	9,346

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business .... Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business....................... Small motors, PC keyboards, Speakers, Back lights, Hybrid ICs, Inverter, Strain gauges, Load cells, etc.

(Amount: millions of yen)

	FY2008 Interim (April 1, 2007 through September 30, 2007)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	72,249	95,998	168,247	–	168,247
(2) Sales to other segment	4,639	2,425	7,064	(7,064)	–
Total	76,888	98,423	175,312	(7,064)	168,247
Operating expense	63,184	97,006	160,191	(7,064)	153,126
Operating income	13,704	1,417	15,121	–	15,121
2. Assets, depreciation, impairment loss and capital expenditure					
Assets	213,530	224,808	438,338	(82,194)	356,144
Depreciation	6,896	6,398	13,295	–	13,295
Impairment loss	30	39	69	–	69
Capital expenditure	5,279	7,153	12,432	–	12,432

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business .... Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business....................... Small motors, PC keyboards, Speakers, Back lights, Inverter, Strain gauges, Load cells, etc.

(Amount: millions of yen)

	FY2007 (April 1, 2006 through March 31, 2007)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income Total sales (1) Sales to customers	137,662	193,359	331,022	—	331,022
(2) Sales to other segment	7,212	4,135	11,347	(11,347)	—
Total	144,874	197,495	342,370	(11,347)	331,022
Operating expense	118,679	197,425	316,105	(11,347)	304,757
Operating income	26,195	69	26,265	—	26,265
2. Assets, depreciation, impairment loss and capital expenditure Assets	216,595	224,047	440,643	(85,858)	354,784
Depreciation	12,507	12,140	24,648	—	24,648
Impairment loss	30	43	74	—	74
Capital expenditure	8,422	9,243	17,666	—	17,666

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business .... Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business....................... Small motors, PC keyboards, Speakers, Back lights, Inverter, Strain gauges, Load cells, etc.

(2) Geographical segments

(Amount: millions of yen)

	FY2007 Interim (April 1, 2006 through September 30, 2006)						
	Japan	Asia (excluding Japan)	North America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	41,825	79,352	28,594	14,225	163,998	–	163,998
(2) Sales to other segment	82,044	82,399	816	696	165,957	(165,957)	–
Total	123,869	161,751	29,411	14,921	329,955	(165,957)	163,998
Operating expense	119,092	155,855	27,512	14,127	316,587	(165,957)	150,630
Operating income	4,777	5,895	1,899	794	13,367	–	13,367
2. Assets	164,349	246,664	34,478	20,389	465,882	(118,339)	347,543

(Notes) Dividing method and main countries in each territory

(a) Dividing method........ By geographical distance

(b) Main countries in each territory

Asia (excluding Japan) .... Thailand, Singapore, China, Taiwan, Korea, etc.

North America .... United States

Europe .... United Kingdom, Germany, France, Italy, etc.

(Amount: millions of yen)

	FY2008 Interim (April 1, 2007 through September 30, 2007)						
	Japan	Asia (excluding Japan)	North America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	37,982	85,500	28,088	16,676	168,247	–	168,247
(2) Sales to other segment	84,536	87,843	1,015	567	173,964	(173,964)	–
Total	122,519	173,343	29,104	17,244	342,212	(173,964)	168,247
Operating expense	117,832	166,067	26,606	16,584	327,090	(173,964)	153,126
Operating income	4,687	7,276	2,498	659	15,121	–	15,121
2. Assets	156,378	263,893	36,227	22,853	479,353	(123,209)	356,144

(Notes) Dividing method and main countries in each territory

(a) Dividing method........ By geographical distance

(b) Main countries in each territory

Asia (excluding Japan) .... Thailand, Singapore, China, Taiwan, Korea, etc.

North America .... United States

Europe .... United Kingdom, Germany, France, Italy, etc.

(Amount: millions of yen)

	FY2007 (April 1, 2006 through March 31, 2007)						
	Japan	Asia (excluding Japan)	North America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	83,264	162,330	56,109	29,317	331,022	–	331,022
(2) Sales to other segment	163,914	165,062	1,750	1,081	331,808	(331,808)	–
Total	247,179	327,392	57,860	30,398	662,830	(331,808)	331,022
Operating expense	237,409	316,093	54,130	28,932	636,565	(331,808)	304,757
Operating income	9,769	11,299	3,730	1,465	26,265	–	26,265
2. Assets	162,335	258,045	35,692	21,325	477,398	(122,614)	354,784

(Notes) Dividing method and main countries in each territory

(a) Dividing method........ By geographical distance

(b) Main countries in each territory

Asia (excluding Japan) ....Thailand, Singapore, China, Taiwan, Korea, etc.
North America ....United States
Europe ....United Kingdom, Germany, France, Italy, etc.

(3) Overseas sales

(Amount: millions of yen)

	FY2007 Interim (April 1, 2006 through September 30, 2006)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	80,875	23,516	16,925	121,317
2. Total sales				163,998
3. Overseas sales on total sales	49.3%	14.4%	10.3%	74.0%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method........ By geographical distance
(b) Main countries in each territory
Asia (excluding Japan) ....Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America ....United States, Canada, Mexico, etc.
Europe ....United Kingdom, Germany, France, Italy, Netherlands, etc.

(Amount: millions of yen)

	FY2008 Interim (April 1, 2007 through September 30, 2007)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	87,788	22,883	18,889	129,561
2. Total sales				168,247
3. Overseas sales on total sales	52.2	13.6	11.2	77.0

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method.......: By geographical distance
(b) Main countries in each territory
Asia (excluding Japan) ....Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America ....United States, Canada, Mexico, etc.
Europe ....United Kingdom, Germany, France, Italy, Netherlands, etc.

(Amount: millions of yen)

	FY2007 (April 1, 2006 through March 31, 2007)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	166,256	44,927	35,119	246,303
2. Total sales				331,022
3. Overseas sales on total sales	50.2%	13.6%	10.6%	74.4%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method........ By geographical distance
(b) Main countries in each territory
Asia (excluding Japan) ....Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America ....United States, Canada, Mexico, etc.
Europe ....United Kingdom, Germany, France, Italy, Netherlands, etc.

(7) Per share data

	Half year ended September 30, 2006	Half year ended September 30, 2007	Year ended March 31, 2007
Net assets per share (yen)	322.03	370.97	356.75
Interim net income per share (yen)	18.72	18.73	32.23
Fully diluted interim net income per share (yen)	Not stated due to no residual securities in existence.	Not stated due to no residual securities in existence.	Not stated due to no residual securities in existence.

(Note) 1. The following are the basis for calculating net assets per share.

	As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Total net assets (millions of yen)	128,827	148,816	142,558
Deduction from total net assets (millions of yen)	324	794	204
(Minority interests of the deduction)	(324)	(794)	(204)
Interim-end net assets related to common stock (millions of yen)	128,502	148,021	142,353
Interim-end common stock used for the calculation of net assets per share (shares)	399,040,556	399,013,947	399,027,535

2. The following are the basis for calculating interim net income per share and diluted interim net income per share.

	Half year ended September 30, 2006	Half year ended September 30, 2007	Year ended March 31, 2007
Interim net income per share			
Interim net income (millions of yen)	7,468	7,474	12,862
Amount not available for common stock (millions of yen)	—	—	—
Interim net income related to common stock (millions of yen)	7,468	7,474	12,862
Average shares of common stock outstanding (shares)	399,042,303	399,020,587	399,037,098

(8) Subsequent event

There were no significant events subsequent to the half year ended September 30, 2007.

5. Interim Non-Consolidated Financial Statements

(1) Interim Non-Consolidated Balance Sheets

	As of September 30, 2006		As of September 30, 2007		Increase (Decrease)	As of March 31, 2007	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	Millions of yen	% Comp.
ASSETS							
Current assets	124,589	34.8	119,653	33.6	(4,935)	124,653	34.9
Cash and cash equivalents	10,624		8,887			11,878	
Notes receivable	4,389		2,776			2,861	
Accounts receivable	56,251		55,363			52,437	
Inventories	9,301		9,116			8,411	
Short-term loans receivable from affiliates	41,254		42,388			47,461	
Deferred tax assets	4,394		4,192			4,584	
Others	4,228		2,814			2,672	
Allowance for doubtful receivables	(5,854)		(5,884)			(5,654)	
Fixed assets	233,584	65.2	236,189	66.4	2,605	232,440	65.1
Tangible fixed assets	25,186		25,222			24,183	
Intangible fixed assets	3,118		2,919			3,013	
Investments and other assets	205,279		208,047			205,243	
Investments in securities	9,727		7,151			8,953	
Investments securities in affiliates	161,861		162,255			161,861	
Investments in partnerships with affiliates	32,406		36,152			32,406	
Long-term loans receivable from affiliates	541		404			501	
Deferred tax assets	388		699			321	
Others	794		1,737			1,602	
Allowance for doubtful receivables	(440)		(353)			(403)	
Deferred charges	23	0.0	5	0.0	(18)	10	0.0
Total assets	358,196	100.0	355,847	100.0	(2,349)	357,104	100.0

	As of September 30, 2006		As of September 30, 2007		Increase (Decrease)	As of March 31, 2007	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	Millions of yen	% Comp.
LIABILITIES							
Current liabilities	99,880	27.9	113,126	31.8	13,246	97,183	27.2
Notes payable	3,947		3,169			3,133	
Accounts payable	36,248		32,759			30,374	
Short-term loans payable	38,100		37,300			31,700	
Short-term loans payable from affiliates	—		4,944			5,075	
Current portion of long-term loans payable	7,000		11,000			12,000	
Current portion of bonds	3,000		15,000			—	
Accrued income taxes	578		735			2,172	
Accrued bonuses	2,074		2,313			2,062	
Allowance for bonuses to directors and corporate auditors	—		20			69	
Allowance for business restructuring losses	4,946		64			5,483	
Others	3,984		5,819			5,112	
Long-term liabilities	79,561	22.2	64,562	18.1	(14,998)	78,573	22.0
Bonds	36,500		21,500			36,500	
Long-term loans payable	43,000		43,000			42,000	
Allowance for retirement benefits to executive officers	61		62			73	
Total liabilities	179,441	50.1	177,689	49.9	(1,752)	175,757	49.2
NET ASSETS							
Shareholders' equity	174,988	48.9	175,962	49.5	974	178,051	49.9
Common stock	68,258	19.1	68,258	19.2	—	68,258	19.1
Capital surplus	94,756	26.4	94,756	26.6	0	94,756	26.6
Capital reserve	94,756		94,756			94,756	
Others	0		0			0	
Earning surplus	12,038	3.4	13,032	3.7	993	15,111	4.2
Earned surplus	2,085		2,085			2,085	
Others							
Reserve for general purpose	6,500		6,500			6,500	
Retained earnings carried forward.	3,453		4,447			6,526	
Treasury stock	(66)	(0.0)	(85)	(0.0)	(19)	(76)	(0.0)
Revaluation / Translation differences	3,767	1.0	2,195	0.6	(1,571)	3,294	0.9
Difference on revaluation of other marketable securities	3,767		2,195			3,294	
Deferred hedge gain or losses	—		(0)			—	
Total net assets	178,755	49.9	178,158	50.1	(596)	181,346	50.8
Total liabilities and net assets	358,196	100.0	355,847	100.0	(2,349)	357,104	100.0

(2) Interim Non-Consolidated Statements of Income

	Half year ended September 30, 2006		Half year ended September 30, 2007		Increase (Decrease)	Year ended March 31, 2007	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	Millions of yen	% Comp.
Net sales	114,170	100.0	114,833	100.0	663	228,406	100.0
Cost of sales	100,604	88.1	101,461	88.4	856	200,555	87.8
Gross profit	13,565	11.9	13,372	11.6	(193)	27,851	12.2
Selling, general and administrative expenses	9,190	8.1	10,005	8.7	814	18,903	8.3
Operating income	4,375	3.8	3,367	2.9	(1,007)	8,948	3.9
Other income	1,647	1.4	2,296	2.0	648	5,579	2.4
Interest income	311		429			647	
Dividends income	1,007		1,575			4,159	
Rent income of fixed assets	83		77			165	
Others	244		213			606	
Other expenses	1,076	0.9	1,202	1.0	126	2,130	0.9
Interest expenses	392		536			811	
Interest on bonds	370		374			734	
Foreign currency exchange loss	187		200			331	
Others	126		90			253	
Ordinary income	4,946	4.3	4,461	3.9	(485)	12,396	5.4
Extraordinary income	489	0.4	45	0.0	(443)	758	0.3
Gain on sales of fixed assets	195		27			228	
Gain on sales of investments securities	–		–			0	
Reversal of allowance for doubtful receivables	293		18			529	
Extraordinary loss	1,571	1.3	936	0.8	(634)	3,789	1.6
Loss on sales of fixed assets	13		2			52	
Loss on disposal of fixed assets	73		135			288	
Impairment loss	68		69			74	
Allowance for doubtful receivables	–		198			–	
Loss on after-care of products	13		–			33	
Business restructuring loss	1,402		–			2,461	
Compensation payments	–		–			70	
Settlement loss	–		–			808	
Retirement benefits to directors and corporate auditors	–		531			–	
Income before income taxes	3,864	3.4	3,570	3.1	(294)	9,365	4.1
Income taxes (including enterprise tax)	610		942			2,859	
Adjustment of income taxes	709		716			888	
Total income taxes	1,319	1.2	1,659	1.4	339	3,747	1.6
Net income	2,544	2.2	1,910	1.7	(633)	5,618	2.5

(3) Interim Statement of Changes in Non-Consolidated Net Assets

FY2007 Interim (April 1, 2006 through September 30, 2006) (Amount: millions of yen)

	Shareholders' equity							
		Capital surplus			Earning surplus			
	Common stock	Capital reserve	Others	Total capital surplus	Earned surplus	Others: Reserve for general purpose	Others: Retained earnings carried forward	Total earning surplus
Balances at March 31, 2006	68,258	94,756	–	94,756	2,085	11,500	(1,297)	12,287
Changes								
Mobilization of general reserve (Notes)						(5,000)	5,000	–
Cash dividend from earning surplus (Notes)							(2,793)	(2,793)
Net income							2,544	2,544
Purchase of own shares								
Sales of own shares			0	0				
Changes (net) in non-shareholders' equity items								
Total changes	–	–	0	0	–	(5,000)	4,751	(248)
Balances at Sept. 30, 2006	68,258	94,756	0	94,756	2,085	6,500	3,453	12,038

	Shareholders' equity		Revaluation / Translation differences		
	Treasury stock	Total shareholders' equity	Difference on revaluation of other marketable securities	Total revaluation / translation differences	Total net assets
Balances at March 31, 2006	(61)	175,240	4,428	4,428	179,669
Changes					
Mobilization of general reserve (Notes)		–			–
Cash dividend from earning surplus (Notes)		(2,793)			(2,793)
Net income		2,544			2,544
Purchase of own shares	(4)	(4)			(4)
Sales of own shares	0	0			0
Changes (net) in non-shareholders' equity items			(661)	(661)	(661)
Total changes	(4)	(252)	(661)	(661)	(914)
Balances at Sept. 30, 2006	(66)	174,988	3,767	3,767	178,755

(Notes) Mobilization of general reserve and cash dividend from retained earnings were profit appropriation items at the ordinary general meeting of shareholders held in June 2006.

FY2008 Interim (April 1, 2007 through September 30, 2007) (Amount: millions of yen)

	Shareholders' equity							
	Common stock	Capital surplus			Earning surplus			
		Capital reserve	Others	Total capital surplus	Earned surplus	Others: Reserve for general purpose	Others: Retained earnings carried forward	Total earning surplus
Balances at March 31, 2007	68,258	94,756	0	94,756	2,085	6,500	6,526	15,111
Changes								
Cash dividend from earning surplus							(3,990)	(3,990)
Net income							1,910	1,910
Purchase of own shares								
Sales of own shares			0	0				
Changes (net) in non-shareholders' equity items								
Total changes	—	—	0	0	—	—	(2,079)	(2,079)
Balances at Sept. 30, 2007	68,258	94,756	0	94,756	2,085	6,500	4,447	13,032

	Shareholders' equity		Revaluation / Translation differences			Total net assets
	Treasury stock	Total shareholders' equity	Difference on revaluation of other marketable securities	Deferred hedge gain or losses	Total revaluation / translation differences	
Balances at March 31, 2007	(76)	178,051	3,294	—	3,294	181,346
Changes						
Cash dividend from earning surplus		(3,990)				(3,990)
Net income		1,910				1,910
Purchase of own shares	(9)	(9)				(9)
Sales of own shares	0	0				0
Changes (net) in non-shareholders' equity items			(1,099)	(0)	(1,099)	(1,099)
Total changes	(9)	(2,088)	(1,099)	(0)	(1,099)	(3,187)
Balances at Sept. 30, 2007	(85)	175,962	2,195	(0)	2,195	178,158

Statement of Changes in Non-Consolidated Net Assets

FY2007 (April 1, 2006 through March 31, 2007) (Amount: millions of yen)

	Shareholders' equity							
		Capital surplus			Earning surplus			
						Others		
	Common stock	Capital reserve	Others	Total capital surplus	Earned surplus	Reserve for general purpose	Retained earnings carried forward	Total earning surplus
Balances at March 31, 2006	68,258	94,756	–	94,756	2,085	11,500	(1,297)	12,287
Changes								
Mobilization of general reserve (Notes)						(5,000)	5,000	–
Cash dividend from earning surplus (Notes)							(2,793)	(2,793)
Net income							5,618	5,618
Purchase of own shares								
Sales of own shares			0	0				
Changes (net) in non-shareholders' equity items								
Total changes	–	–	0	0	–	(5,000)	7,824	2,824
Balances at March 31, 2007	68,258	94,756	0	94,756	2,085	6,500	6,526	15,111

	Shareholders' equity		Revaluation / Translation differences		
	Treasury stock	Total shareholders' equity	Difference on revaluation of other marketable securities	Total revaluation / translation differences	Total net assets
Balances at March 31, 2006	(61)	175,240	4,428	4,428	179,669
Changes					
Mobilization of general reserve (Notes)		–			–
Cash dividend from earning surplus (Notes)		(2,793)			(2,793)
Net income		5,618			5,618
Purchase of own shares	(15)	(15)			(15)
Sales of own shares	1	1			1
Changes (net) in non-shareholders' equity items			(1,133)	(1,133)	(1,133)
Total changes	(14)	2,810	(1,133)	(1,133)	1,676
Balances at March 31, 2007	(76)	178,051	3,294	3,294	181,346

(Notes) Mobilization of general reserve and cash dividend from retained earnings were profit appropriation items at the ordinary general meeting of shareholders held in June 2006.

(4) Basis of presenting interim non-consolidated financial statements

(a) Valuation basis and method of significant assets

(1) Marketable securities

Investments securities in subsidiaries and affiliates: Stated at cost determined by the moving average method.

Other marketable securities:

Securities with Market Value

Market value method based on market prices and other conditions at the end of the interim term. (The revaluation differences are accounted for based on the direct net assets method and the sales costs are calculated by the moving average method.)

Securities without Market Value

Non listed marketable securities are stated at cost determined by the moving average method.

(2) Inventories

Purchased goods: Stated at cost determined by the moving average method.

Finish goods: Stated at cost determined by the moving average method.

Raw materials: Stated at cost determined by the moving average method.

Work in process: Stated at cost determined by the moving average method for bearings, fasteners, and motors.

Stated at cost determined respectively for measuring equipment, special motors and special machinery components.

Supplies: Stated at cost determined by the moving average method.

(b) Depreciation

Tangible fixed assets:

Depreciation of tangible fixed assets is made on the declining balance method based on estimated useful lives of the assets.

Their major useful lives are as follows:

Buildings and structures	2 to 50 years
Machinery and equipment	2 to 15 years
Tools, furniture and fixtures	2 to 20 years

The depreciation method of depreciation assets whose acquisition values are not less than 100,000 yen and less than 200,000 yen has been changed to a method by which those assets are equally depreciated in lump sum for three years

(Change of depreciation method)

From the current non-consolidated interim accounting period, regarding the fixed assets purchased on or after April 1, 2007, the Company posts depreciation and amortization expenses pursuant to the depreciation method provided in the revised Corporation Tax Law.

This respectively decreases 45 million yen in operating income, ordinary income and interim income before income taxes.

(Additional information)

Of tangible fixed assets acquired before March 31, 2007, regarding those whose depreciation up to their depreciable amounts was completed, the Company depreciates their remaining book values equally over five years from the current interim accounting period.

This respectively decreases 111 million yen in operating income, ordinary income and interim income before income taxes.

Intangible fixed assets:

Depreciation of intangible fixed assets is made on the straight-line method.

The depreciation method of software (for internal use) is computed on the straight-line method based on our expected useful period (5 years).

(c) Allowances

Allowance for doubtful receivables:

In order to prepare against losses resulting from irrecoverable receivables, an allowance has been reserved in the amount required for estimated uncollectible receivables based on actual losses of trade receivables and on collectibility of specific receivables with loss possibilities.

Accrued bonuses:

To make preparations for the payment of bonuses to employees, accrued bonuses are shown based on the anticipated amounts of payment in the current term.

Allowance for bonuses to directors and corporate auditors:

To provide for payment of bonuses to directors and corporate auditors, the Company reported the burden for the current interim term.

Allowance for retirement benefits:

To provide for payment of employee retirement benefits, the Company reported allowance for retirement benefits or prepaid pension costs, based on estimated retirement benefit debts and pension assets at the end of the current interim term.

At the end of the current interim term, prepaid pension costs is included in others of investments and other assets.

Over the five years from the following term after the differences accrue, the Company will charge differences in mathematical calculation to expenses in accordance with the straight-line method.

Allowance for retirement benefits to executive officers:

To provide for payment of retirement allowance to executive officers, the estimated amount to be required according to our internal regulations as of the end of the interim period of the current fiscal year is shown.

Allowance for business restructuring losses:

Based upon the decision of the structural reform plan for its PC keyboard business and other key businesses, the Company has reported the reasonably estimated amounts of expected that it is expected to incur in the future.

(d) Translation of foreign currency assets and liabilities

Translation of foreign currency assets and liabilities are into yen at the exchange rate on the interim period balance sheets date. The resulting exchange differences are accounted for as an exchange gain or loss.

(e) Accounting method of lease transactions

The accounting treatment for financial lease transactions other than those in which the ownership of leases is considered to be transferred to us, is in accordance with that for ordinary lease transactions.

(f) Accounting method of hedge transactions

(1) Method of hedge accounting

The Company adopts the allocation method to account for the forward exchange contracts for foreign currency-denominated receivables and payables, and the deferred hedge method to account for the forward exchange contracts for foreign currency-denominated anticipated transactions. The Company also adopts the special method to account for the interest rate swaps, which meet the requirements of special accounting.

(2)Hedging vehicles and hedged items

(Hedging vehicles)

Forward exchange contracts

Interest rate swaps

(Hedged items)

Monetary receivables and payables in foreign currency

Anticipated transactions in foreign currencies

Interest rates on borrowings

(3)Hedge policy

Under the guidance of its Finance Department, the Company makes forward exchange contracts to hedge risks in foreign exchange fluctuations arising from export and import transactions, and from lending in foreign currency. The Company also makes interest rate swaps to hedge fluctuation risks in interest rates on borrowings.

(4)Method of assessing hedge effectiveness

Regarding forward exchange contracts, in principle, the Company allocates them to monetary receivable and payable with same maturities and with same amounts in foreign currency at closing of forward exchange contracts in accordance with the risk management policy. This completely ensures correlations reflecting subsequent exchange rate fluctuations. The Company assesses hedge effectiveness based upon such correlations. Also, regarding interest rate swaps, the Company assesses hedge effectiveness based upon the fulfillment of the accounting requirements for special treatment.

(g) Other significant accounting policies

Consumption taxes

Consumption tax and other related taxes are excluded from revenues and purchases of the Company.

(5) Notes

(Interim Non-consolidated Balance Sheets)

As of September 30, 2006		As of September 30, 2007	
1. Accumulated depreciation of tangible fixed assets is 49,442 million yen.		1. Accumulated depreciation of tangible fixed assets is 48,459 million yen.	
2. Contingent liabilities	Millions of yen	2. Contingent liabilities	Millions of yen
The Company has provided the following companies with guarantees for their bank borrowings, etc.		The Company has provided the following companies with guarantees for their bank borrowings, etc.	
SHANGHAI SHUN DING TECHNOLOGIES LTD.	6,481	MINEBEA (HONG KONG) LIMITED	5,849
(US$'000	31,830	(US$'000	33,743
RMB'000	183,600)	HK$'000	6,213
MINEBEA THAI LIMITED	5,602		1,862)
(US$'000	12,278	MINEBEA THAI LIMITED	4,877
BAHT'000	63,825	(US$'000	3,500
	3,954)	BAHT'000	118,145
MINEBEA (HONG KONG) LIMITED	5,474	EUR'000	1,132
(US$'000	32,160	SF'000	3,321
	1,682)		3,527)
PELMEC INDUSTRIES (PTE.) LIMITED	2,330	NMB HI-TECH BEARINGS LIMITED	1,561
(US$'000	2,128	(US$'000	1,247
S$'000	27,360	BAHT'000	1,880
EUR'000	309)		1,410)
PELMEC THAI LIMITED	1,723	Other 13 companies	3,663
(BAHT'000	229,666	Total	15,952
	1,001)		
NMB HI-TECH BEARINGS LIMITED	1,145		
(US$'000	1,904		
BAHT'000	3,116		
	911)		
Other 10 companies	2,946		
Total	25,704		
(Foreign currency-denominated guarantees are translated into yen, for convenience only, at the approximate rate of exchange on Sept. 30, 2006.)		(Foreign currency-denominated guarantees are translated into yen, for convenience only, at the approximate rate of exchange on Sept. 30, 2007.)	

As of March 31, 2007	
1. Accumulated depreciation of tangible fixed assets is 47,906 million yen.	
2. Contingent liabilities The Company has provided the following companies with guarantees for their bank borrowings, etc.	Millions of yen
MINEBEA (HONG KONG) LIMITED	6,348
(US$'000	39,742
	1,657)
MINEBEA THAI LIMITED	5,440
(US$'000	7,500
BAHT'000	35,421
EUR'000	223
SF'000	3,638
	4,037)
SHANGHAI SHUN DING TECHNOLOGIES LTD.	5,412
(US$'000	31,830
RMB'000	108,600)
PELMEC INDUSTRIES (PTE.) LIMITED	1,839
(US$'000	11,289
S$'000	5,540
EUR'000	483)
NMB HI-TECH BEARINGS LIMITED	1,229
(US$'000	1,152
BAHT'000	3,894
	1,079)
Other 11 companies	2,929
Total	23,201
(Foreign currency-denominated guarantees are translated into yen, for convenience only, at the approximate rate of exchange on March 31, 2007.)	

As of September 30, 2006	As of September 30, 2007
3. Treatment of consumption taxes For presentation, consumption tax suspense payments offset against consumption tax suspense receipts are included in others of current assets as consumption taxes receivable. 4. Commitment line contracts — Millions of yen To ensure efficient procurement of operating funds, the Company has entered into commitment line contracts with financial institutions. Unused commitments at the end of the current interim term based on these contracts are as follows: Total commitments 10,000 Used commitments – Balance 10,000 5. Matured notes at end of interim term Matured notes at the end of interim term are settled at the exchange date of notes. In the interim term under review, the end date of the term fell on a holiday of financial institutions, and due to this, the following matured notes are included in the interim balance. Notes receivable 404 million yen Notes payable 943 million yen Current liabilities-Others (Notes payable for equipment) 62 million yen	3. Treatment of consumption taxes For presentation, consumption tax suspense payments offset against consumption tax suspense receipts are included in others of current assets as consumption taxes receivable. 4. Commitment line contracts — Millions of yen To ensure efficient procurement of operating funds, the Company has entered into commitment line contracts with financial institutions. Unused commitments at the end of the current interim term based on these contracts are as follows: Total commitments 10,000 Used commitments – Balance 10,000 5. Matured notes at end of interim term Matured notes at the end of interim term are settled at the exchange date of notes. In the interim term under review, the end date of the term fell on a holiday of financial institutions, and due to this, the following matured notes are included in the interim balance. Notes receivable 271 million yen Notes payable 765 million yen Current liabilities-Others (Notes payable for equipment) 79 million yen

As of March 31, 2007
3. None 4. Commitment line contracts — Millions of yen To ensure efficient procurement of operating funds, the Company has entered into commitment line contracts with financial institutions. Unused commitments at the end of the current fiscal year based on these contracts are as follows: Total commitments 10,000 Used commitments – Balance 10,000 5. Matured notes at end of term Matured notes at the end of term are settled at the exchange date of notes. In the term under review, the end date of the term fell on a holiday of financial institutions, and due to this, the following matured notes are included in the balance. Notes receivable 271 million yen Notes payable 937 million yen Notes payable for equipment 63 million yen

(Interim Non-consolidated Statements of Income)

	Half year ended September 30, 2006	Half year ended September 30, 2007	Year ended March 31, 2007
1. Gain on sales of fixed assets	Millions of yen	Millions of yen	Millions of yen
Buildings	49	5	50
Machinery and equipment	144	20	173
Vehicles	—	—	1
Tools, furniture and fixtures	1	1	3
Total	195	27	228
2. Loss on sales of fixed assets	Millions of yen	Millions of yen	Millions of yen
Buildings	—	—	14
Structures	—	—	0
Machinery and equipment	11	1	18
Vehicles	0	—	0
Tools, furniture and fixtures	—	0	—
Land	—	—	17
Other	1	—	2
Total	13	2	52
3. Loss on disposal of fixed assets	Millions of yen	Millions of yen	Millions of yen
Buildings	44	98	188
Structures	0	1	2
Machinery and equipment	16	31	64
Vehicles	—	0	0
Tools, furniture and fixtures	11	4	30
Land	—	—	1
Other	—	—	0
Total	73	135	288
4. Depreciation	Millions of yen	Millions of yen	Millions of yen
Tangible fixed assets	1,620	1,361	3,240
Intangible fixed assets	329	332	663
Investments and other assets-Other	6	2	5
Total	1,955	1,697	3,909

Half year ended September 30, 2006	Half year ended September 30, 2007

Half year ended September 30, 2006

5. Impairment loss

Outline of the asset groups on which impairment losses were recognized (Amount: millions of yen)

Use	Location	FY2007 Interim	
		Class	Amount
Idle assets	Four facilities-Former Kyoto, Ibaraki, Ichinoseki plants and Saku plant (Hachiman City, Kyoto Pref., etc.)	Buildings	30
		Structures	11
		Machinery and equipment	6
		Tools, furniture and fixtures	0
		Land	20
		Total	68

Asset grouping method

Based on its business classification, the Company has grouped assets in the smallest units of its operating businesses, which generate almost independent cash flows.

Reason for the recognition of impairment losses

The above fixed assets (buildings, structures and land, etc.) impaired in the current interim accounting period are idle assets and have no future utilization plans. Due to this, the Company recognized impairment losses on those assets.

Calculation method of collectable amounts

The Company makes net sales proceed-based calculations and assessments mainly based on the standards for real estate appraisals.

6. Business restructuring loss — Millions of yen

This loss is a provision based on the structural reform plan for the PC keyboard business, etc., which is broken down as follows:

Estimated amount of support to affiliates related to business restructuring 1,402

Half year ended September 30, 2007

5. Impairment loss

Outline of the asset groups on which impairment losses were recognized (Amount: millions of yen)

Use	Location	FY2008 Interim	
		Class	Amount
Idle assets	Four facilities-Former Kyoto, Ibaraki, Ichinoseki plants and Kanegasaki plant (Hachiman City, Kyoto Pref., etc.)	Land	69
		Total	69

Asset grouping method

Based on its business classification, the Company has grouped assets in the smallest units of its operating businesses, which generate almost independent cash flows.

Reason for the recognition of impairment losses

The above fixed assets (land) impaired in the current interim accounting period are idle assets and have no future utilization plans. Due to this, the Company recognized impairment losses on those assets.

Calculation method of collectable amounts

The Company makes net sales proceed-based calculations and assessments mainly based on the standards for real estate appraisals.

6. None

Year ended March 31, 2007

5. Impairment loss

Outline of the asset groups on which impairment losses were recognized (Amount: millions of yen)

Use	Location	FY2007	
		Class	Amount
Idle assets	Four facilities-Former Kyoto,Ibaraki,Ichinoseki plants and Saku plant (Hachiman City, Kyoto Pref., etc.)	Buildings	30
		Structures	11
		Machinery and equipment	6
		Tools, furniture and fixtures	0
		Land	26
		Total	74

Asset grouping method

Based on its business classification, the Company has grouped assets in the smallest units of its operating businesses, which generate almost independent cash flows.

Reason for the recognition of impairment losses

The above fixed assets (buildings, structures and land, etc.) impaired in the current accounting period are idle assets and have no future utilization plans. Due to this, the Company recognized impairment losses on those assets.

Calculation method of collectable amounts

The Company makes net sales proceed-based calculations and assessments mainly based on the standards for real estate appraisals.

6. Business restructuring loss

This loss consists of the following allowances and amounts incurred for the current accounting period, based upon the structural reform plan for the PC keyboard business, etc.

	Millions of yen
Loss on disposal of fixed assets related to business restructuring	58
Estimated amount of support to affiliates related to business restructuring	2,402
Total	2,461

(Interim Statement of Changes in Non-consolidated Net Assets)

FY2007 Interim (April 1, 2006 through September 30, 2006)

Class and Number of Treasury Stock

	Shares at previous FY (shares)	Increased shares during the interim term (shares)	Decreased shares during the interim term (shares)	Shares at interim term-end (shares)
Common stock (Notes)	116,560	6,735	1,017	122,278
Total	116,560	6,735	1,017	122,278

(Notes) 1. The 6,735 share increase in the number of own shares of common stock reflects purchases of fractional shares.

2. The 1,017 share decrease in the number of own shares of common stock reflects requests for purchase of fractional shares.

FY2008 Interim (April 1, 2007 through September 30, 2007)

Class and Number of Treasury Stock

	Shares at previous FY (shares)	Increased shares during the interim term (shares)	Decreased shares during the interim term (shares)	Shares at interim term-end (shares)
Common stock (Notes)	135,299	14,210	683	148,826
Total	135,299	14,210	683	148,826

(Notes) 1. The 14,210 share increase in the number of own shares of common stock reflects purchases of fractional shares.

2. The 683 share decrease in the number of own shares of common stock reflects requests for purchase of fractional shares.

FY2007 (April 1, 2006 through March 31, 2007)

Class and Number of Treasury Stock

	Shares at previous FY (shares)	Increased shares during the interim term (shares)	Decreased shares during the interim term (shares)	Shares at interim term-end (shares)
Common stock (Notes)	116,560	20,787	2,048	135,299
Total	116,560	20,787	2,048	135,299

(Notes) 1. The 20,787 share increase in the number of own shares of common stock reflects purchases of fractional shares.

2. The 2,048 share decrease in the number of own shares of common stock reflects requests for purchase of fractional shares.

(a) Relating to lease transactions

(1) Equivalent of acquisition value of leased items, equivalent of total amount of depreciation, accumulated impairment loss equivalent, and equivalent of interim (year-end) closing balance:	Millions of yen								
	Half year ended Sept.30, 2006			Half year ended Sept.30, 2007			Year ended March 31, 2007		
	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of half year-end balance	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of half year-end balance	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of year-end balance
Vehicles	183	77	105	538	124	413	199	81	117
Tools, furniture and fixtures	1,954	1,074	879	1,719	905	814	1,763	988	774
Software	35	23	12	17	8	9	33	12	21
Total	2,172	1,175	997	2,275	1,037	1,237	1,995	1,082	913

Because of a low ratio of the interim (year-end) closing balance of unexpired lease expenses to a total amount of the interim (year-end) closing balance of tangible fixed assets, equivalent of acquisition value in the period under review has been calculated based on "Interest payment inclusive method."

(2) Equivalent of interim (year-end) closing balance of unexpired lease expenses:

	Half year ended Sept.30, 2006	Half year ended Sept.30, 2007	Year ended March 31, 2007
within 1-year	458	488	423
over 1-year	539	748	489
Total	997	1,237	913

Because of a low ratio of the interim (year-end) closing balance of unexpired lease expenses to a total amount of the interim (year-end) closing balance of tangible fixed assets, equivalent of the interim (year-end) closing balance of unexpired lease expenses in the period under review has been calculated based on " Interest payment inclusive method".

(3) The amount of lease expenses, mobilization of lease asset impairment loss, equivalent of depreciation expenses and impairment loss:

	Half year ended Sept.30, 2006	Half year ended Sept.30, 2007	Year ended March 31, 2007
Amount of lease expenses	276	281	531
Equivalent of depreciation expenses	276	281	531

(4) Method of computing equivalent of depreciation expenses:

Computation is based on straight line method with the lease term as a useful life and the residual value to be set at zero.

(Impairment loss) There were no impairment losses allocated to lease assets.

(b) Securities with Market Value

There are no subsidiaries or affiliates whose stocks have their current market value.

(6) Per share data

	Half year ended September 30, 2006	Half year ended September 30, 2007	Year ended March 31, 2007
Net assets per share (yen)	447.96	446.49	454.47
Interim net income per share (yen)	6.38	4.79	14.08
Fully diluted net income per share (yen)	Not stated due to no residual securities in existence.	Not stated due to no residual securities in existence.	Not stated due to no residual securities in existence.

(Note)1. The following are the basis for calculating net assets per share.

	As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Total net assets (millions of yen)	178,755	178,158	181,346
Deduction from total net assets (millions of yen)	–	–	–
Interim-end net assets related to common stock (millions of yen)	178,755	178,158	181,346
Interim-end common stock used for the calculation of net assets per share (shares)	399,045,417	399,018,869	399,032,396

2. The following are the basis for calculating net income or loss per share and diluted net income per share.

	Half year ended September 30, 2006	Half year ended September 30, 2007	Year ended March 31, 2007
Interim net income per share			
Interim net income (millions of yen)	2,544	1,910	5,618
Amount not available for common stock (millions of yen)	–	–	–
Interim net income related to common stock (millions of yen)	2,544	1,910	5,618
Average shares of common stock outstanding (shares)	399,047,140	399,025,479	399,041,947

(7) Subsequent event

There were no significant events subsequent to the half year ended September 30, 2007.

6. Amounts of production, orders received, sales

1. Production

Business segments	Product amount (millions of yen)	Change Y / Y (%)
Machined components business	70,840	105.6
Electronic devices and components business	92,764	101.6
Total	163,604	103.3

(Note) Amounts are provided on the basis of their sales prices, after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

2. Orders received

Business segments	Orders received (millions of yen)	Change Y / Y (%)	Order backlog (millions of yen)	Change Y / Y (%)
Machined components business	75,798	109.7	54,764	110.9
Electronic devices and components business	97,255	99.6	26,624	107.8
Total	173,053	103.8	81,388	109.9

(Note) Amounts are provided on the basis of their sales prices, after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

3. Sales

Business segments	Sales amount (millions of yen)	Change Y / Y (%)
Machined components business	72,249	106.6
Electronic devices and components business	95,998	99.8
Total	168,247	102.6

(Note) Amounts are provided after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

October 30, 2007
Minebea Co., Ltd.

Supplementary Data for Brief Report of Financial Results for the First Half of Fiscal Year ending March 31, 2008

1. Consolidated Results of Operations

(Millions of yen)	Fiscal year ended Mar. 07 1st half	Fiscal year ended Mar. 07 2nd half	Fiscal year ended Mar. 07 Full year	**Half year ended Sep.07**	%Change Y/Y 1st half *1	Prospect for the 2H ending Mar. 08	Prospect for the full year ending Mar. 08 *5	% Change Y/Y *2
Net sales	163,998	167,024	331,022	**168,247**	+2.6%	166,753	335,000	+1.2%
Operating income	13,367	12,898	26,265	**15,121**	+13.1%	14,879	30,000	+14.2%
Ordinary income	10,947	10,896	21,843	**13,236**	+20.9%	11,764	25,000	+14.5%
Net income	7,468	5,394	12,862	**7,474**	+0.1%	7,526	15,000	+16.6%
Net income per share	18.72	13.51	32.23	**18.73**	+0.1%	18.86	37.59	+16.6%

(Millions of yen)	Fiscal year ended Mar. 07 1Q	2Q	3Q	4Q	Fiscal year ending Mar. 08 1Q	**2Q**	2Q %Change Q/Q *3	Y/Y *4
Net sales	80,201	83,797	83,332	83,692	81,766	**86,481**	+5.8%	+3.2%
Operating income	5,858	7,509	6,609	6,289	7,115	**8,006**	+12.5%	+6.6%
Ordinary income	4,713	6,234	5,495	5,401	6,252	**6,984**	+11.7%	+12.0%
Net income	3,288	4,180	4,209	1,185	3,133	**4,341**	+38.6%	+3.9%
Net income per share	8.24	10.48	10.54	2.97	7.85	**10.88**	+38.6%	+3.9%

2. Consolidated Sales and Operating Income by Division

(Millions of yen)	Fiscal year ended Mar. 07 1st half	Fiscal year ended Mar. 07 2nd half	Fiscal year ended Mar. 07 Full year	**Half year ended Sep.07**	%Change Y/Y 1st half *1	Prospect for the 2H ending Mar. 08	Prospect for the full year ending Mar. 08 *5	% Change Y/Y *2
Machined components	67,768	69,894	137,662	**72,249**	+6.6%	70,051	142,300	+3.4%
Bearing related products	58,101	60,128	118,229	**63,181**	+8.7%	61,619	124,800	+5.6%
Other machined components	9,667	9,766	19,433	**9,068**	-6.2%	8,432	17,500	-9.9%
Electronic devices and components	96,229	97,130	193,359	**95,998**	-0.2%	96,702	192,700	-0.3%
Rotary components	56,016	58,842	114,858	**60,091**	+7.3%	62,559	122,650	+6.8%
Other electronic devices	40,213	38,288	78,501	**35,907**	-10.7%	34,143	70,050	-10.8%
Total sales	163,998	167,024	331,022	**168,247**	+2.6%	166,753	335,000	+1.2%
Machined components	13,317	12,878	26,195	**13,704**	+2.9%	14,196	27,900	+6.5%
Electronic devices and components	50	19	69	**1,417**	X28.340	683	2,100	X30.435
Total operating income	13,367	12,898	26,265	**15,121**	+13.1%	14,879	30,000	+14.2%

(Millions of yen)	Fiscal year ended Mar. 07 1Q	2Q	3Q	4Q	Fiscal year ending Mar. 08 1Q	**2Q**	2Q %Change Q/Q *3	Y/Y *4
Machined components	33,305	34,463	34,217	35,677	35,526	**36,723**	+3.4%	+6.6%
Bearing related products	28,506	29,595	29,309	30,819	30,909	**32,272**	+4.4%	+9.0%
Other machined components	4,799	4,868	4,908	4,858	4,617	**4,451**	-3.6%	-8.6%
Electronic devices and components	46,896	49,333	49,115	48,015	46,240	**49,758**	+7.6%	+0.9%
Rotary components	26,865	29,151	28,857	29,985	29,103	**30,988**	+6.5%	+6.3%
Other electronic devices	20,031	20,182	20,258	18,030	17,137	**18,770**	+9.5%	-7.0%
Total sales	80,201	83,797	83,332	83,692	81,766	**86,481**	+5.8%	+3.2%
Machined components	6,228	7,089	6,769	6,109	6,599	**7,105**	+7.7%	+0.2%
Electronic devices and components	-369	419	-159	178	515	**901**	+75.0%	X2.150
Total operating income	5,858	7,509	6,609	6,289	7,115	**8,006**	+12.5%	+6.6%

3. Capital Expenditure, Depreciation, Research and Development Costs

(Millions of yen)	Fiscal year ended Mar. 07 1st half	2nd half	Full year	Fiscal year ending Mar. 08 1Q	**2Q**	**1st half**	Prospect for the 2H ending Mar. 08	Prospect for the full year ending Mar. 08 *5
Capital expenditure	8,905	8,064	16,969	5,268	**6,767**	**12,035**	15,465	27,500
Depreciation (Including Intangible Fixed Assets)	11,894	12,754	24,648	6,544	**6,751**	**13,295**	11,505	24,800
Research and development costs	4,445	4,555	9,000	2,484	**2,480**	**4,964**	6,536	11,500

4. Exchange Rates

(Yen)		Fiscal year ended Mar. 07			Fiscal year ending Mar. 08			Prospect for the 2H ending Mar. 08	Prospect for the full year ending Mar. 08
		1st half	2nd half	Full year	1Q	**2Q**	**1st half**		
US$	PL	115.26	118.56	116.91	119.85	**119.42**	**119.64**	116.28	117.96
	BS	117.90	118.05	118.05	123.26	**115.43**	**115.43**	116.28	116.28
EURO	PL	145.58	153.92	149.75	161.22	**162.43**	**161.83**	157.70	159.77
	BS	149.77	157.33	157.33	165.64	**163.38**	**163.38**	157.70	157.70
S'PORE$	PL	72.61	76.55	74.58	78.80	**78.42**	**78.61**	76.35	77.48
	BS	74.32	77.83	77.83	80.40	**77.46**	**77.46**	76.35	76.35
THAI BAHT	PL	3.03	3.34	3.18	3.70	**3.84**	**3.77**	3.61	3.69
	BS	3.14	3.67	3.67	3.89	**3.67**	**3.67**	3.61	3.61
RMB	PL	14.40	15.13	14.77	15.55	**15.80**	**15.68**	15.28	15.48
	BS	14.86	15.24	15.24	16.12	**15.36**	**15.36**	15.28	15.28

5. Non-Consolidated Results of Operations

(Millions of yen)	Fiscal year ended Mar. 07			**Half year ended Sep.07**	%Change Y/Y	Prospect for the 2H ending Mar. 08	Prospect for the full year ending Mar. 08	% Change Y/Y *2
	1st half	2nd half	Full year		1st half *1			
Net sales	114,170	114,236	228,406	**114,833**	+0.6%	120,167	235,000	+2.9%
Operating income	4,375	4,573	8,948	**3,367**	-23.0%	4,133	7,500	-16.2%
Ordinary income	4,946	7,450	12,396	**4,461**	-9.8%	8,239	12,700	+2.4%
Net income	2,544	3,074	5,618	**1,910**	-24.9%	2,090	4,000	-28.8%

*1 First half % change Y/Y : First half in comparison with the first half of the previous fiscal year
*2 Full year % change Y/Y : Full year in comparison with the previous full year
*3 2Q % change Q/Q : 2Q in comparison with 1Q
*4 2Q % change Y/Y : 2Q in comparison with 2Q of the previous fiscal year
*5 Consolidated Results of prospect for the full year is unchanged

END